Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board to provide guidance and recommendations for best practice risk disclosures for banks. We have adopted these recommendations at BMO in order to prepare and deliver high-quality, transparent risk disclosures. The index below details these recommendations and references the presentation of the disclosures in our 2025 Annual Report, Supplementary Financial Information (SFI) and Supplementary Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not, and should not be considered to be incorporated by reference into this 2025 Annual Report.

Topic	EDTF Disclosure	Page number
		Annual Report	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	67-107	Index	Index
	2. Risk terminology, measures and key parameters	70-107, 122-124
	3. Top and emerging risks	67-69
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	61
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	70-74
	6. Risk culture, risk appetite and procedures to support the culture	72-75
	7. Risks that arise from business models and activities	63,72-74
	8. Stress testing within the risk governance and capital frameworks	75
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	59-61,185		5-6,15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at: Regulatory Disclosure	62		5-7
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital			8
	12. Capital management and strategic planning	58-63
	13. Risk-weighted assets (RWA) by operating segment	63		16
	14. Analysis of capital requirements for each method used in calculating RWA	59-63,76-80		16,22-49, 55-67,70-71, 78-82,85, 86-91
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios			22-49, 51-67, 89-91
	16. Flow statement that reconciles movements in RWA by credit risk and market risk			50,71,83
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	101-102		92-94
Liquidity	18. Management of liquidity needs and liquidity reserve held to meet those needs	89-95
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	91	48
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	96-97
	21. Analysis of funding sources and funding strategy	92-93
Market Risk	22. Linkage of trading and non-trading market risk to the consolidated balance sheet	88
	23. Significant trading and non-trading market risk factors	84-88
	24. Market risk model assumptions, validation procedures and back-testing	84-88,101-102
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	84-88
Credit Risk	26. Analysis of credit risk profile, exposures and concentration	62-63,76-83, 145-152,163-164	24-45	16-81
	27. Policies to identify impaired loans and renegotiated loans	146,151
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	82,148
	29. Counterparty credit risk arising from derivative transactions	76-78,83,163-164		55-73
	30. Credit risk mitigation	76-78,147,154, 196-197		21,51-52,68
Other Risks	31. Discussion of other risks	70-73,98-107
	32. Publicly known risk events involving material or potentially material loss events	98-107,197-198

BMO Financial Group 208th Annual Report 2025	15

Management’s Discussion and Analysis
BMO’s Chief Executive Officer and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.
The MD&A comments on our operations and financial condition for the years ended October 31, 2025 and 2024. The MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended October 31, 2025. The MD&A commentary is as at December 4, 2025. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). References to generally accepted accounting principles (GAAP) mean IFRS.

Index

17	Caution Regarding Forward-Looking Statements

18	About BMO

19	Corporate Events

19	Financial Objectives and Value Measures

22	Financial Highlights

23	Non-GAAP and Other Financial Measures

27	Economic Developments and Outlook

28	2025 Financial Performance Review

34	2025 Operating Segments Performance Review
34	How BMO Reports Operating Segments Results
35	Canadian Personal and Commercial Banking
39	U.S. Banking
43	Wealth Management
47	Capital Markets
50	Corporate Services, including Technology and Operations

52	Summary Quarterly Earnings Trends

53	Review of Fourth Quarter 2025 Performance

54	2024 Financial Performance Review

55	Financial Condition Review
55	Summary Balance Sheet
58	Enterprise-Wide Capital Management
65	Off-Balance Sheet Arrangements

67	Enterprise-Wide Risk Management

108	Accounting Matters and Disclosure and Internal Control
108	Critical Accounting Estimates and Judgments
111	Future Changes in Accounting Policies
111	Other Regulatory Developments
111	Transactions with Related Parties
112	Shareholders’ Auditors’ Services and Fees
113	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

114	Supplemental Information

122	Glossary of Financial Terms

Regulatory Filings
BMO’s continuous disclosure materials, including our interim consolidated financial statements and interim MD&A, audited annual consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. BMO’s Chief Executive Officer and Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, annual MD&A and Annual Information Form, the effectiveness of BMO’s disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO’s internal control over financial reporting. Information contained in, or otherwise accessible through, our website (www.bmo.com) or any third-party websites mentioned herein, does not form part of this document.

Caution
The About BMO, Financial Objectives and Value Measures, Economic Developments and Outlook, Provision for Income Taxes and Other Taxes, 2026 Areas of Focus, Business Environment and Outlook, Enterprise-Wide Capital Management,
Off-Balance
Sheet Arrangements, Enterprise-Wide Risk Management, Future Changes in Accounting Policies and Other Regulatory Developments sections contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Refer to the Caution Regarding Forward-Looking Statements section for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

16	BMO Financial Group 208th Annual Report 2025

Factors That May Affect Future Results
As noted in the following Caution Regarding Forward-Looking Statements section, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational non-financial,
legal and regulatory compliance, strategic, environmental and social, and reputation risk. Should our risk management framework prove ineffective, there could be a material impact on our financial position and results.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States
Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial,
legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section and the Allowance for Credit Losses section, as updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group 208th Annual Report 2025	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

About BMO
BMO Financial Group (BMO, Bank of Montreal, the bank, we, our, us) is the seventh largest bank in North America by assets, with total assets of $1.5 trillion. Serving clients for more than 200 years, BMO is a highly diversified financial institution, providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to approximately thirteen million clients in Canada, the United States and select markets globally. We operate through four integrated operating segments: Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets. For further information on our operating segments, refer to the 2025 Operating Segments Performance Review section.
At BMO, we continue to build a digital-first, future-ready bank, with engaged employees and a high-performing, winning culture. We are focused on helping our clients make real financial progress, and on financing their growth and innovation, while also investing in our workforce. Anchored by our Purpose, we are differentiated by our strategic priorities for growth, strengthened by our approach to sustainability and guided by our values as we build a foundation of trust with our colleagues, clients and communities.

Our Purpose: Boldly Grow the Good
in business and life
BMO has a deep sense of purpose. We leverage our position as a leading financial services provider in order to drive progress for our clients and communities.

•
Thriving economy
– Provide access to capital and valuable financial advice – investing in businesses, supporting home ownership and strengthening the communities we serve, while driving innovation that makes banking easier.

•	Sustainable future – Be our clients’ lead partner in their transition to a net zero world, offering products and services to help them achieve their sustainability and risk management objectives.

•
Stronger communities
– Act as a catalyst for progress through capital investment, sponsorships and donations, as well as financial literacy and educational programming. Our culture inspires our colleagues to get involved, give back and volunteer their time to make an impact.

Our Strategic Priorities
Our priorities support our enterprise-wide strategy and are the differentiators that allow us to achieve our financial objectives and deliver competitive performance through consistent execution.

•	World-class client experience , grounded in One Client advice and guidance

•	High-performing, winning culture driven by alignment, accountability and recognition

•	Digital-first, AI-powered business for value and future readiness

•	Superior risk management
The operating segment strategies are outlined in the 2025 Operating Segments Performance Review.

Our Approach to Sustainability
Sustainability is embedded in our Purpose. We take steps to manage our business in a manner that is consistent with our long-term risk management and financial goals, while considering our impact on communities, society and other stakeholders. We integrate sustainability practices across our value chain in key areas, including sustainable finance, financial inclusion, climate change, human rights and our workforce.

Our Values
Four core values shape our culture and underpin our choices and actions:

•	Integrity

•	Inclusion

•	Responsibility

•	Empathy
Caution
This About BMO section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

18	BMO Financial Group 208th Annual Report 2025

Corporate Events
Burgundy Asset Management Ltd.
On November 1, 2025, we completed the acquisition of Burgundy Asset Management Ltd. (Burgundy), a leading independent wealth manager in Canada, providing discretionary investment management for private clients, foundations, endowments, pensions and family offices. The acquisition expands Wealth Management and strengthens our offering in the Canadian Investment Counsel space catering to high net worth and ultra-high net worth clients. Acquisition and integration costs were recorded in our Wealth Management segment in non-interest
expense as an adjusting item.
For further information, refer to Note 9 of the audited annual consolidated financial statements.
U.S. Branch Optimization
On October 16, 2025, we announced that we had entered into a definitive agreement to sell 138 BMO branches in select markets to First-Citizens Bank & Trust Company (First Citizens Bank) to support the optimization of our U.S. branch network and the redeployment of capital and resources. Under the terms of this agreement, First Citizens Bank will assume approximately US$5.7 billion (CAD$8 billion) in deposits and purchase approximately US$1.1 billion (CAD$1.5 billion) in loans for a net deposit premium of approximately 5% paid on closing. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in mid-2026.
As a result, BMO recorded a write-down of goodwill of US$73 million (CAD$102 million)
pre-tax
and
after-tax
in the fourth quarter of 2025, reported in Corporate Services in non-interest
expense as an adjusting item.
For further information, refer to Note 9 of the audited annual consolidated financial statements.
Realignment of Operating Segments
On October 28, 2025, we announced the realignment of business units associated with the previously announced changes in the bank’s organizational structure effective the fourth quarter of 2025 and applied on a retrospective basis. The realignment combined U.S. Personal and Business Banking, Commercial Banking and Private Wealth businesses to form a unified U.S. Banking operating segment. Previously, the U.S. Wealth business was reported within Wealth Management. There was no impact to the bank’s consolidated results.
For further information, refer to the How BMO Reports Operating Segments Results section.

Financial Objectives and Value Measures
Results and measures in this section are presented on a reported and an adjusted basis, and management considers both to be useful in assessing our performance. We believe that the non-GAAP measures and ratios presented here, read together with our GAAP results, provide readers with a better understanding of how management assesses results and are a reflection of ongoing business performance.
Adjusted results and measures in this section, including earnings per share (EPS), EPS growth, return on equity (ROE), return on tangible common equity (ROTCE), net income, revenue, non-interest expense, efficiency ratio and operating leverage, are non-GAAP amounts, measures and ratios, which are discussed in the
Non-GAAP
and Other Financial Measures section.
Information regarding the composition of each of these measures is provided in the Glossary of Financial Terms.
Financial Objectives
BMO has established medium-term financial objectives for certain key performance measures, which are set out below. Medium-term is generally defined as three to five years, and performance is assessed on an adjusted basis. These objectives serve as guideposts and assume a normal business environment and credit cycle. We aim to deliver top-tier
total shareholder return and achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities.
Our business planning process is rigorous, sets ambitious goals and considers factors such as the prevailing economic environment, our risk appetite, customers’ evolving needs and opportunities available across our operating segments. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward achieving our strategic priorities. We seek a balance between current profitability and investing to create sustainable growth. Our ability to achieve these objectives may be affected by changes in the economic, business or regulatory environment or extraordinary developments.
In fiscal 2025, our performance across each of these objectives strengthened, as the industry experienced moderate economic growth and strong financial markets, as well as challenges from trade and tariff uncertainty. Our performance benefitted from the execution of initiatives to improve return on equity towards achieving our medium-term target of 15%, including improving profitability in U.S. Banking, normalization of credit losses, capital optimization and enhancing the efficiency and profitability of our businesses, and which we believe remains an appropriate target. Our financial objectives and performance against these objectives are outlined in the table below and described in the sections that follow.

BMO Financial Group 208th Annual Report 2025	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE 1

	Financial objectives (adjusted)	Reported basis			Adjusted basis (1)
As at and for the periods ended October 31, 2025		1-year	3-year (2) (3)	5-year (2) (3)	1-year	3-year (2) (3)	5-year (2) (3)
Earnings per share growth (%)	7-10%	20.2	(17.0)	8.7	25.6	(2.8)	9.5
Return on equity (%)	15% or more	10.6	8.8	12.8	11.3	11.2	13.1
Return on tangible common equity (%)	18% or more	14.3	12.1	15.7	14.7	14.7	15.9
Operating leverage (%) (2)	2% or more	2.4	(7.4)	0.8	4.3	(0.3)	1.3
Common Equity Tier 1 Ratio (%)	Exceed regulatory requirement	13.3	na	na	na	na	na
Total shareholder return (%)	Top-tier	43.3	16.9	22.2	na	na	na

(1)	Adjusted results and measures are non-GAAP amounts and measures and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) and operating leverage was calculated based on revenue, net of CCPB. Beginning fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17,
Insurance Contracts
(IFRS 17). Revenue, net of CCPB, was $34,393 million in fiscal 2022 and $25,787 million in fiscal 2021. Measures and ratios presented on a basis net of CCPB are non-GAAP
amounts.

(3)	The 3-year and 5-year EPS growth rate and operating leverage, net of CCPB, reflect compound annual growth rates (CAGR).
na – not applicable
Certain comparative figures have been reclassified for changes in accounting policy.

Earnings per Share Growth

All references to earnings per share (EPS) are to diluted EPS, unless otherwise indicated.
Reported EPS was $11.44 in fiscal 2025, an increase of $1.93 or 20% from $9.51 in fiscal 2024. Adjusted EPS was $12.16, an increase of $2.48 or 26% from $9.68 in fiscal 2024. Higher reported and adjusted EPS reflected earnings growth, as well as a lower number of common shares outstanding. Net income available to common shareholders increased 19% year-over-year on a reported basis and 25% on an adjusted basis, with higher revenue and lower provisions for credit losses partially offset by higher expenses. The average number of diluted common shares outstanding decreased 1% from fiscal 2024, due to shares repurchased in the current year.

Earnings per Share (EPS)
is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to common shareholders. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the audited annual consolidated financial statements.

Return on Equity and Return on Tangible Common Equity

Reported return on equity (ROE) was 10.6% in fiscal 2025 and adjusted ROE was 11.3%, compared with 9.7% and 9.8%, respectively, in fiscal 2024. Reported and adjusted ROE increased due to earnings growth, partially offset by an increase in average common shareholders’ equity.
Average common shareholders’ equity increased $6.3 billion or 9% from fiscal 2024, primarily due to growth in retained earnings and an increase in accumulated other comprehensive income, partially offset by the impact of the purchase of common shares for cancellation in the current year.
Reported return on tangible common equity (ROTCE) was 14.3%, compared with 13.5% in fiscal 2024, and adjusted ROTCE was 14.7%, compared with 13.1% in fiscal 2024. Book value per share increased 7% from the prior year to $111.57, reflecting the increase in shareholders’ equity.

Return on Common Shareholders’ Equity (ROE)
is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than reported net income.

Return on Tangible Common Equity (ROTCE)
is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. Average tangible common equity comprises common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than reported net income.

20	BMO Financial Group 208th Annual Report 2025

Efficiency Ratio and Operating Leverage

BMO’s reported efficiency ratio in fiscal 2025 was 58.2%, an improvement from 59.5% in fiscal 2024, and adjusted efficiency ratio was 56.3%, an improvement from 58.6% in fiscal 2024.
Reported operating leverage in fiscal 2025 was 2.4%, compared with 19.8% in fiscal 2024, and adjusted operating leverage was 4.3% in fiscal 2025, compared with 1.6% in fiscal 2024.

Efficiency Ratio
(or expense-to-revenue
ratio)
is a measure of productivity. It is a percentage calculated as non-interest
expense divided by total revenue (on a taxable equivalent basis in the operating segments).

Operating Leverage
is the difference between the growth rates of revenue and
non-interest
expense. Adjusted operating leverage is calculated using adjusted revenue and adjusted non-interest
expense.

Common Equity Tier 1 Ratio

Our Common Equity Tier 1 (CET1) Ratio was 13.3% as at October 31, 2025, compared with 13.6% as at October 31, 2024. Our CET1 Ratio decreased from the prior year, as internal capital generation was more than offset by the impact of the purchase of 22.2 million common shares for cancellation and higher source-currency risk-weighted assets (RWA).

Common Equity Tier 1 (CET1) Ratio
is calculated as CET1 Capital, which comprises common shareholders’ equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions or shortfall in allowances or other specified items), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Total Shareholder Return and Other Information
TABLE 2

For the year ended October 31	2025	2024	2023	2022	2021	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	174.23	126.88	104.79	125.49	134.37	11.6	17.0
Dividends paid ($ per share)	6.36	6.04	5.72	5.11	4.24	7.6	8.6
Dividend yield (%)	3.7	4.8	5.5	4.3	3.2	nm	nm
Increase (decrease) in share price (%)	37.3	21.1	(16.5)	(6.6)	69.4	nm	nm
Total annual shareholder return (%) (2)	43.3	27.4	(12.5)	(3.1)	75.9	16.9	22.2
Canadian peer group average (excluding BMO) (3)	35.8	49.4	(8.8)	(6.2)	56.1	21.9	21.4

(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(3)	As at October 31, 2025. Canadian peer group: The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada and The Toronto-Dominion Bank.
nm – not meaningful
The average annual total shareholder return (TSR) is a key measure of shareholder value, and we expect that execution on our strategic priorities will drive value creation for our shareholders. The one-year, three-year and five-year average annual TSR was 43.3%, 16.9% and 22.2%, respectively, compared with our Canadian peer group average (excluding BMO) of 35.8%, 21.9% and 21.4%, respectively.
The table above summarizes dividends paid on BMO’s common shares over the past five years and the movements in our share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2021 would have been worth $2,725 as at October 31, 2025, assuming reinvestment of dividends, for a total return of 172.5%.
Dividends declared per common share in fiscal 2025 totalled $6.44, an increase of $0.32 from $6.12 in the prior year. Dividends paid over a five-year
period have increased at an average annual compound rate of approximately 9%.

The annual
Total Shareholder Return (TSR)
represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.
Caution
This Financial Objectives and Value Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 208th Annual Report 2025	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
TABLE 3

(Canadian $ in millions, except as noted)	2025	2024

Summary Income Statement (1)
Net interest income	21,487	19,468
Non-interest revenue	14,787	13,327
Revenue	36,274	32,795
Provision for credit losses on impaired loans	3,147	3,066
Provision for credit losses on performing loans	470	695
Total provision for credit losses (PCL)	3,617	3,761
Non-interest expense	21,107	19,499
Provision for income taxes	2,825	2,208
Net income	8,725	7,327
Net income attributable to non-controlling interest in subsidiaries	16	9
Dividends on preferred shares and distributions on other equity instruments	436	386
Net income available to common shareholders	8,273	6,932
Adjusted net income	9,248	7,449
Adjusted net income available to common shareholders	8,796	7,054

Common Share Data ($, except as noted) (1)
Basic earnings per share	11.46	9.52
Diluted earnings per share	11.44	9.51
Adjusted diluted earnings per share	12.16	9.68
Book value per share	111.57	104.40
Closing share price	174.23	126.88
Number of common shares outstanding (in millions)
End of period	708.9	729.5
Average basic	721.9	727.7
Average diluted	723.3	728.5
Market capitalization ($ millions)	123,513	92,563
Dividends declared per common share	6.44	6.12
Dividend yield (%)	3.7	4.8
Dividend payout ratio (%)	56.2	64.3
Adjusted dividend payout ratio (%)	52.8	63.1

Financial Measures and Ratios (%) (1)
Return on equity	10.6	9.7
Adjusted return on equity	11.3	9.8
Return on tangible common equity	14.3	13.5
Adjusted return on tangible common equity	14.7	13.1
Efficiency ratio	58.2	59.5
Adjusted efficiency ratio	56.3	58.6
Operating leverage	2.4	19.8
Adjusted operating leverage	4.3	1.6
Net interest margin on average earning assets	1.65	1.58
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.99	1.85
Effective tax rate	24.5	23.2
Adjusted effective tax rate	24.3	22.9
Total PCL-to-average net loans and acceptances	0.53	0.57
PCL on impaired loans-to-average net loans and acceptances	0.46	0.47

Balance Sheet and Other Information (as at October 31, $ millions, except as noted)
Assets	1,476,802	1,409,647
Average earning assets	1,305,072	1,235,830
Gross loans and acceptances	682,922	682,731
Net loans and acceptances	677,872	678,375
Deposits	976,202	982,440
Common shareholders’ equity	79,095	76,163
Total risk-weighted assets (2)	437,945	420,838
Assets under administration	864,891	770,584
Assets under management	506,661	422,701

Capital and Liquidity Measures (%) (2)
Common Equity Tier 1 Ratio	13.3	13.6
Tier 1 Capital Ratio	15.0	15.4
Total Capital Ratio	17.3	17.6
Leverage Ratio	4.3	4.4
TLAC Ratio	29.7	29.3
Liquidity Coverage Ratio	132	132
Net Stable Funding Ratio	117	117

Foreign Exchange Rates ($)
As at October 31, Canadian/U.S. dollar	1.4016	1.3909
Average Canadian/U.S. dollar	1.4029	1.3591

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the
Non-GAAP
and Other Financial Measures section. For details on the composition of non-GAAP
amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)
Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by OSFI, as applicable.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

22	BMO Financial Group 208th Annual Report 2025

Non-GAAP
and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP
basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
For further information regarding the composition of
non-GAAP
and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.
Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP.
Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.
Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.
Adjusting Items
Adjusted results in the current and prior years excluded the following items:

•
Acquisition and integration costs of $13 million ($17 million pre-tax)
in the current year and $129 million ($172 million
pre-tax)
in the prior year. Amounts are recorded in
non-interest
expense in the related operating segment: Burgundy in Wealth Management; Bank of the West in Corporate Services; AIR MILES in Canadian P&C; and Clearpool and Radicle in Capital Markets.

•
Amortization of acquisition-related intangible assets of $352 million ($476 million pre-tax)
in the current year, including a $64 million impairment related to AIR MILES, and $334 million ($450 million pre-tax)
in the prior year. Amounts are recorded in
non-interest
expense in the related operating segment.

•
Impact of divestitures related to the announced sale of 138 branches in select U.S. markets resulting in a write-down of goodwill of $102 million
(pre-tax
and
after-tax)
in the current year, recorded in
non-interest
expense in Corporate Services.

•
Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense in Corporate Services, which included a partial reversal of $14 million ($19 million pre-tax)
in the current year and a charge of $357 million ($476 million pre-tax)
in the prior year.

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in the current year, recorded in non-interest expense in Corporate Services.

•
Reversal of the fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $834 million ($1,135 million pre-tax)
in the prior year, comprising a reversal of interest expense of $547 million and a reversal of non-interest
expense of $588 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements.

•
Net accounting loss of $136 million ($164 million
pre-tax)
on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization in the prior year, recorded in non-interest
revenue in Corporate Services.

Adjusting items in aggregate decreased net income by $523 million in the current year, compared with a $122 million decrease in the prior year.
Caution
This
Non-GAAP
and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 208th Annual Report 2025	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP
and Other Financial Measures
(1)
TABLE 4

(Canadian $ in millions, except as noted)	2025	2024

Reported Results
Net interest income	21,487	19,468
Non-interest revenue	14,787	13,327
Revenue	36,274	32,795
Provision for credit losses	3,617	3,761
Non-interest expense	21,107	19,499
Income before income taxes	11,550	9,535
Provision for income taxes	2,825	2,208
Net income	8,725	7,327
Dividends on preferred shares and distributions on other equity instruments	436	386
Net income attributable to non-controlling interest in subsidiaries	16	9
Net income available to common shareholders	8,273	6,932
Diluted EPS ($)	11.44	9.51

Adjusting Items Impacting Revenue (Pre-tax)
Legal provision/reversal (including related interest expense and legal fees)	–	547
Impact of loan portfolio sale	–	(164)
Impact of adjusting items on revenue (pre-tax)	–	383

Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs	(17)	(172)
Amortization of acquisition-related intangible assets (2)	(476)	(450)
Impact of divestitures	(102)	–
Legal provision/reversal (including related interest expense and legal fees)	–	588
FDIC special assessment	19	(476)
Impact of alignment of accounting policies	(96)	–
Impact of adjusting items on non-interest expense (pre-tax)	(672)	(510)
Impact of adjusting items on reported net income (pre-tax)	(672)	(127)

Adjusting Items Impacting Revenue (After-tax)
Legal provision/reversal (including related interest expense and legal fees)	–	401
Impact of loan portfolio sale	–	(136)
Impact of adjusting items on revenue (after-tax)	–	265

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs	(13)	(129)
Amortization of acquisition-related intangible assets (2)	(352)	(334)
Impact of divestitures	(102)	–
Legal provision/reversal (including related interest expense and legal fees)	–	433
FDIC special assessment	14	(357)
Impact of alignment of accounting policies	(70)	–
Impact of adjusting items on non-interest expense (after-tax)	(523)	(387)
Impact of adjusting items on reported net income (after-tax)	(523)	(122)
Impact on diluted EPS ($)	(0.72)	(0.17)

Adjusted Results
Net interest income	21,487	18,921
Non-interest revenue	14,787	13,491
Revenue	36,274	32,412
Provision for credit losses	3,617	3,761
Non-interest expense	20,435	18,989
Income before income taxes	12,222	9,662
Provision for income taxes	2,974	2,213
Net income	9,248	7,449
Net income available to common shareholders	8,796	7,054
Diluted EPS ($)	12.16	9.68

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures, as presented in the table above. Refer to the commentary in this
Non-GAAP
and Other Financial Measures section for further information on adjusting items.

(2)	Represents amortization of acquisition-related intangible assets and any impairment.

24	BMO Financial Group 208th Annual Report 2025

Summary of Reported and Adjusted Results by Operating Segment
TABLE 5

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Wealth Management	Capital Markets	Corporate Services	Total Bank	U.S. Operations (1) (US$ in millions)
2025
Reported net income (loss)	3,295	2,810	1,381	1,977	(738)	8,725	2,431
Dividends on preferred shares and distributions on other equity instruments	46	61	6	41	282	436	12
Net income attributable to non-controlling interest in subsidiaries	–	14	–	–	2	16	12
Net income (loss) available to common shareholders	3,249	2,735	1,375	1,936	(1,022)	8,273	2,407
Adjusting Items
Acquisition and integration costs	–	–	4	–	9	13	6
Amortization of acquisition-related intangible assets	58	272	–	22	–	352	200
Impact of divestitures	–	–	–	–	102	102	73
Impact of FDIC special assessment	–	–	–	–	(14)	(14)	(10)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	3,353	3,082	1,385	1,999	(571)	9,248	2,725
Adjusted net income (loss) available to common shareholders (2)	3,307	3,007	1,379	1,958	(855)	8,796	2,701
2024
Reported net income (loss)	3,457	2,010	1,067	1,492	(699)	7,327	2,112
Dividends on preferred shares and distributions on other equity instruments	42	57	6	37	244	386	20
Net income attributable to non-controlling interest in subsidiaries	–	2	–	–	7	9	7
Net income (loss) available to common shareholders	3,415	1,951	1,061	1,455	(950)	6,932	2,085
Adjusting Items
Acquisition and integration costs	17	–	–	15	97	129	76
Amortization of acquisition-related intangible assets	13	290	–	31	–	334	222
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	(834)	(834)	(616)
Impact of loan portfolio sale	–	–	–	–	136	136	102
Impact of FDIC special assessment	–	–	–	–	357	357	263
Adjusted net income (loss) (2)	3,487	2,300	1,067	1,538	(943)	7,449	2,159
Adjusted net income (loss) available to common shareholders (2)	3,445	2,241	1,061	1,501	(1,194)	7,054	2,132

(1)	U.S. Operations reported and adjusted results comprise net income recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Return on Equity and Return on Tangible Common Equity
TABLE 6

(Canadian $ in millions, except as noted) For the year ended October 31	2025	2024
Reported net income	8,725	7,327
Net income attributable to non-controlling interest in subsidiaries	16	9
Net income attributable to bank shareholders	8,709	7,318
Dividends on preferred shares and distributions on other equity instruments	436	386
Net income available to common shareholders (A)	8,273	6,932
After-tax amortization of acquisition-related intangible assets	352	334
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	8,625	7,266
After-tax impact of other adjusting items (1)	171	(212)
Adjusted net income available to common shareholders (C)	8,796	7,054
Average common shareholders’ equity (D)	78,126	71,817
Goodwill	(16,886)	(16,385)
Acquisition-related intangible assets	(2,329)	(2,642)
Net of related deferred tax liabilities	953	960
Average tangible common equity (E)	59,864	53,750
Return on equity (%) (= A/D)	10.6	9.7
Adjusted return on equity (%) (= C/D)	11.3	9.8
Return on tangible common equity (%) (= B/E)	14.3	13.5
Adjusted return on tangible common equity (%) (= C/E)	14.7	13.1

(1)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

BMO Financial Group 208th Annual Report 2025	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity by Operating Segment
(1)
TABLE 7

	2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Wealth Management	Capital Markets	Corporate Services	Total Bank	U.S. Operations (2) (US$ in millions)
Reported
Net income (loss) available to common shareholders	3,249	2,735	1,375	1,936	(1,022)	8,273	2,407
Total average common equity	16,744	37,075	3,028	13,786	7,493	78,126	32,512
Return on equity (%)	19.4	7.4	45.4	14.0	na	10.6	7.4
Adjusted (3)
Net income (loss) available to common shareholders	3,307	3,007	1,379	1,958	(855)	8,796	2,701
Total average common equity	16,744	37,075	3,028	13,786	7,493	78,126	32,512
Return on equity (%)	19.8	8.1	45.6	14.2	na	11.3	8.3
	2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Wealth Management	Capital Markets	Corporate Services	Total Bank	U.S. Operations (2) (US$ in millions)
Reported
Net income (loss) available to common shareholders	3,415	1,951	1,061	1,455	(950)	6,932	2,085
Total average common equity	15,986	35,100	2,905	13,172	4,654	71,817	31,782
Return on equity (%)	21.4	5.6	36.5	11.0	na	9.7	6.6
Adjusted (3)
Net income (loss) available to common shareholders	3,445	2,241	1,061	1,501	(1,194)	7,054	2,132
Total average common equity	15,986	35,100	2,905	13,172	4,654	71,817	31,782
Return on equity (%)	21.5	6.4	36.5	11.4	na	9.8	6.7

(1)
Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, with unallocated capital reported in Corporate Services. Capital allocation methodologies are reviewed annually. For further information, refer to the How BMO Reports Operating Segments Results section.

(2)	U.S. Operations comprises reported and adjusted results and allocated capital recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
na – not applicable
Certain comparative figures have been reclassified to conform with the current year’s presentation.

26	BMO Financial Group 208th Annual Report 2025

Economic Developments and Outlook
Economic Developments in 2025 and Outlook for calendar 2026
(1)
Ongoing changes in U.S. trade policies have created a heightened sense of economic uncertainty that is impacting both Canada and the United States. The ultimate impact on economic growth in both countries will depend on the level and duration of tariffs and the outcome of future trade negotiations. Global trade uncertainties and tariffs likely caused the global economy to slow in 2025. However, recent U.S. trade agreements with several regions, including the European Union, the United Kingdom and Japan, have shown progress toward stability in the global economic environment. The United States and China have also agreed to a one-year
pause on additional tariffs that has eased trade tensions. The renegotiation of the United States-Mexico-Canada Agreement (USMCA) is expected to shape the direction of trade policies in 2026.
Canada’s real gross domestic product (GDP) growth is estimated to have slowed to an annual rate of 1.7% in 2025, compared with 2.0% in 2024. Steady growth in consumer and government spending was partially offset by a decline in exports and business investment, as a result of tariff uncertainty. Assuming trade tensions ease and the USMCA is renewed, real GDP is expected to grow 1.4% in 2026, in response to improved business sentiment, lower interest rates, and expansionary fiscal policies aimed at increasing business investment and infrastructure, energy and mining projects. The unemployment rate rose moderately in the past year to 6.9% in October 2025, reflecting economic weakness, and is expected to rise further to 7.2%, before declining as economic growth improves in 2026. Lower immigration targets will also slow population growth, easing upward pressure on the unemployment rate. Consumer price inflation remained moderate at 2.2% year-over-year as of October 2025, partially due to the elimination of the consumer carbon tax, and is anticipated to average 2.5% in 2026. After holding policy rates steady since March 2025, the Bank of Canada lowered its policy rate in September and October 2025 to address the weaker labour market. Policy rates have decreased by a total of 100 basis points in 2025, and we anticipate a final 25 basis-point reduction to 2.0% in early 2026, though longer-term interest rates are likely to decline only modestly thereafter. The Canadian dollar weakened against the U.S. dollar in 2025, but is projected to strengthen moderately in 2026, assuming trade tensions subside and interest-rate differentials with the U.S. narrow. Housing market activity remained weak in Ontario and British Columbia in 2025 due to affordability challenges and slower population growth. Industry-wide growth in residential mortgage balances of 4.8% year-over-year in September 2025 is expected to moderate in the near term, before improving in 2026 as housing market activity responds to a stronger economy and lower borrowing costs. Year-over-year growth in consumer credit (excluding mortgages) remained moderate at 4.0% in September 2025, but is anticipated to strengthen somewhat amid lower interest rates. Industry-wide growth in non-financial
corporate credit balances remained modest at 2.3% year-over-year in September 2025 and will likely remain subdued until trade uncertainty improves.
U.S. real GDP growth is estimated to have moderated to an annual rate of 1.9% in 2025 from 2.8% in 2024, amid slower consumer spending and housing market activity. Trade policy uncertainty, federal government cutbacks and the six-week
partial government shutdown also weighed on activity. However, business investment exceeded expectations due to substantial spending on AI technologies and data centres. With support from lower interest rates and expansionary fiscal policies, real GDP is expected to grow 1.8% in 2026. Slowing job growth lifted the unemployment rate to 4.4% in September 2025 from a cyclical low of 3.4% in April 2023, and the rate is expected to rise to 4.7% by the end of the year. Consumer price inflation rose to 3.0% year-over-year in September 2025 from a recent low of 2.3% in April 2025, partially as a result of tariffs. Annual inflation is projected to remain elevated in the near term before moderating in response to a softening labour market. After holding policy rates steady for most of the year due to inflation concerns, the Federal Reserve reduced its policy rate in September and October 2025 to address downside risks to employment. The central bank is anticipated to lower this rate by an additional 100 basis points before September 2026 to restore policy neutrality. However, longer-term interest rates are expected to remain close to current levels, given lingering concerns about inflation and the large federal budget deficit. Growth in industry-wide residential mortgage balances was modest at 2.1% year-over-year in October 2025 amid ongoing weakness in home sales, but will likely strengthen in 2026 as mortgage rates decline. Year-over-year growth in consumer loan balances improved to 3.6% in October 2025 and is projected to firm further in 2026. Year-over-year growth in business, industrial and commercial real estate credit was modest at 2.5% in October 2025, constrained by somewhat elevated borrowing costs and uncertain trade policies, though some improvement is expected in 2026.
The above economic outlook is subject to several risks that could lead to a less favourable outcome for North America. The most immediate threats stem from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks if renegotiation of the USMCA is unsuccessful, as significant tariffs could then apply to more goods exported to the U.S., rather than a small fraction, likely leading to a recession in Canada. Other risks include an escalation of the Russia-Ukraine war or renewed conflict in the Middle East. Substantial business spending on AI is providing crucial support to the economy, but also presents new risks for workers. While AI has not yet led to material job losses, it could increasingly influence hiring decisions and cause dramatic shifts in workforce composition, requiring unemployed individuals to learn new skills.
Our operations, clients and customers may be affected by significant changes to the economic environment and heightened economic uncertainty. An increase in provisions for credit losses, volatility in capital markets and slower loan growth could result if tariffs remain high and persistent. Management regularly monitors the economic environment and takes proactive measures to respond to uncertainties and reduce the impact on our results.
Caution
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

BMO Financial Group 208th Annual Report 2025	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 Financial Performance Review
This section provides a review of BMO’s enterprise financial performance for fiscal 2025 that focuses on the Consolidated Statement of Income in BMO’s audited annual consolidated financial statements. A review of the operating segments’ strategies and performance follows the enterprise review, with the realignment of operating segments discussed in the How BMO Reports Operating Segments Results section.

Impact of Foreign Exchange
TABLE 8

(Canadian $ in millions, except as noted)	2025 vs. 2024
Canadian/U.S. dollar exchange rate (average)
2025	1.4029
2024	1.3591
Increased/(Decreased )

Effects on U.S. Operations Reported Results
Net interest income	300
Non-interest revenue	167
Total revenue	467
Provision for credit losses	(64)
Non-interest expense	(288)
Provision for income taxes	(22)
Net income	93
Impact on basic earnings per share ($)	0.13
Impact on diluted earnings per share ($)	0.13

Effects on U.S. Operations Adjusted Results (1)
Net interest income	282
Non-interest revenue	172
Total revenue	454
Provision for credit losses	(64)
Non-interest expense	(274)
Provision for income taxes	(21)
Net income	95
Impact on basic earnings per share ($)	0.13
Impact on diluted earnings per share ($)	0.13

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on reported and adjusted results in BMO’s U.S. operations, comprising U.S. Banking and the U.S. operations in Capital Markets and Corporate Services.
The Canadian dollar equivalents of BMO’s U.S. operations results that are denominated in U.S. dollars increased in fiscal 2025 relative to fiscal 2024, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. operations.
Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2025 and fiscal 2024. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.
Refer to the Enterprise-Wide Capital Management section for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income
Reported net income was $8,725 million, an increase of $1,398 million or 19% from the prior year, and adjusted net income was $9,248 million, an increase of $1,799 million or 24%.
Reported results in the current year included a write-down of goodwill related to the announced sale of branches in certain U.S. markets and the impact of aligning accounting policies for employee vacation across legal entities, partially offset by lower acquisition and integration costs, while the prior year benefitted from the reversal of a fiscal 2022 legal provision, partially offset by the impact of an FDIC special assessment charge and a net accounting loss on the sale of a portfolio of recreation vehicle loans.
Reported and adjusted net income increased due to higher revenue and a lower provision for credit losses, partially offset by higher expenses, with higher net income in U.S. Banking, Capital Markets and Wealth Management, partially offset by a decrease in Canadian P&C. On a reported basis, Corporate Services recorded a higher net loss compared with the prior year, primarily due to the items noted above, and a lower net loss on an adjusted basis.
Further discussion is provided in the 2025 Operating Segments Performance Review section and for further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the
Non-GAAP
and Other Financial Measures section.

28	BMO Financial Group 208th Annual Report 2025

Revenue
(1)
TABLE 9

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	2025	2024
Net interest income	21,487	19,468
Non-interest revenue	14,787	13,327
Total revenue	36,274	32,795
Legal provision/reversal (including related interest expense and legal fees)	–	(547)
Impact of loan portfolio sale	–	164
Impact of adjusting items on revenue	–	(383)
Adjusted revenue	36,274	32,412

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Refer to the
Non-GAAP
and Other Financial Measures section for details on adjusting items.

Reported and adjusted revenue was $36,274 million, an increase of $3,479 million or 11% from the prior year on a reported basis, and an increase of $3,862 million or 12% on an adjusted basis.
Growth in reported revenue was impacted by the reversal of accrued interest related to the legal provision and the accounting loss on the sale of the loan portfolio noted above. Reported and adjusted revenue increased across all operating segments and in Corporate Services.
Further discussion is provided in the 2025 Operating Segments Performance Review section.
For further information on
non-GAAP
amounts, measures and ratios in this Revenue section, refer to the
Non-GAAP
and Other Financial Measures section.

Net Interest Income
comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.
Net Interest Margin
is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.
Average Earning Assets
represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period.
Trading-Related Revenue
comprises net interest income and
non-interest
revenue earned from
on-balance
sheet and
off-balance
sheet positions undertaken for trading purposes. We earn revenue from profitably managing our positions with clients and, on a limited basis, from our principal trading positions, subject to prescribed limits. The management of these positions typically includes marking them to market on a daily basis. Since trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income, we view total trading income as the most appropriate measure of trading performance.
Net Interest Income
Reported and adjusted net interest income was $21,487 million, an increase of $2,019 million or 10% from the prior year on a reported basis, and an increase of $2,566 million or 14% on an adjusted basis. Net interest income increased, primarily due to an increase in Canadian P&C reflecting strong growth driven by higher balances and net interest margin, higher net interest margin in U.S. Banking, higher margins and balance growth in Wealth Management, higher non-trading
net interest income in Capital Markets, as well as higher trading net interest income. Net interest income decreased in Corporate Services on a reported basis due to the reversal of accrued interest on the legal provision in the prior year, and increased on an adjusted basis due to treasury-related activities. Trading-related net interest income was $783 million, an increase of $614 million from the prior year.
BMO’s overall reported net interest margin of 1.65% increased 7 basis points from the prior year. Adjusted net interest margin, excluding trading-related
net interest income and trading and insurance assets was 1.99%, an increase of 14 basis points, primarily due to higher deposit and loan margins, and higher net interest income and lower low-yielding
assets in Corporate Services. Deposit margins benefitted from higher reinvestment rates.

BMO Financial Group 208th Annual Report 2025	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Change in Net Interest Income, Average Earning Assets and Net Interest Margin
(1)
TABLE 10

					Net interest margin
(Canadian $ in millions, except as noted) For the year ended October 31	Net interest income (2)		Average earning assets (3)		(in basis points)
	2025	2024	2025	2024	2025	2024
Canadian P&C	9,667	8,852	342,361	319,518	282	277
U.S. Banking	9,017	8,602	235,855	230,500	382	373
All other operating segments and Corporate Services (4)	2,803	2,014	726,856	685,812	na	na
Total reported	21,487	19,468	1,305,072	1,235,830	165	158
Total adjusted	21,487	18,921	1,305,072	1,235,830	165	153
Trading net interest income and trading and insurance assets	783	169	264,786	222,149	na	na
Total reported, excluding trading and insurance	20,704	19,299	1,040,286	1,013,681	199	190
Total adjusted, excluding trading and insurance	20,704	18,752	1,040,286	1,013,681	199	185
U.S. Banking (US$ in millions)	6,427	6,330	168,096	169,596	382	373

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating segment revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Segments Results section.
(3)
Average earning assets represent the daily average balance of interest-bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over a period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

(4)	For further information on net interest income for these other operating segments and Corporate Services, refer to the 2025 Operating Segments Performance Review section.
na – not applicable
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Non-Interest Revenue
(1)
TABLE 11

(Canadian $ in millions) For the year ended October 31	2025	2024
Securities commissions and fees	1,169	1,106
Deposit and payment service charges	1,791	1,626
Trading revenue	2,584	2,377
Lending fees	1,342	1,464
Card fees	831	847
Investment management and custodial fees	2,339	2,056
Mutual fund revenue	1,495	1,324
Underwriting and advisory fees	1,703	1,399
Securities gains, other than trading	287	200
Foreign exchange, other than trading	271	263
Insurance service results	421	340
Insurance investment results	124	105
Share of profit in associates and joint ventures	175	207
Other	255	13
Total reported	14,787	13,327
Impact of loan portfolio sale	–	164
Adjusted non-interest revenue	14,787	13,491

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Refer to the commentary in the
Non-GAAP
and Other Financial Measures section for details ion adjusting items.

Reported and adjusted
non-interest
revenue was $14,787 million, an increase of $1,460 million or 11% from the prior year on a reported basis, and an increase of $1,296 million or 10% on an adjusted basis.
Reported and adjusted non-interest revenue increased across most categories, primarily driven by higher wealth management fees, underwriting and advisory fee revenue, trading revenue and deposit fee revenue, as well as the impact of the stronger U.S. dollar, partially offset by lower lending fee revenue, including the impact of the transition of bankers’ acceptances exposures to loans.
For further information on
non-GAAP
amounts, measures and ratios in this Revenue section, refer to the
Non-GAAP
and Other Financial Measures section.

30	BMO Financial Group 208th Annual Report 2025

Trading-Related Revenue
TABLE 12

(Canadian $ in millions) (taxable equivalent basis) For the year ended October 31	2025	2024
Interest rates	1,026	1,003
Foreign exchange	633	579
Equities	1,133	781
Commodities	365	150
Other	212	55
Total (teb) (1)	3,369	2,568
Teb offset	2	22
Reported total	3,367	2,546
Reported as:
Net interest income	785	191
Non-interest revenue – trading revenue	2,584	2,377
Total (teb)	3,369	2,568
Teb offset	2	22
Reported total, net of teb offset	3,367	2,546

(1)
Trading-related revenue presented on a taxable equivalent basis (teb) is a non-GAAP
measure. Similar to other banks, BMO analyzes trading-related revenue on a teb basis, which reflects an increase in net interest income on tax-exempt
securities to equivalent
pre-tax
amounts and is useful in facilitating comparisons of income from taxable and tax-exempt
sources.

Trading-related revenue may be reflected in either net interest income or non-interest
revenue, and a number of factors can shift trading revenue between these categories. We view total trading-related revenue as the most appropriate measure of trading performance. Total trading-related revenue on a teb basis was $3,369 million, an increase of $801 million or 31% from the prior year, primarily driven by higher equities and commodities trading revenue supported by strong client flows, and the impact of the stronger U.S. dollar.
Refer to the Enterprise-Wide Risk Management – Market Risk section for more information on trading-related revenue.

Total Provision for Credit Losses
TABLE 13

(Canadian $ in millions)	Canadian P&C	U.S. Banking	Wealth Management	Capital Markets	Corporate Services	Total Bank
2025
Provision for credit losses on impaired loans	1,952	1,010	8	133	44	3,147
Provision (recovery of provision) for credit losses on performing loans	412	33	2	68	(45)	470
Total provision (recovery of provision) for credit losses	2,364	1,043	10	201	(1)	3,617
Total PCL-to-average net loans and acceptances (%)	0.70	0.47	0.03	0.24	nm	0.53
PCL on impaired loans-to-average net loans and acceptances (%)	0.58	0.45	0.03	0.16	nm	0.46
2024
Provision for credit losses on impaired loans	1,326	1,285	15	367	73	3,066
Provision (recovery of provision) for credit losses on performing loans	333	392	2	2	(34)	695
Total provision for credit losses	1,659	1,677	17	369	39	3,761
Total PCL-to-average net loans and acceptances (%)	0.51	0.77	0.06	0.45	nm	0.57
PCL on impaired loans-to-average net loans and acceptances (%)	0.41	0.59	0.05	0.44	nm	0.47
nm – not meaningful
Certain comparative figures have been reclassified to conform with the current year’s presentation.
The total provision for credit losses was $3,617 million, compared with $3,761 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 53 basis points, compared with 57 basis points in the prior year. The provision for credit losses on impaired loans was $3,147 million, an increase of $81 million from the prior year, largely due to higher provisions in Canadian P&C, partially offset by lower provisions in U.S. Banking and Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 46 basis points, compared with 47 basis points in the prior year. There was a $470 million provision for credit losses on performing loans in the current year, compared with a $695 million provision in the prior year. The provision for credit losses on performing loans in the current year was primarily driven by the impact of the uncertain economic environment, including tariffs, on future credit conditions, and changes in portfolio credit migration, partially offset by lower balances in certain portfolios.
Note 3 of the audited annual consolidated financial statements provides additional information on provision for credit losses, including on a geographic basis. Table 70 in the Supplemental Information provides further segmented provision for credit losses information.

Provision for Credit Losses (PCL)
is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For further information, refer to the Credit and Counterparty Risk – Provision for Credit Losses section, the Critical Accounting Estimates and Judgments – Allowance for Credit Losses section and Note 3 of the audited annual consolidated financial statements.
Average Net Loans and Acceptances
is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

BMO Financial Group 208th Annual Report 2025	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest
Expense
(1)
TABLE 14

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	2025	2024
Employee compensation
Salaries	6,238	5,747
Performance-based compensation	4,216	3,742
Employee benefits	1,564	1,383
Total employee compensation	12,018	10,872
Total premises and equipment	4,468	4,117
Amortization of intangible assets	1,152	1,112
Other expenses
Advertising and business development	806	837
Communications	342	388
Professional fees	678	583
Association, clearing and annual regulator fees	302	321
Other	1,341	1,269
Total other expenses	3,469	3,398
Total non-interest expense	21,107	19,499
Acquisition and integration costs	(17)	(172)
Amortization of acquisition-related intangible assets	(476)	(450)
Impact of divestitures	(102)	–
Legal provision/reversal (including related interest expense and legal fees)	–	588
FDIC special assessment	19	(476)
Impact of alignment of accounting policies	(96)	–
Impact of adjusting items on non-interest expense	(672)	(510)
Total adjusted non-interest expense	20,435	18,989
Efficiency ratio (%)	58.2	59.5
Adjusted efficiency ratio (%)	56.3	58.6

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Refer to the commentary in the
Non-GAAP
and Other Financial Measures section for details on adjusting items.

Reported non-interest expense was $21,107 million, an increase of $1,608 million or 8% from the prior year, and adjusted non-interest expense was $20,435 million, an increase of $1,446 million or 8%.
The increase in reported and adjusted
non-interest
expense was driven by higher employee-related expenses, including performance-based compensation, higher computer and equipment costs, premises costs and professional fees, as well as the impact of the stronger U.S. dollar.
For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the
Non-GAAP
and Other Financial Measures section.

32	BMO Financial Group 208th Annual Report 2025

Provision for Income Taxes and Other Taxes
TABLE 15

(Canadian $ in millions, except as noted) For the year ended October 31	2025	2024
Income before income taxes	11,550	9,535
Provision for income taxes	2,825	2,208
Government levies other than income taxes (other taxes) (1)
Payroll levies	562	534
Property taxes	70	70
Provincial capital taxes	58	52
Business taxes	34	26
Harmonized sales tax, GST, VAT and other sales taxes	460	483
Sundry taxes	1	1
Total government levies other than income taxes (other taxes)	1,185	1,166
Provision for income taxes and other taxes (2) (3)	4,010	3,374
Reported Tax Rates
Effective income tax rate (%)	24.5	23.2
Effective total tax rate	31.5	31.5
Adjusted Results and Tax Rates (4)
Adjusted income before income taxes	12,222	9,662
Adjusted provision for income taxes	2,974	2,213
Adjusted effective income tax rate (%)	24.3	22.9

(1)	Government levies other than income taxes (other taxes) are included in various non-interest expense categories.
(2)	Provision for income taxes and other taxes are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(3)
Fiscal 2025 comprised $1,797 million ($1,266 million in fiscal 2024) incurred in Canada, with $1,015 million ($485 million in fiscal 2024) included in the provision for income taxes and the remaining $782 million ($781 million in fiscal 2024) recorded in total government levies other than income taxes (other taxes).

(4)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted ratios. Refer to the
Non-GAAP
and Other Financial Measures table for further information on adjusting items.

The provision for income taxes and other taxes was $4,010 million in the current year, comprising $2,825 million of provision for income taxes and $1,185 million of government levies other than income taxes (other taxes), compared with $3,374 million in the prior year, comprising $2,208 million of provision for income taxes and $1,166 million of government levies other than income taxes (other taxes).
The reported provision for income taxes was $2,825 million, an increase of $617 million from the prior year. The reported effective tax rate was 24.5%, compared with 23.2% in the prior year. The adjusted provision for income taxes was $2,974 million, an increase of $761 million from the prior year. The adjusted effective tax rate was 24.3%, compared with 22.9% in the prior year. The change in the reported and adjusted effective tax rate relative to the prior year was primarily due to earnings mix, including the impact of lower income in the prior year and the
Global Minimum Tax Act
(GMTA) in the current year.
BMO partially hedges, for accounting purposes, the foreign exchange risk arising from investments in foreign operations by funding the investments in the corresponding foreign currency. A gain or loss on hedging activities and an unrealized gain or loss on translation of foreign operations are charged or credited to other comprehensive income. For income tax purposes, a gain or loss on hedging activities results in an income tax charge or credit in the current period that is charged or credited to other comprehensive income, while the associated unrealized gain or loss on investments in foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of investments in foreign operations has given rise to an income tax recovery in other comprehensive income of $29 million in the current year, compared with a recovery of $38 million in the prior year.
The provision for income taxes presented in the Consolidated Statement of Income is based on transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from subsidiaries.
Management assesses BMO’s consolidated results and the associated provision for income taxes on a GAAP basis. We assess the performance of our operating segments and associated income taxes on a tax equivalent basis, and we report accordingly.
Note 22 of the audited annual consolidated financial statements provides further information on the provision for income taxes.
For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes and Other Taxes section, refer to the
Non-GAAP
and Other Financial Measures section.

Effective tax rate
is a percentage calculated as provision for income taxes divided by income before provision for income taxes.
Effective total tax rate
is a percentage calculated as provision for income taxes and government levies other than income taxes (other taxes) divided by income before provision for income taxes.

BMO Financial Group 208th Annual Report 2025	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 Operating Segments Performance Review
This section includes an analysis of the financial results of BMO’s operating segments and descriptions of their businesses, strategies, challenges, achievements and outlooks.

How BMO Reports Operating Segments Results
Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. With this change, we no longer report a combined Personal and Commercial Banking operating group. BMO now reports financial results for four operating segments: Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets. Financial results for prior periods have been reclassified to conform with the current presentation. Operating segments are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services, and their results include allocations from Corporate Services for treasury-related revenue, corporate and T&O expenses, taxes and capital.
BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitate the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.
The costs incurred of services provided by Corporate Units and T&O are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses not directly attributable to business segments are generally allocated in amounts that reasonably reflect the level of support provided to each operating segment. We review our expense allocation methodologies at least annually, and update these as appropriate.
Capital is allocated to the operating segments based on the amount of regulatory capital required to support their business activities. Effective fiscal 2025, our capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually, and update these as appropriate.
Periodically, certain lines of business and units within our organizational structure are realigned within an operating segment or transferred between operating segments and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating segments are updated to reflect these changes.
We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. As with many banks, BMO analyzes revenue on a teb basis at the operating segment level. Net interest income, total revenue and provision for (recovery of) income taxes in Capital Markets and U.S. Banking are increased on tax-exempt
securities to equivalent
pre-tax
amounts in order to facilitate comparisons of income from taxable and tax-exempt
sources, and are reflected in the key performance metrics. The offset to the segment teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for (recovery of) income taxes. In fiscal 2024, the Canadian government enacted legislation that, under certain circumstances, denies deductions for dividends received after 2023. As a result, beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received by Capital Markets, and we no longer report this revenue on a teb basis. Refer to the Other Regulatory Developments section in BMO’s 2024 Annual Report for further details.

34	BMO Financial Group 208th Annual Report 2025

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking serves clients across Canada with a comprehensive range of financial products, services and advice through integrated branch, contact centre and digital channels.

Lines of Business
Personal and Business Banking
provides clients with a wide range of banking solutions, including deposits, lending, cash management, everyday financial and investment advice and other banking services, with a focus on providing clients with an exceptional experience and helping them make real financial progress.
Commercial Banking
provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs and offer valuable industry expertise and knowledge to help them manage and grow their businesses.

2025 Strategic Priorities and Achievements
We aim to deliver insight-driven financial solutions that help our clients make real financial progress and foster business growth across Canada. We strive to provide exceptional experiences and personalized advice, leveraging our leading digital capabilities, deep industry expertise and One Client strategy. We are committed to growing and deepening client relationships, continuing to enhance our digital offerings and streamline processes with a focus on improving return on equity.
Key Priority:
Drive client loyalty and deliver enhanced One Client experiences

•	Maintained strong client loyalty in Personal and Business Banking and Commercial Banking, as measured by Net Promoter Score (NPS) (1)
•
Continued to advance an integrated and client-centric treasury and payment solutions approach in Business Banking, Commercial Banking and Corporate Banking businesses across North America, delivering differentiated capabilities and an elevated client experience

•
Named Best Commercial Bank in Canada for the 11
th
consecutive year by
World Finance
magazine, a testament to our understanding of clients’ evolving financial needs and our dedication to delivering a digitally enabled experience

Key Priority:
In Personal and Business Banking, drive client acquisition, increase share of wallet, enhance digital engagement and help clients make real financial progress

•
Continued to drive
top-tier,
high-quality client growth with deep relationships, resulting in strong chequing account growth and increased share of wallet, and gained market share
 (2)
in key categories, including retail deposits, business banking deposits and mortgages

•	Enhanced our digital capabilities and continued to provide innovative and award-winning customer experiences
•	Received the 2025 Celent Model Bank Award for Payments Innovation for three digital payment client experience initiatives
•	Ranked first in EMARKETER’s 2025 Canada Mobile Banking Features Benchmark for the second consecutive year, reflecting our leadership in digitally-enabled, client-focused mobile banking
•	Received 2025 Digital CX awards from The Digital Banker , including Outstanding Digital CX for Mobile Banking and Excellence in Omni-Channel Customer Experience
•	Continued to deliver differentiated products and services to help clients make real financial progress
•
Launched BMO’s Preferred Program for Investors, designed to help families build and preserve their wealth with reduced fees and personalized financial guidance, driving approximately $2 billion in added balances

•	Launched My Financial Progress, a digital goal-planning tool providing comprehensive insights into clients’ finances and access to personalized strategies to help them reach their goals
•
Partnered with Porter Airlines to launch two new BMO VIPorter
®
Mastercards
®
, expanding our line of premium cards and offering immediate access to Porter’s loyalty program and accelerated travel rewards, resulting in strong acquisition

(1)	Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2)	Source: OSFI as at June 2025.

BMO Financial Group 208th Annual Report 2025	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Priority:
In Commercial Banking, continue to invest in core sectors and geographies, while deepening client relationships through simplification and digital innovation

•	Maintained our second-place national lending market share (1) and achieved best-in-class commercial banking deposit growth for the third consecutive year (2)
•
Recognized for Best Innovation in Customer Experience in Commercial Banking and Payments by Datos Insights for the third consecutive year, reflecting a simpler, faster and more intuitive user experience for small and mid-sized
businesses
 (3)

•	Strengthened our franchise by investing in front-line talent, expanding client-facing teams to support growth in core sectors and geographies and enhance relationship coverage
•
Named Best Bank for Collections in North America by
Global Finance
magazine for providing a comprehensive lockbox network and the only fully-integrated remote deposit capture capability in North America for chequing deposits, delivering convenience, speed and choice for clients through a portfolio of more than 25 receivable products

Key Priority:
Drive efficiencies by simplifying and digitizing processes, and strengthening digital and AI capabilities to enhance client experience

•
Created differentiated and award-winning digital experiences to meet clients where they are in their financial journey, including BMO SmartProgress, an online financial education platform accessible to all Canadians, with more than 40 interactive, customized modules on financial planning topics

•	Launched Lumi Assistant, an award-winning AI-powered tool that simplifies and accelerates employees’ access to critical information needed to provide advice and guidance to clients
•	Received two Best Supply Chain Finance awards from The Digital Banker for our Global Trade platform, designed to simplify and customize client experiences
•
Recognized by
The Banker
with the Best Bank/Fintech Partnership award in digital innovation for BMO Sync, a solution that in partnership with FISPAN, integrates BMO Online Banking for business services directly into enterprise resource planning and accounting systems

•
Received several 2025 Global AI Innovation Awards by
The Digital Banker
for our predictive analytics initiatives, use of AI in customer personalization, best virtual assistant and best new AI product launch of the year – reinforcing our commitment to delivering innovative solutions to our clients

Key Priority:
Foster a winning culture, attract and develop top talent and promote an inclusive workplace

•	Achieved strong employee engagement, with index scores that position us among leading global companies (4)
•	Strengthened our leadership in Indigenous Banking through the establishment of the Office of Reconciliation and appointment of a dedicated Head of the Indigenous Banking Unit
•	Advanced inclusive recruitment through strategic partnerships with organizations that promote equitable access to employment opportunities

(1)	Source: Canadian Bankers Association as at March 2025 in the $1MM-$100MM Loan Band.
(2)	Source: OSFI as at June 2025.
(3)	Received a Silver Award from Datos.
(4)	Source: Qualtrics 2025.

2026 Areas of Focus

•	Drive profitable growth in our Personal and Commercial Banking franchise, delivering differentiated products and enhanced One Client experiences
•
In Personal and Business Banking, drive leading client growth and help clients make real financial progress through a digital-first focus and personalized engagement with simplification, digitization and AI as key enablers

•	In Commercial Banking, accelerate growth through targeted client acquisition, simplify to scale with AI and enhance products and solutions to grow share of wallet
•	Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus on attracting, developing and retaining talent

36	BMO Financial Group 208th Annual Report 2025

Canadian P&C
(1)
TABLE 16

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2025	2024
Net interest income	9,667	8,852
Non-interest revenue	2,595	2,587
Total revenue	12,262	11,439
Provision for credit losses on impaired loans	1,952	1,326
Provision for credit losses on performing loans	412	333
Total provision for credit losses	2,364	1,659
Non-interest expense	5,360	5,005
Income before income taxes	4,538	4,775
Provision for income taxes	1,243	1,318
Reported net income	3,295	3,457
Dividends on preferred shares and distributions on other equity instruments	46	42
Net income available to common shareholders	3,249	3,415
Acquisition and integration costs (2)	–	17
Amortization of acquisition-related intangible assets (3)	58	13
Adjusted net income	3,353	3,487
Adjusted net income available to common shareholders	3,307	3,445
Adjusted non-interest expense	5,279	4,964

Key Performance Metrics
Personal and Business Banking revenue	8,805	8,231
Commercial Banking revenue	3,457	3,208
Return on equity (%) (4)	19.4	21.4
Adjusted return on equity (%) (4)	19.8	21.5
Operating leverage (%)	0.1	2.3
Adjusted operating leverage (%)	0.9	2.7
Efficiency ratio (%)	43.7	43.8
Adjusted efficiency ratio (%)	43.1	43.4
PCL on impaired loans-to-average net loans and acceptances (%)	0.58	0.41
Net interest margin on average earning assets (%)	2.82	2.77
Average earning assets	342,361	319,518
Average gross loans and acceptances	340,635	324,082
Average net loans and acceptances	338,525	322,314
Average deposits	311,886	301,278
Full-time equivalent employees	15,500	16,140

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)
Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 208th Annual Report 2025	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
Canadian P&C reported net income was $3,295 million, a decrease of $162 million or 5% from the prior year, as higher revenue was more than offset by higher provisions for credit losses and higher expenses.
Total revenue was $12,262 million, an increase of $823 million or 7% from the prior year. Net interest income increased $815 million or 9%, due to higher balances and net interest margin.
Non-interest
revenue increased $8 million from the prior year, due to higher mutual fund distribution and deposit fee revenue, partially offset by lower lending fee revenue reflecting the impact of the transition of bankers’ acceptances (BA) exposures to loans, which was offset in net interest income, and lower card-related revenue. Net interest margin of 2.82% increased 5 basis points from the prior year, primarily due to higher loan and deposit margins, partially offset by loans growing faster than deposits.
Personal and Business Banking revenue increased $574 million or 7%, due to higher net interest income and non-interest
revenue. Commercial Banking revenue increased $249 million or 8%, due to higher net interest income, partially offset by lower non-interest
revenue, including the impact of the transition of BAs to loans.
Total provision for credit losses was $2,364 million, an increase of $705 million from the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 70 basis points, compared with 51 basis points in the prior year. The provision for credit losses on impaired loans was $1,952 million, an increase of $626 million from the prior year, reflecting higher provisions in Personal and Business Banking, driven by unsecured segments of the consumer portfolio, and in Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 58 basis points, compared with 41 basis points in the prior year. There was a $412 million provision for credit losses on performing loans in the current year, compared with a $333 million provision in the prior year.
Non-interest
expense was $5,360 million, an increase of $355 million or 7% from the prior year, primarily due to higher technology costs and employee-related expenses, as well as higher amortization of acquisition-related intangible assets reflecting an impairment related to AIR MILES.
Average gross loans and acceptances increased $16.6 billion or 5% from the prior year. Personal and Business Banking balances increased 4%, primarily reflecting growth in mortgages. Commercial Banking balances increased 7% and credit card balances increased 3%. Average deposits increased $10.6 billion or 4% from the prior year, with higher operating deposits partially offset by lower term deposits. Personal and Business Banking deposits increased 3% and Commercial Banking deposits increased 5%.
For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
The Canadian economic environment in fiscal 2025 was impacted by trade uncertainty, including the introduction of tariffs on certain sectors, lower immigration, as well as interest rate reductions by the Bank of Canada. While Canadian P&C loan and deposit growth was strong at the start of the year, the combination of these factors resulted in a deceleration of commercial business investment activity and loan demand, as well as slower housing market activity beginning in the second quarter. Deposit growth slowed due to a decrease in demand for term deposits reflecting lower interest rates, which was largely offset by higher operating account balances and equity market investments, including mutual funds. Strong customer acquisition, including through digital channels, also supported deposit growth in the year. Rising unemployment led to higher delinquencies and provisions for credit losses in unsecured consumer lending products.
Trade uncertainty is expected to continue to impact business activity. However, the introduction of fiscal initiatives by the Canadian government aimed at spurring investment in Canada, as well as support for tariff impacted industries, should lift GDP growth modestly in fiscal 2026 and support moderate commercial and business loan growth through the year. The unemployment rate is expected to increase slightly, putting pressure on consumer unsecured credit losses; however, continued policy rate easing and lower borrowing costs should ease pressure on business and consumer balance sheets through the year and support mortgage customers renewing in fiscal 2026. Deposit growth is expected to continue to slow, as clients seeking higher-yielding products migrate to equity markets. Mortgage growth is forecasted to remain modest, in line with market growth.
The environment in Canada remains competitive. Revenue growth will continue to be supported by investment in our business with a focus on delivering exceptional customer experience and advice across channels, while executing on our strategy to drive business growth and closely managing expenses.
The Canadian economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This Canadian Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

38	BMO Financial Group 208th Annual Report 2025

U.S. Banking
U.S. Banking serves clients across the United States with a comprehensive range of financial products, services and advice through an integrated network of branches, contact centres and digital banking platforms, with nationwide access to BMO and Allpoint
®
automated teller machines.

Lines of Business
Personal and Business Banking
provides clients with a wide range of products and services, including deposits, home lending, consumer credit, small business lending, credit cards and cash management, with an overall focus on providing exceptional client experience and helping clients make real financial progress.
Commercial Banking
provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and offer valuable expertise and industry knowledge to help them manage and grow their businesses.
Private Wealth
supports a diverse client base and provides a comprehensive suite of financial services and wealth management solutions to mass affluent, high net worth and ultra-high net worth individuals, families and business owners.

2025 Strategic Priorities and Achievements
We aim to serve our clients’ financial needs by delivering client-centric financial solutions and advice. We are committed to growing market share, densifying our presence in key markets and deepening client relationships by bringing the best of BMO to our clients through our One Client strategy. We are focused on delivering profitable growth and improving return on equity by leveraging our Commercial Banking strength, growing client relationships in Personal and Business Banking and positioning our Private Wealth platform to meet the holistic needs of our private banking clients, while continuing to modernize digital capabilities to improve efficiencies and enhance client experience.
Key Priority:
Drive customer loyalty and deliver enhanced One Client experiences

•	Improved strong client loyalty in Personal and Business Banking, Commercial Banking and Private Wealth, as measured by Net Promoter Score (1)
•	Deepened One Client collaboration between Commercial Banking and Private Wealth, delivering integrated solutions that reflect our unified approach to client needs, and driving increased referral flows
•	Named Best Commercial Bank in the United States for the third consecutive year by World Finance magazine
•	Received the 2025 Celent Model Bank Award for Payments Innovation for three digital payment and client experience initiatives:
•	Direct Deposit Setup, a feature that connects payroll systems directly to BMO accounts
•	Soft Credit Pull, which enables access to credit eligibility and empowers clients to explore credit options with confidence
•	FundsNow, a chequing deposit solution that grants users immediate and guaranteed access to their eligible mobile-deposited cheques
•
Expanded our Law Practice advisory services in Private Wealth and deepened relationships with law firms and lawyers, as we strengthened our capabilities to provide curated solutions to clients and the commercial businesses they serve

Key Priority:
Enhance client experience to drive client acquisition, increase share of wallet and expand digital engagement through innovative products, solutions and capabilities that help clients make real financial progress

•	Maintained our Top 10 market share (2) in commercial banking, based on total wholesale loans
•	Expanded emerging middle market capabilities, with a focus on delivering tailored product solutions, building a high-performing team and refining our service model for greater impact
•
Broadened climate specialization across the agriculture and food, and industrial sectors, with new offerings such as sustainable agriculture and clean energy solutions, including commercial and industrial solar finance, and project finance

•
Delivered differentiated and award-winning products and services to better serve our clients, including our Premium Checking Account, offering enhanced benefits such as low monthly fees and no foreign transaction fees for international debit purchases

•	Launched co-branded BMO LAFC TM Debit Mastercard ® and BMO Angel City FC TM Debit Mastercard ® , offering exclusive game day offers and experiences
•	BMO Flex Rewards and Visa products for commercial clients, expanding client payment solutions and enhancing flexibility and value
•
Achieved strong growth in net new assets in Private Wealth through expanded presence in 11 of the top 15 high net worth and ultra-high net worth markets, with a focus on building local teams to provide clients with best-in-class
service and enhanced engagement with local communities

(1)	Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2)	National Information Center: FR Y-9c Report.

BMO Financial Group 208th Annual Report 2025	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Priority:
Drive efficiencies by simplifying and digitizing processes, and strengthening digital capabilities

•	Continued to enhance our Treasury and Payment Services platform, streamlining digital account opening and expanding BusinessWorks bundles
•	Recognized by The Digital Banker with the 2025 Customer Experience (CX) Award for Best Use of Customer Feedback for BMO Commercial Bank’s onboarding optimization model
•	Enhanced our end-to-end mortgage application process, including the addition of a Spanish-language mortgage application, helping make homeownership more accessible and achievable
•	Ranked fourth by J.D. Power (1) in its 2025 Regional Mobile Banking App Satisfaction Study for making the mobile banking experience as convenient as possible for our clients
•	Enhanced our CreditView ® Dashboard tool within our digital banking platform to provide alerts and actionable insights that help clients improve their credit score
Key Priority:
Foster a winning culture, attract and develop top talent and promote an inclusive workplace

•	Achieved strong employee engagement and a high-performing culture, with index scores in key areas such as engagement and ethics that position us among leading global companies
•
Integrated our U.S. banking operations, combining Personal and Business Banking, Commercial Banking and Private Wealth, and invested in top talent to strengthen collaboration and deliver exceptional client advice and service

•	Supported internal talent development through rotational programs, leadership coaching and digital upskilling initiatives, fostering a high-performing and future-ready workforce

(1)	For more information, refer to www.jdpower.com/business.

2026 Areas of Focus

•	Build on our U.S. Banking franchise to drive profitable growth and client loyalty by delivering integrated and personalized service and advice in targeted client segments and markets
•
Unlock opportunities to deepen relationships through an enhanced One Client focus to bring breadth of solutions to our commercial clients, serve our mass affluent clients’ needs and strengthen our high-touch private bank platform

•	Densify our presence in core markets by deepening our footprint and expanding in targeted markets to accelerate client growth
•	Invest to advance digital capabilities to deliver innovative solutions and offerings to our clients, enhance client experience and improve operating efficiency
•	Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus on attracting, developing and retaining talent

40	BMO Financial Group 208th Annual Report 2025

U.S. Banking
(1)
TABLE 17

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2025	2024
Net interest income (teb) (2)	9,017	8,602
Non-interest revenue	2,466	2,209
Total revenue (teb) (2)	11,483	10,811
Provision for credit losses on impaired loans	1,010	1,285
Provision for credit losses on performing loans	33	392
Total provision for credit losses	1,043	1,677
Non-interest expense	6,855	6,690
Income before income taxes	3,585	2,444
Provision for income taxes (teb) (2)	775	434
Reported net income	2,810	2,010
Dividends on preferred shares and distributions on other equity instruments	61	57
Net income attributable to non-controlling interest in subsidiaries	14	2
Net income available to common shareholders	2,735	1,951
Amortization of acquisition-related intangible assets (3)	272	290
Adjusted net income	3,082	2,300
Adjusted net income available to common shareholders	3,007	2,241
Adjusted non-interest expense	6,490	6,300
Average earning assets	235,855	230,500
Average gross loans and acceptances	225,104	219,167
Average deposits	244,795	237,855

(US$ equivalent in millions)
Net interest income (teb) (2)	6,427	6,330
Non-interest revenue	1,759	1,626
Total revenue (teb) (2)	8,186	7,956
Provision for credit losses on impaired loans	719	943
Provision for credit losses on performing loans	21	285
Total provision for credit losses	740	1,228
Non-interest expense	4,886	4,922
Income before income taxes	2,560	1,806
Provision for income taxes (teb) (2)	553	321
Reported net income	2,007	1,485
Dividends on preferred shares and distributions on other equity instruments	44	42
Net income attributable to non-controlling interest in subsidiaries	10	2
Net income available to common shareholders	1,953	1,441
Amortization of acquisition-related intangible assets (3)	192	214
Adjusted net income	2,199	1,699
Adjusted net income available to common shareholders	2,145	1,655
Adjusted non-interest expense	4,627	4,635

Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	2,897	2,801
Commercial Banking revenue	4,458	4,384
Private Wealth revenue	831	771
Return on equity (%) (4)	7.4	5.6
Adjusted return on equity (%) (4)	8.1	6.4
Operating leverage (teb) (%)	3.6	(1.0)
Adjusted operating leverage (teb) (%)	3.1	(0.3)
Efficiency ratio (teb) (%)	59.7	61.9
Adjusted efficiency ratio (teb) (%)	56.5	58.3
Net interest margin on average earning assets (teb) (%)	3.82	3.73
PCL on impaired loans-to-average net loans and acceptances (%)	0.45	0.59
Average earning assets	168,096	169,596
Average gross loans and acceptances	160,437	161,261
Average net loans and acceptances	158,809	159,948
Average deposits	174,440	175,004
Assets under administration (5)	104,368	83,450
Assets under management (5)	83,036	69,504
Full-time equivalent employees	12,317	12,786

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb) and reflected in the ratios. Teb amounts of $33 million in fiscal 2025 and $36 million in fiscal 2024 are offset in Corporate Services. On a source currency basis: US$24 million for fiscal 2025 and US$25 million for fiscal 2024.

(3)
Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest
expense. On a source currency basis: US$259 million in fiscal 2025 and US$287 million in fiscal 2024.

(4)
Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

(5)	Relates to Private Wealth. Assets under administration excludes assets under custody.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Average Deposits*

(US$ billions)

Personal and Business Banking
Commercial Banking
Private Wealth
175.0
174.4
11.5
80.7
82.8
11.6
80.7
82.2
2024
2025

BMO Financial Group 208th Annual Report 2025	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
U.S. Banking
(1)
reported net income was $2,810 million, an increase of $800 million or 40% from the prior year. The impact of the stronger U.S. dollar increased revenue and expenses by 3% and net income by 4%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.
Reported net income was $2,007 million, an increase of $522 million or 35% from the prior year, reflecting lower provisions for credit losses, higher revenue and lower expenses.
Total revenue was $8,186 million, an increase of $230 million or 3% from the prior year. Net interest income increased $97 million or 2%, primarily due to higher net interest margin, partially offset by lower balances.
Non-interest
revenue increased $133 million or 8%, due to higher deposit fee revenue, including strong growth in treasury and payment fees, and higher wealth management fees driven by the impact of stronger markets and net sales, partially offset by the impact of a loss on the strategic sale of a non-relationship
credit card portfolio in the current year. Net interest margin of 3.82% increased 9 basis points, primarily due to higher deposit margins driven by deposit optimization.
Personal and Business Banking revenue increased $96 million or 3%, due to higher net interest income, partially offset by lower non-interest
revenue. Commercial Banking revenue increased $74 million or 2%, primarily due to higher non-interest
revenue. Private Wealth revenue increased $60 million or 8%, due to higher non-interest
revenue and higher net interest income.
Total provision for credit losses was $740 million, a decrease of $488 million from the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 47 basis points, compared with 77 basis points in the prior year. The provision for credit losses on impaired loans was $719 million, a decrease of $224 million, largely due to lower provisions in Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 45 basis points, compared with 59 basis points in the prior year. There was a $21 million provision for credit losses on performing loans in the current year, compared with a $285 million provision in the prior year.
Non-interest
expense was $4,886 million, a decrease of $36 million or 1% from the prior year, reflecting disciplined expense management across several categories, partially offset by higher employee-related expenses reflecting investments in talent.
Average gross loans and acceptances decreased $0.8 billion or 1% from the prior year to $160.4 billion. Commercial Banking balances decreased 3% reflecting balance sheet optimization initiatives, Personal and Business Banking balances increased 5% and Private Wealth balances increased 13%. Average total deposits decreased $0.6 billion to $174.4 billion. Personal and Business Banking deposits decreased 1% and Private Wealth deposits increased 1%, with Commercial Banking relatively unchanged from the prior year.
Assets under management increased $13.5 billion or 19% from the prior year to $83.0 billion, driven by stronger global markets and higher client assets. Assets under administration increased $20.9 billion or 25% to $104.4 billion, driven by stronger global markets.
For further information on
non-GAAP
amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
The U.S. banking industry saw modest growth in loans and deposits in fiscal 2025, after an extended period of muted business loan demand and activity, with higher net interest margins due to moderating deposit costs following initial rate cuts. Our performance was supported by disciplined expense management and good revenue growth, including margin expansion and higher fee-based
revenue, while loans and deposits declined moderately reflecting balance sheet optimization to support improvement in return on equity. Credit performance has improved across the industry and BMO’s impaired losses have moderated from peak levels in the fourth quarter of fiscal 2024.
While tariffs and trade disputes are having an impact on the economy, GDP growth remains solid and consumer spending resilient, with steady growth expected to continue in fiscal 2026. With the Federal Reserve expected to continue easing interest rates, lower borrowing costs should support stronger business and consumer lending demand and further improvement in credit performance, as well as stabilization of deposit costs. The U.S. banking environment remains highly competitive with several bank merger and acquisition transactions announced that will impact banks’ strategies in the markets they serve.
We expect loan and deposit growth to strengthen, excluding the impact of the announced sale of branches in non-strategic
markets, with revenue growth supported by the alignment and deeper integration of our Personal and Business Banking, Commercial Banking and Private Wealth franchises. We are focused on allocating resources to areas of competitive strength, advancing growth initiatives while maintaining disciplined expense management to accelerate business momentum and capture growth opportunities as economic conditions improve.
The U.S. economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This U.S. Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)
Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. Financial results for prior periods have been reclassified to conform with the current presentation. For further information, refer to the How BMO Reports Operating Segments Results section.

42	BMO Financial Group 208th Annual Report 2025

Wealth Management
Wealth Management serves a full range of clients across Canada, from individuals and families to business owners and institutions, offering a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients make real financial progress through planning, growing, protecting and transitioning their wealth. Our asset management business is focused on delivering innovative financial solutions and strategies for our clients.

Lines of Business
Private Wealth
provides full-service investing, banking and wealth advisory services to mass affluent, high net worth and ultra-high net worth clients, leveraging individualized financial planning and advice-based solutions such as investment management, business succession planning, trust and estate services and philanthropy.
BMO InvestorLine
leads Wealth Management’s digital investing services, offering three ways for Canadian clients to invest: a self-directed online trading platform for investors who want to be in control of their investments; adviceDirect
®
for investors who want to make their own investment decisions with personalized advice and support; and SmartFolio
®
for investors who want
low-fee,
professionally managed portfolios aligned with their investment objectives.
Global Asset Management
provides investment management services to institutional, retail and high net worth investors, offering a wide range of innovative, client-focused solutions and strategies to help clients meet their investment objectives.
Insurance
is a diversified insurance and wealth solutions provider and a leader in pension de-risking
solutions. The Insurance group manufactures individual life, critical illness and annuity products, as well as segregated funds. In addition, group creditor and travel insurance is available to clients in Canada through BMO.

2025 Strategic Priorities and Achievements
We aim to deliver a world-class client experience by being a leader in financial advice. To achieve this, we provide investment and planning solutions to solve both everyday investor needs, as well as complex financial challenges. Focusing on the best experience and outcomes for our clients, we strive to provide dynamic full-service financial advice for current and next-generation clients, delivering superior, empathetic service and solutions that meet their needs on an easy-to-navigate platform. Leveraging strong data and analytics capabilities, we are committed to utilizing technology solutions to gain efficiencies, strengthen risk management practices and streamline processes with a focus on improving return on equity.
Key Priority:
Advance our leadership in private wealth advisory services through a One Client approach to plan, grow, protect and transition our clients’ wealth

•	Achieved record-high loyalty scores across most of our businesses, as measured by Net Promoter Score (1) , reflecting our continued investment in improving client experience
•	Named Best Private Bank in Canada for the 15 th consecutive year by World Finance magazine
•
Recognized as Canada’s Best Private Bank for both Ultra-High-Net-Worth Clients and Philanthropic Advisory Services at the Euromoney Global Private Banking Awards 2025 for our commitment to providing personalized private banking services, customized lending solutions and support for families in developing philanthropic plans that are aligned with their goals

•
Acquired Burgundy Asset Management Ltd., a leading independent wealth manager in Canada, expanding our wealth management and financial planning capabilities focused on high net worth individuals, families and institutions

•	Provided curated insights on market trends from our global team of experts, including on the impact of U.S. policy changes, to educate clients and offer practical advice and guidance
Key Priority:
Extend our advantage as a solutions provider, expanding asset management and insurance offerings in key growth areas to provide innovative, competitive product solutions that meet the evolving needs of our clients

•	Introduced a broad suite of Canadian Depositary Receipts (CDRs), providing Canadian investors with enhanced access to foreign market-traded companies, while effectively mitigating currency risk
•
Sustained leadership in exchange-traded funds (ETFs) net flows
 (2)
by launching a suite of innovative strategies, including the Human Capital Factor U.S. Equity ETF, the AAA CLO ETF and the SPDR Select Sector Index ETFs. These were complemented by a series of actively managed ETFs designed to deliver differentiated performance through tactical positioning and disciplined investment processes

•
Launched innovative alternative investment strategies, including the Alpha Managers Hedge Fund, which leverages the combined strength of BMO and Goldman Sachs Asset Management to deliver a differentiated absolute return strategy to Canadian investors

•
Received 25 FundGrade A+
®
Awards from analytics firm Fundata Canada Inc. for consistent risk-adjusted performance, with three mutual funds awards and 22 ETF awards – the most of any other financial institutions rated in 2024
 (3)

•
Received 12 2025 Canada LSEG Lipper Fund Awards, recognizing our commitment to deliver strong risk-adjusted performance for our clients across a diverse range of investment solutions – seven BMO Mutual Funds and five BMO ETFs received top honours

(1)	Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2)	National Bank ETF Report as at July 31, 2025.
(3)	Announced in fiscal 2025.

BMO Financial Group 208th Annual Report 2025	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Priority:
Deliver
top-tier
digital wealth management offerings, building on our differentiated digital advisory capabilities to simplify, streamline and integrate digital client experiences

•
Continued to enhance Rovr AI, the first external advisor-facing, generative
AI-powered
digital assistant in the Canadian individual insurance market, laying the foundation for an agentic (autonomous) framework that improves efficiency, supports decision-making and enhances the customer experience

•
Launched expanded digital capabilities and new online features in BMO InvestorLine, including multi-leg
option trading, digital enrolment for Shareholder Dividend Reinvestment and Share Purchase Plans and enhanced views of position types, to improve user experience

•	Empowered online clients through new digital planning capabilities, enabling them to create financial plans that position them for real financial progress
•	Achieved top-tier user rating for our BMO Invest mobile app for both iOS and Android platforms, reflecting our ongoing investment in the digital client experience (1)
Key Priority:
Foster a winning culture focused on alignment, empowerment and recognition, with a commitment to an inclusive workplace that promotes innovation and collaboration

•
Achieved strong employee engagement with notable year-over-year growth in index scores in specific areas, including alignment, empowerment and recognition, which positions us among leading global companies

•	Launched Innovation Program, designed to ignite internal idea sharing, visionary thinking and solutioning, including recognition of achievements across the enterprise
•	Held focused events and programs to attract and retain high-performing talent, reinforcing our commitment to ensuring an inclusive workforce

(1)	App Store Rating as at October 31, 2025.

2026 Areas of Focus

•	Be a Canadian leader in financial advisory services and accelerate our One Client approach to deliver a world-class client experience
•	Strengthen our position as a solutions provider through innovative and competitive asset management and insurance offerings that help grow and protect the financial interests of our clients
•	Accelerate digital and AI-powered solutions that drive client value, while continuing to modernize technology and enhance productivity
•	Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus in attracting, developing and retaining talent

44	BMO Financial Group 208th Annual Report 2025

Wealth Management
(1)
TABLE 18

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2025	2024
Net interest income	1,020	873
Non-interest revenue	4,282	3,726
Total revenue	5,302	4,599
Provision for credit losses on impaired loans	8	15
Provision for credit losses on performing loans	2	2
Total provision for credit losses	10	17
Non-interest expense	3,460	3,176
Income before income taxes	1,832	1,406
Provision for income taxes	451	339
Reported net income	1,381	1,067
Dividends on preferred shares and distributions on other equity instruments	6	6
Net income available to common shareholders	1,375	1,061
Acquisition and integration costs (2)	4	–
Adjusted net income	1,385	1,067
Adjusted net income available to common shareholders	1,379	1,061
Adjusted non-interest expense	3,454	3,176

Key Performance Metrics
Wealth and Asset Management reported net income	1,065	831
Wealth and Asset Management adjusted net income	1,069	831
Insurance reported net income	316	236
Return on equity (%) (3)	45.4	36.5
Adjusted return on equity (%) (3)	45.6	36.5
Operating leverage (%)	6.3	1.6
Adjusted operating leverage (%)	6.5	1.6
Efficiency ratio (%)	65.3	69.1
Adjusted efficiency ratio (%)	65.1	69.1
PCL on impaired loans-to-average net loans and acceptances (%)	0.03	0.05
Average assets	53,224	49,134
Average gross loans and acceptances	30,003	28,532
Average net loans and acceptances	29,979	28,511
Average deposits	52,359	45,874
Assets under administration (AUA) (4)	282,258	245,183
Assets under management (AUM)	390,282	326,032
Full-time equivalent employees	5,289	4,998

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Burgundy pre-tax acquisition and integration costs, recorded in non-interest expense.
(3)
Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

(4)	Certain assets under management that are also administered by BMO are included in assets under administration.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Reported Net Income

($ millions)

Wealth and Asset Management
Insurance
1,381
316
1,065
1,067
236
831
2024
2025

BMO Financial Group 208th Annual Report 2025	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
Wealth Management
(1)
reported net income was $1,381 million, an increase of $314 million or 29% from the prior year. Wealth and Asset Management net income was $1,065 million, an increase of $234 million or 28%, and Insurance net income was $316 million, an increase of $80 million or 34% from the prior year.
Total revenue was $5,302 million, an increase of $703 million or 15%. Revenue in Wealth and Asset Management was $4,799 million, an increase of $567 million or 13%, primarily due to the impact of stronger global markets and net sales, strong growth in loan and deposit balances and higher brokerage transaction volumes. Insurance revenue was $503 million, an increase of $136 million or 37%, primarily due to favourable market movements in the current year and a gain on the sale of a portfolio of insurance contracts.
The provision for credit losses was $10 million, a decrease of $7 million from the prior year. The provision for credit losses on impaired loans decreased $7 million and the provision for credit losses on performing loans was relatively unchanged from the prior year.
Non-interest
expense was $3,460 million, an increase of $284 million or 9% from the prior year, primarily due to higher employee-related expenses, including higher revenue-based costs and investment in talent.
Assets under management increased $64.3 billion or 20% from the prior year to $390.3 billion, and assets under administration increased $37.1 billion or 15% to $282.3 billion, both driven by stronger global markets and higher client assets. Average gross loans increased 5% and average deposits increased 14% from the prior year.
For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
Wealth Management delivered strong performance in fiscal 2025, supported by favourable market conditions and ongoing strategic investments. Revenue growth was driven by higher assets under management reflecting robust market activity and strong net asset flows, partially offset by the impact of an industry-wide reduction in asset yields and declining interest rates. Operational efficiency remained a key focus, as we continued to invest in AI, automation and technology platforms to simplify, streamline and integrate digital solutions for our clients, while enhancing advisor-facing tools. Our Insurance and Global Asset Management businesses expanded their product offerings in key growth areas, delivering innovative and competitive solutions tailored to the evolving needs of our clients.
Looking ahead to fiscal 2026, strong market activity and net asset flows should continue to support business growth. However, global macroeconomic developments, geopolitical tensions and ongoing trade policy uncertainty may impact overall business performance.
We remain committed to supporting our clients with expert advice and comprehensive investment solutions to help them navigate market volatility and macroeconomic uncertainty. This includes investments in digital-first products and innovative offerings designed to help clients achieve their financial goals.
The Canadian economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This Wealth Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)
Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. Financial results for prior periods have been reclassified to conform with the current presentation. For further information, refer to the How BMO Reports Operating Segments Results section.

46	BMO Financial Group 208th Annual Report 2025

Capital Markets
Capital Markets offers a comprehensive range of products and services to corporate, institutional and government clients globally. Our extensive network of approximately 2,700 professionals in 38 locations around the world supports the growth aspirations of our clients across the enterprise.

Lines of Business
Investment and Corporate Banking
offers debt and equity capital-raising services to clients, as well as loan origination and syndication, balance sheet management solutions and treasury management services. We provide clients with strategic advice on mergers and acquisitions, restructurings and recapitalizations, trade finance and risk mitigation services to support international business activities, along with a wide range of banking and other operating services tailored to North American and international financial institutions.
Global Markets
offers research and access to financial markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions related to debt, foreign exchange, interest rates, credit, equities, securitization and commodities. New product development and origination services are also offered, as well as risk management and advisory services for hedging strategies, including interest rates, foreign exchange rates and commodities prices. In addition, Global Markets provides funding and liquidity management services to clients.

2025 Strategic Priorities and Achievements
We aim to deliver leading capital markets solutions to our North American and international clients through a differentiated platform with market leadership across products, sectors and geographies. We are committed to delivering exceptional service and tailored solutions that meet the evolving needs of our clients and working in close partnership across the organization to strengthen and deepen client relationships. We are focused on boosting efficiency and supporting return on equity by modernizing technology, operations and data, and aligning our resources where we have strength and opportunity.
Key Priority:
Drive greater collaboration and connectivity across BMO to better serve our clients and grow market share where we have competitive strength and opportunity

•	Leveraged our diverse business mix to help lead several market firsts for our clients, including:
•	Joint lead bookrunner for Groupe Dynamite Inc.’s $314 million initial public offering (IPO), the largest IPO in Canada since 2022
•	Co-advisor to BCE Inc. in its USD$7 billion acquisition of Ziply Fiber, becoming the third-largest fibre internet provider in North America
•	Joint lead arranger, joint bookrunner and administrative agent on senior secured credit facilities for e.l.f. Beauty to finance their acquisition of rhode
•	Advanced our position as a market leader across priority markets and products, including:
•	U.S. agency collateral mortgage obligation new issuance
•	Bank of Canada rates trading and Canadian government bond issuance
•	Canadian investment banking M&A and equity capital markets
•	Achieved industry-leading scores in Corporate Banking and Treasury and Payment Solutions, as measured by Net Promoter Score (1)
•	Strengthened our position as a global leader in metals and mining:
•	Named the Best Metals & Mining Investment Bank of the Year by Global Finance magazine for the 16 th consecutive year
•	Held leading market share in metals and mining mergers and acquisitions, including the second largest transaction in the sector with the announced merger of Teck Resources Ltd. and Anglo American plc
•	Expanded our offerings by joining the London Metal Exchange (LME) as an approved Category 2 bank
•	Helped clients navigate a highly uncertain environment, including the evolution of trade and tariffs, by providing a broad array of comprehensive resources and events featuring industry experts
•
Deepened client relationships with expertise and insights through leading annual investor conferences, such as our 34 th
Global Metals, Mining and Critical Minerals Conference, 20
th
 Farm-to-Market
Conference, 22
nd
 Infrastructure and Utilities Conference, 12
th
 Government, Reserve and Asset Managers Conference and 11
th
High-Yield Conference

•	Launched a new strategic direct lending partnership with Canal Road Group, building and expanding on our private credit financing capabilities

(1)	Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.

BMO Financial Group 208th Annual Report 2025	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Priority:
Continue to provide solutions to support our clients’ climate transition

•	Supported our clients’ climate transition, including through a first-of-its-kind Carbon Advisory and exclusive Carbon Offset Marketing mandates
•	Became the first North American bank to issue a labelled Indigenous bond in support of Indigenous-owned business and communities
•	Ranked the top sustainable bond underwriter of the year in Canada with notable deals for the Government of Canada, Hydro One Inc., City of Toronto, Desjardins and Hydro Ottawa (1)
•
Advised and assisted Canada Development Investment Corp. in structuring Canada’s Indigenous Loan Guarantee Program (ILGP) as part of our ongoing support for Indigenous equity participation in major Canadian infrastructure

Key Priority:
Drive technology transformation, data-centric decision-making and innovative solutions, and build scale and maximize return on investment with end-to-end
delivery and execution

•	Launched our first in-house agentic AI application, offering bankers an analysis of historical underwritten loan transactions
•	Streamlined our technology ecosystem through the rationalization of applications and process reengineering to enhance scalability and accelerate service delivery
•	Enhanced analytics capabilities to optimize resource allocation, improve workflow efficiency and strengthen risk management and monitoring
Key Priority:
Advance our winning culture, attract and develop top talent and promote an inclusive workplace

•	Achieved strong employee engagement index scores, with notable year-over-year improvement in alignment, empowerment and recognition
•	Invested in the growth and development of our talent through learning programs, such as our One Client and Leader Learning series
•	Continued to attract top-tier talent with a focus on building high-performing teams that drive measurable impacts across the bank
•	Supported the communities we serve through hallmark programs, including BMO’s Employee Giving Campaign and Equity Through Education

(1)	Source: Bloomberg, Capital Markets.

2026 Areas of Focus

•	Grow and deepen client relationships, delivering integrated solutions and leveraging our One Client approach
•	Expand our product capabilities to drive client value with a focus on areas where we have a competitive advantage
•	Continue to invest in technology and deploy AI-powered capabilities to deliver operational efficiencies and innovation
•	Foster a winning, high-performance culture through collaboration, innovation and inclusion, with a focus on attracting, developing and retaining talent

48	BMO Financial Group 208th Annual Report 2025

Capital Markets
(1)
TABLE 19

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2025	2024
Net interest income (teb) (2)	2,482	1,731
Non-interest revenue	4,965	4,785
Total revenue (teb) (2)	7,447	6,516
Provision for credit losses on impaired loans	133	367
Provision for credit losses on performing loans	68	2
Total provision for credit losses	201	369
Non-interest expense	4,616	4,278
Income before income taxes	2,630	1,869
Provision for income taxes (teb) (2)	653	377
Reported net income	1,977	1,492
Dividends on preferred shares and distributions on other equity instruments	41	37
Net income available to common shareholders	1,936	1,455
Acquisition and integration costs (3)	–	15
Amortization of acquisition-related intangible assets (4)	22	31
Adjusted net income	1,999	1,538
Adjusted net income available to common shareholders	1,958	1,501
Adjusted non-interest expense	4,586	4,216

Key Performance Metrics
Global Markets revenue	4,599	3,898
Investment and Corporate Banking revenue	2,848	2,618
Return on equity (%) (5)	14.0	11.0
Adjusted return on equity (%) (5)	14.2	11.4
Operating leverage (teb) (%)	6.4	1.9
Adjusted operating leverage (teb) (%)	5.5	2.6
Efficiency ratio (teb) (%)	62.0	65.7
Adjusted efficiency ratio (teb) (%)	61.6	64.7
PCL on impaired loans-to-average net loans and acceptances (%)	0.16	0.44
Average assets	551,491	468,963
Average gross loans and acceptances	84,273	83,024
Average net loans and acceptances	83,951	82,669
Full-time equivalent employees	2,740	2,710

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (2)	2,654	2,286
Non-interest expense	1,662	1,599
Reported net income	678	350
Adjusted non-interest expense	1,651	1,580
Adjusted net income	686	364
Average assets	192,595	157,876
Average gross loans and acceptances	32,088	31,795

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb) and reflected in the ratios. Teb amounts of $6 million in fiscal 2025 and $22 million in fiscal 2024 are offset in Corporate Services. Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible
for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a teb basis.

(3)	Acquisition and integration costs related to Clearpool and Radicle, recorded in non-interest expense.
(4)
Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Fiscal 2025 and fiscal 2024 included an impairment related to Radicle of $10 million and $18 million, respectively.

(5)
Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

BMO Financial Group 208th Annual Report 2025	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
Capital Markets reported net income was $1,977 million, an increase of $485 million or 33% from the prior year, as higher revenue and lower provisions for credit losses were partially offset by higher expenses.
Total revenue was $7,447 million, an increase of $931 million or 14% from the prior year. Global Markets revenue increased $701 million or 18%, due to higher trading revenue across all products, reflecting strong client activity, and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $230 million or 9% from the prior year, reflecting higher underwriting and advisory fee revenue driven by strong Canadian M&A activity, higher corporate banking revenue driven by strong deposit and fee revenue growth and the impact of the stronger U.S. dollar, partially offset by the impact of markdowns on investments.
Total provision for credit losses was $201 million, a decrease of $168 million from the prior year. The provision for credit losses on impaired loans was $133 million, compared with a $367 million provision in the prior year. There was a $68 million provision for credit losses on performing loans in the current year, compared with a $2 million provision in the prior year.
Non-interest expense was $4,616 million, an increase of $338 million or 8% from the prior year, driven by higher performance-based compensation and technology costs, as well as the impact of the stronger U.S. dollar.
Average gross loans and acceptances of $84.3 billion increased $1.2 billion or 2% from the prior year.
For further information on non-GAAP amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
Capital Markets delivered solid financial performance in fiscal 2025, demonstrating disciplined execution and adaptability in a complex operating environment. We effectively managed our business through macroeconomic volatility, including tariff adjustments and trade disputes, by proactively reallocating resources and optimizing risk across businesses.
Global Markets delivered strong results, led by broad-based trading strength, as we supported our clients amid market volatility, including particularly strong commodities trading, where we are uniquely positioned to support a broad range of client needs. Investment and Corporate Banking experienced a rebound in underwriting and advisory activity, with notable momentum in Canadian M&A, as market sentiment and client confidence strengthened in the second half of the year.
Looking ahead to 2026, Investment Banking activity is poised to benefit from M&A momentum and equity and debt issuance, while ongoing volatility across key asset classes is anticipated to drive trading revenue. However, geopolitical risks and trade uncertainty may impact market performance and business activity. The business remains well positioned to capture profitable growth and sustainable returns through disciplined risk management, targeted client coverage, and further investments in technology and
AI-enabled
platforms.
The Canadian and U.S. economic environment in calendar 2025 and the outlook for calendar 2026 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This Capital Markets section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Corporate Services, including Technology and Operations
Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a number of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics and the development and use of
AI-powered
tools, and provides cyber security and operations services.
Corporate Services focuses on enterprise-wide priorities for maintaining a sound internal control and risk management environment and regulatory compliance, including the management, assessment and monitoring of BMO’s investment portfolios and funding, liquidity and capital activities, as well as any exposures to credit, foreign exchange and interest rate risks. In support of the operating segments, Corporate Services develops and implements enterprise-wide processes, systems and controls to maintain operating efficiency and enable our businesses to adapt and meet their customer experience objectives.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent adjustments. We review revenue and expense allocation methodologies annually.

50	BMO Financial Group 208th Annual Report 2025

Corporate Services, including Technology and Operations
(1)
TABLE 20

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2025	2024
Net interest income before segment teb offset	(660)	(532)
Segment teb offset	(39)	(58)
Net interest income (teb)	(699)	(590)
Non-interest revenue	479	20
Total revenue (teb)	(220)	(570)
Provision for credit losses on impaired loans	44	73
Provision (recovery of provision) for credit losses on performing loans	(45)	(34)
Total provision (recovery of provision) for credit losses	(1)	39
Non-interest expense	816	350
Loss before income taxes	(1,035)	(959)
Recovery of income taxes (teb)	(297)	(260)
Reported net loss	(738)	(699)
Dividends on preferred shares and distributions on other equity instruments	282	244
Net income attributable to non-controlling interest in subsidiaries	2	7
Net loss available to common shareholders	(1,022)	(950)
Acquisition and integration costs (2)	9	97
Impact of divestitures	102	–
Legal provision/reversal (including related interest expense and legal fees)	–	(834)
Impact of loan portfolio sale	–	136
FDIC special assessment	(14)	357
Impact of alignment of accounting policies	70	–
Adjusted net loss	(571)	(943)
Adjusted net loss available to common shareholders	(855)	(1,194)
Adjusted total revenue (teb)	(220)	(953)
Adjusted non-interest expense	626	333
Full-time equivalent employees	17,388	16,963

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (3)	(15)	401
Total provision (recovery of provision) for credit losses	(2)	3
Non-interest expense	348	47
Provision for (recovery of) income taxes (teb) (3)	(107)	74
Reported net income (loss)	(254)	277
Adjusted total revenue	(15)	118
Adjusted non-interest expense	246	36
Adjusted net income	(160)	96

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(3)
Segment taxable equivalent basis (teb) offset amounts recorded in net interest income, total revenue and provision for (recovery of) income taxes: $39 million in fiscal 2025 and $58 million in fiscal 2024.

Financial Review
Corporate Services reported net loss was $738 million, compared with a reported net loss of $699 million in the prior year. Reported net loss reflected higher revenue, more than offset by higher expenses.
The higher reported net loss in the current year included a write-down of goodwill related to the announced sale of branches in certain U.S. markets and the impact of aligning accounting policies for employee vacation across legal entities, partially offset by lower acquisition and integration costs, while the prior year benefitted from the reversal of the legal provision, partially offset by the impact of an FDIC special assessment charge and a net accounting loss on the sale of a portfolio of recreation vehicle loans.
Adjusted net loss was $571 million, compared with $943 million in the prior year. Adjusted net loss excluded the items noted above and reflected higher revenue, partially offset by higher expenses. Adjusted revenue increased, primarily due to higher treasury-related revenue, including the impact of market volatility on hedge positions in the prior year. The increase in adjusted expenses was primarily due to higher employee-related expenses, including the impact of the consolidation of certain U.S. retirement benefit plans in the prior year.
For further information on
non-GAAP
amounts, measures and ratios in this 2025 Operating Segments Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

BMO Financial Group 208th Annual Report 2025	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends
Summarized Statement of Income and Quarterly Financial Measures
(1)
TABLE 21

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q2-2025	Q1-2025	Q4-2024	Q3-2024	Q2-2024	Q1-2024
Net interest income	5,496	5,496	5,097	5,398	5,438	4,794	4,515	4,721
Non-interest revenue	3,845	3,492	3,582	3,868	3,519	3,398	3,459	2,951
Revenue	9,341	8,988	8,679	9,266	8,957	8,192	7,974	7,672
Provision for credit losses on impaired loans	750	773	765	859	1,107	828	658	473
Provision for credit losses on performing loans	5	24	289	152	416	78	47	154
Total provision for credit losses	755	797	1,054	1,011	1,523	906	705	627
Non-interest expense	5,556	5,105	5,019	5,427	4,427	4,839	4,844	5,389
Income before income taxes	3,030	3,086	2,606	2,828	3,007	2,447	2,425	1,656
Provision for income taxes	735	756	644	690	703	582	559	364
Reported net income (see below)	2,295	2,330	1,962	2,138	2,304	1,865	1,866	1,292
Acquisition and integration costs/reversal	3	4	(1)	7	27	19	26	57
Amortization of acquisition-related intangible assets	123	69	81	79	92	79	79	84
Impact of divestitures	102	–	–	–	–	–	–	–
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	(870)	13	12	11
Impact of loan portfolio sale	–	–	–	–	–	–	–	136
FDIC special assessment	(9)	(4)	4	(5)	(11)	5	50	313
Impact of alignment of accounting policies	–	–	–	70	–	–	–	–
Adjusted net income	2,514	2,399	2,046	2,289	1,542	1,981	2,033	1,893
Operating Segment Reported Revenue (2)
Canadian P&C	3,125	3,098	2,974	3,065	2,934	2,908	2,819	2,778
U.S. Banking	2,875	2,830	2,814	2,964	2,735	2,722	2,639	2,715
Wealth Management	1,419	1,343	1,242	1,298	1,219	1,170	1,143	1,067
Capital Markets	1,819	1,776	1,779	2,073	1,600	1,666	1,661	1,589
Corporate Services	103	(59)	(130)	(134)	469	(274)	(288)	(477)
Total revenue	9,341	8,988	8,679	9,266	8,957	8,192	7,974	7,672
Key Performance Metrics
Diluted earnings per share ($) (3)	2.97	3.14	2.50	2.83	2.94	2.48	2.36	1.73
Adjusted diluted earnings per share ($)	3.28	3.23	2.62	3.04	1.90	2.64	2.59	2.56
PCL-to-average net loans and acceptances (annualized) (%)	0.44	0.47	0.63	0.58	0.91	0.54	0.44	0.38
Effective tax rate (%)	24.2	24.5	24.7	24.4	23.4	23.8	23.1	22.0
Adjusted effective tax rate (%)	23.6	24.5	24.7	24.5	21.7	23.9	23.3	22.4
Canadian/U.S. dollar average exchange rate ($)	1.3887	1.3730	1.4203	1.4303	1.3641	1.3705	1.3625	1.3392

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the
Non-GAAP
and Other Financial Measures section. For details on the composition of non-GAAP
amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)
Operating segment revenue, net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the segments’ teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Segments Results section.

(3)
Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire, which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. Economic conditions, such as evolving trade policies and global events may also impact our results and the markets in which we operate. The table above outlines summary results for the first quarter of fiscal 2024 through the fourth quarter of fiscal 2025.
A number of adjusting items impacted reported results in certain quarters. The fourth quarter of fiscal 2025 included a write-down of goodwill related to the announced sale of certain U.S. branches. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024 and fiscal 2025 included the impact of an FDIC special assessment in each quarter. The first quarter of fiscal 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.
Financial performance benefitted from the strength and diversification of our businesses, with improving revenue trends.
Revenue growth in Canadian P&C reflected good customer acquisition, volume growth and higher net interest margin. U.S. Banking revenue performance continued to be impacted by muted industry loan demand over the period, with the past four quarters benefitting from higher net interest margin, optimization and investment management activities. Wealth Management revenue benefitted from stronger global markets and steady growth in client assets, as well as balance sheet growth. Insurance revenue is subject to variability resulting from market-related impacts. Capital Markets revenue is largely driven by market conditions that affect client activity. Trading activity has been robust in fiscal 2025, supported by strong client flows. Underwriting and advisory activity improved in recent quarters, with momentum in Canadian markets.

52	BMO Financial Group 208th Annual Report 2025

Provisions for credit losses on impaired loans can vary depending on the economic environment and specific client circumstances. Provisions for credit losses on impaired loans increased in fiscal 2024, reflecting the impact of prolonged higher interest rates, tightening credit conditions and shifting consumer demand. In fiscal 2025, provisions for credit losses on impaired loans moderated, but remained elevated in Canadian P&C, reflecting the impact of a weaker Canadian economy and high unemployment. Provisions on performing loans were impacted by the macroeconomic outlook, credit migration and loan growth. Over the past eight quarters, the bank has added provisions on performing loans reflecting credit migration and the impact of an uncertain economic environment on future credit conditions.
Non-interest
expense was impacted by the specific items in certain quarters noted above, and reflected disciplined expense management, while we continue to invest in our business to drive revenue growth. Expense growth has largely been driven by higher employee-related expenses, including higher performance-based compensation in fiscal 2025, and technology costs.
The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax
income; and the level of investments or securities which generate tax credits, or tax-exempt
income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024 and the implementation of the global minimum tax rules beginning the first quarter of fiscal 2025.
Refer to the
Non-GAAP
and Other Financial Measures section for further information on non-GAAP
amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trends section.

Review of Fourth Quarter 2025 Performance
Q4 2025 vs. Q4 2024
Net Income
Reported net income was $2,295 million, a decrease of $9 million from the prior year, and adjusted net income was $2,514 million, an increase of $972 million or 63%. Adjusted results excluded the specified items noted in the Summary Quarterly Earnings Trends section.
The decrease in reported net income reflected the reversal of a legal provision in the prior year and the write-down of goodwill related to the announced sale of branches in certain U.S. markets in the current year. The increase in adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. On a reported basis, Corporate Services recorded a net loss in the current year, compared with net income in the prior year, primarily due to the items noted above, and a lower net loss on an adjusted basis.
Revenue
Reported and adjusted revenue was $9,341 million, an increase of $384 million or 4% from the prior year on a reported basis, and an increase of $973 million or 12% on an adjusted basis. Growth in reported revenue was impacted by the reversal of accrued interest related to a legal provision in the prior year. Reported net interest income was relatively unchanged from the prior year due to the item noted above, and increased on an adjusted basis, driven by higher net interest margin, higher net interest income in Corporate Services, higher trading-related net interest income and balance growth in Canadian P&C and Wealth Management. Reported and adjusted non-interest
revenue increased across most categories, primarily driven by higher wealth management fees, underwriting and advisory fee revenue, securities gains, excluding trading, and lower mark-downs on fair value loans, partially offset by lower non-interest trading revenue.
Provision for Credit Losses
Total provision for credit losses was $755 million, compared with a provision of $1,523 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 44 basis points, compared with 91 basis points in the prior year. The provision for credit losses on impaired loans was $750 million, a decrease of $357 million, primarily due to lower provisions in U.S. Commercial Banking and Capital Markets, partially offset by higher provisions in Canadian unsecured consumer lending. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 44 basis points, compared with 66 basis points in the prior year. There was a $5 million provision for credit losses on performing loans, compared with a $416 million provision in the prior year.
Non-Interest Expense
Reported non-interest expense was $5,556 million, an increase of $1,129 million or 26% from the prior year, and adjusted non-interest expense was $5,294 million, an increase of $418 million or 9%. Reported results reflected the reversal of the legal provision in the prior year and the impact of the write-down of goodwill in the current year. Adjusted non-interest
expense increased, primarily due to higher employee-related expenses, including performance-based compensation, higher computer and equipment costs, and higher premises costs.
Provision for Income Taxes
The reported provision for income taxes was $735 million, an increase of $32 million from the prior year, and the adjusted provision for income taxes was $778 million, an increase of $351 million. The reported effective tax rate was 24.2%, compared with 23.4% in the prior year, with the change primarily due to the impact of the
Global Minimum Tax Act
(GMTA) in the current year. The adjusted effective tax rate was 23.6%, compared with 21.7%, primarily due to earnings mix, including the impact of lower income in the prior year and the impact of the GMTA in the current year.

BMO Financial Group 208th Annual Report 2025	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2025 vs. Q3 2025
Reported net income decreased $35 million or 1% from the prior quarter, reflecting the write-down of goodwill and higher amortization of acquisition-related intangibles, and adjusted net income increased $115 million or 5%, with higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted revenue increased $353 million or 4% from the prior quarter. Net interest income was unchanged from the prior quarter, with higher non-trading
net interest income offset by lower trading-related net interest income. Non-interest revenue increased, due to higher trading revenue, wealth management fees and higher net gains on investments compared with the prior quarter. Total provision for credit losses decreased $42 million from the prior quarter, due to lower provisions on impaired and performing loans. Reported non-interest
expense increased $451 million or 9% from the prior quarter, primarily due to the specified items noted above. Adjusted non-interest
expense increased $282 million or 6%, primarily due to higher computer and equipment costs, professional fees, and premises costs.
For further information on non-GAAP amounts, measures and ratios in this Review of Fourth Quarter 2025 Performance section, refer to the
Non-GAAP
and Other Financial Measures section.

2024 Financial Performance Review
The preceding discussions in the MD&A focused on BMO’s performance in fiscal 2025. This section summarizes BMO’s performance in fiscal 2024 relative to fiscal 2023.
On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning the second quarter of fiscal 2023, with operating results primarily allocated to our U.S. Banking business, previously known as U.S. P&C. On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES), which contributed to the increase in revenue and expenses in our Canadian P&C business beginning the third quarter of fiscal 2023.
Refer to How BMO Reports Operating Segments Results for further information on our operating segments and descriptions of their businesses.
TABLE 22

(Canadian $ in millions)	2024	2023
Net interest income (1)	19,468	18,681
Non-interest revenue	13,327	10,578
Revenue (1)	32,795	29,259
Provision for credit losses	3,761	2,178
Non-interest expense	19,499	21,134
Income before income taxes	9,535	5,947
Provision for income taxes (1)	2,208	1,510
Net income	7,327	4,437
Acquisition and integration costs	129	1,533
Amortization of acquisition-related intangible assets	334	264
Legal provision/reversal (including related interest expense and legal fees)	(834)	21
Impact of loan portfolio sale	136	–
Impact of FDIC special assessment	357	–
Management of fair value changes on the purchase of Bank of the West (2)	–	1,461
Initial provision for credit losses on purchased performing loans (3)	–	517
Impact of Canadian tax measures (4)	–	502
Adjusted net income	7,449	8,735

(1)
Operating segment revenue, net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the segments’ teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Segments Results section.

(2)
Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in Corporate Services. Fiscal 2023 comprised $1,628 million of mark-to-market
losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(3)	Initial provision for credit losses on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.
(4)
Impact of certain tax measures enacted by the Canadian government, recorded in Corporate Services. Fiscal 2023: $371 million one-time
tax expense, comprising a $312 million Canada Recovery Dividend and $59 million related to the pro-rated
fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement; and a $131 million ($160 million pre-tax)
charge related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest
revenue and $22 million recorded in
non-interest
expense.

Refer to the
Non-GAAP
and Other Financial Measures section for further information on other adjusting items in fiscal 2024 reflected in the table above.
Net Income
Reported net income in fiscal 2024 was $7,327 million, an increase of $2,890 million or 65% from fiscal 2023, and adjusted net income was $7,449 million, a decrease of $1,286 million or 15% from fiscal 2023. Reported results increased from fiscal 2023, primarily due to the impact of the acquisition of Bank of the West recorded in fiscal 2023, including a loss related to the management of fair value changes between the announcement and closing of the acquisition, an initial provision on purchased performing loans and acquisition and integration costs, as well as one additional quarter of results in fiscal 2024, compared with fiscal 2023. In addition, fiscal 2024 reported results included the reversal of the legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank.
Adjusted net income decreased, with higher revenue more than offset by higher provision for credit losses and higher expenses.

54	BMO Financial Group 208th Annual Report 2025

Revenue
Reported revenue in fiscal 2024 was $32,795 million, an increase of $3,536 million or 12% from fiscal 2023, and adjusted revenue was $32,412 million, an increase of $974 million or 3%. The increase in reported revenue was primarily driven by the adjusting items noted above. Reported and adjusted revenue included one additional quarter of Bank of the West results, as well as the impact of the acquisition of AIR MILES. Adjusted revenue increased, due to higher non-interest
revenue reflecting higher trading and underwriting and advisory fee revenue, investment management fees and custodial fee revenue, partially offset by lower insurance-related revenue due to the transition to IFRS 17 and lower lending fee revenue due to the transition of bankers’ acceptances exposures to loans. Adjusted net interest income decreased, as higher balances in Canadian P&C and U.S. Banking were offset by lower net interest margin and lower trading net interest revenue.
Provision for Credit Losses
The total provision for credit losses (PCL) in fiscal 2024 was $3,761 million, compared with $2,178 million on a reported basis and $1,473 million on an adjusted basis in fiscal 2023. Adjusted PCL in fiscal 2023 excluded an initial provision of $705 million on the acquired Bank of the West loan portfolio. PCL on impaired loans was $3,066 million in fiscal 2024, an increase of $1,886 million from fiscal 2023. PCL on performing loans in fiscal 2024 was $695 million, compared with $998 million on a reported basis and $293 million on an adjusted basis in fiscal 2023.
Non-Interest Expense
Reported
non-interest
expense in fiscal 2024 was $19,499 million, a decrease of $1,635 million or 8% from fiscal 2023, and adjusted non-interest
expense was $18,989 million, an increase of $276 million or 1% from fiscal 2023. The decrease in reported non-interest
expense reflected lower acquisition and integration costs and the reversal of the fiscal 2022 legal provision, partially offset by the impact of the FDIC special assessment and higher amortization of acquisition-related intangible assets. Reported and adjusted non-interest expense reflected the impact of one additional quarter of Bank of the West results, net of realized cost synergies, the inclusion of AIR MILES and operational efficiencies, as well as lower severance and legal provisions.
Provision for Income Taxes
The provision for income taxes in fiscal 2024 was $2,208 million, compared with $1,510 million in fiscal 2023. The reported effective tax rate in fiscal 2024 was 23.2%, compared with 25.4% in fiscal 2023, primarily due to earnings mix, including the impact of certain Canadian tax measures recorded in fiscal 2023. The adjusted provision for income taxes in fiscal 2024 was $2,213 million, compared with $2,517 million in fiscal 2023. The adjusted effective tax rate was 22.9% in fiscal 2024, compared with 22.4% in fiscal 2023.

Financial Condition Review
Summary Balance Sheet
TABLE 23

(Canadian $ in millions) As at October 31	2025	2024
Assets
Cash and cash equivalents and interest bearing deposits with banks	70,322	68,738
Securities	423,476	396,880
Securities borrowed or purchased under resale agreements	129,421	110,907
Net loans and acceptances	677,872	678,375
Derivative instruments	57,151	47,253
Other assets	118,560	107,494
Total assets	1,476,802	1,409,647
Liabilities and Equity
Deposits	976,202	982,440
Derivative instruments	58,729	58,303
Securities lent or sold under repurchase agreements	134,967	110,791
Other liabilities	210,304	165,450
Subordinated debt	8,500	8,377
Equity	88,051	84,250
Non-controlling interest in subsidiaries	49	36
Total liabilities and equity	1,476,802	1,409,647
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Overview
Total assets of $1,476.8 billion increased $67.2 billion from October 31, 2024. The stronger U.S. dollar increased assets by $5.7 billion, excluding the impact on derivative assets. Total liabilities of $1,388.7 billion increased $63.3 billion from the prior year. The stronger U.S. dollar increased liabilities by $5.2 billion, excluding the impact of derivative liabilities. Total equity of $88.1 billion increased $3.8 billion from October 31, 2024.

BMO Financial Group 208th Annual Report 2025	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and Cash Equivalents and Interest Bearing Deposits with Banks
Cash and interest bearing deposits with banks increased $1.6 billion, primarily due to higher balances held with central banks.
Securities
TABLE 24

(Canadian $ in millions) As at October 31	2025	2024
Trading	192,303	168,926
Fair value through profit or loss (FVTPL) (1)	21,354	19,064
Fair value through other comprehensive income – Debt and equity (2)	113,209	93,702
Debt securities at amortized cost (3)	96,610	115,188
Total securities	423,476	396,880

(1)
Included securities mandatorily measured at FVTPL of $7,818 million as at October 31, 2025 ($6,850 million as at October 31, 2024) and securities designated at fair value of $13,536 million as at October 31, 2025 ($12,214 million as at October 31, 2024).

(2)	Included allowances for credit losses on debt securities recorded at fair value through other comprehensive income of $6 million as at October 31, 2025 ($4 million as at October 31, 2024).
(3)	Net of allowances for credit losses of $4 million as at October 31, 2025 ($3 million as at October 31, 2024).
Securities increased $26.6 billion, primarily due to higher levels of client activity in Capital Markets, the impact of the stronger U.S. dollar and higher balances in Corporate Services.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements increased $18.5 billion, due to higher levels of client activity in Capital Markets.
Net Loans and acceptances
TABLE 25

(Canadian $ in millions) As at October 31	2025	2024
Residential mortgages	196,033	191,080
Consumer instalment and other personal	92,741	92,687
Credit cards	12,649	13,612
Businesses and government loans and acceptances	381,499	385,352
Gross loans	682,922	682,731
Allowance for credit losses	(5,050)	(4,356)
Total net loans and acceptances	677,872	678,375
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Net loans and acceptances decreased $0.5 billion from October 31, 2024. Business and government loans and acceptances decreased $3.9 billion, with lower balances in U.S. Banking, partially offset by higher balances in Canadian P&C. Consumer instalment and other personal loans were relatively unchanged from the prior year, with lower balances in Corporate Services reflecting the exit and wind-down of our Canadian and U.S. indirect retail auto financing business offset by higher balances in U.S. Banking, Canadian P&C and Wealth Management. Residential mortgages increased $5.0 billion, driven by growth in Canadian P&C and U.S. Banking. Credit card balances decreased $1.0 billion.
Table 64 in the Supplemental Information provides a comparative summary of loans by geographic location and product. Table 65 in the Supplemental Information provides a comparative summary of net loans in Canada by province. Loan quality is discussed in the Credit and Counterparty Risk – Credit Quality Information section, and further details on loans are provided in Notes 3, 5 and 24 of the audited annual consolidated financial statements.
Derivative Financial Assets
Derivative financial assets increased $9.9 billion, primarily reflecting an increase in the value of client-driven trading derivatives in Capital Markets, with increases in the fair value of foreign exchange and equity contracts partially offset by a decrease in the fair value of interest rate and commodity contracts. Further details on derivative financial assets are provided in Note 7 of the audited annual consolidated financial statements.
Other Assets
Other assets primarily include goodwill and intangible assets, cash collateral, insurance-related assets, premises and equipment, precious metals, current and deferred tax assets, accounts receivable, prepaid expenses and investments in associates and joint ventures. Other assets increased $11.1 billion, primarily in Capital Markets, due to changes in the balance of unsettled securities transactions. Further details on other assets are provided in Notes 8, 10, 11 and 22 of the audited annual consolidated financial statements.

56	BMO Financial Group 208th Annual Report 2025

Deposits
TABLE 26

(Canadian $ in millions) As at October 31	2025	2024
Banks	27,621	32,546
Businesses and governments	585,497	575,019
Individuals	306,922	320,767
Deposits at FVTPL	56,162	54,108
Total deposits	976,202	982,440
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Deposits decreased $6.2 billion. Business and government deposits increased $10.5 billion, reflecting higher balances to fund Global Markets client activity and the impact of a stronger U.S. dollar, partially offset by lower wholesale funding in Corporate Services. Deposits by individuals decreased $13.8 billion, primarily due to lower customer deposits in U.S. Banking reflecting the impact of deposit optimization activities, and Canadian P&C. Deposits by banks decreased $4.9 billion reflecting lower wholesale funding for Global Markets client activity. Further details on the composition of deposits are provided in Note 12 of the audited annual consolidated financial statements and in the Liquidity and Funding Risk section.
Derivative Financial Liabilities
Derivative financial liabilities increased $0.4 billion, primarily due to an increase in the fair value of client-driven trading derivatives in Capital Markets, with increases in foreign exchange contracts partially offset by a decrease in the fair value of equity and interest rate contracts. Further details on derivative financial assets are provided in Note 7 of the audited annual consolidated financial statements.
Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements increased $24.2 billion, primarily due to higher levels of client activity in Capital Markets.
Other Liabilities
Other liabilities primarily include securities sold but not yet purchased, securitization and structured entities liabilities, acceptances, insurance-related liabilities and accounts payable. Other liabilities increased $44.9 billion, driven by changes in the balance of unsettled securities transactions in Capital Markets, an increase in securities sold but not yet purchased due to client activity in Capital Markets, higher securitization liabilities in Capital Markets, insurance-related liabilities and acceptances, partially offset by lower securitization liabilities in Corporate Services.
Further details on the composition of other liabilities are provided in Note 13 of the audited annual consolidated financial statements.
Subordinated Debt
Subordinated debt was relatively unchanged from the prior year, reflecting a new issuance, net of a redemption. Further details on the composition of subordinated debt are provided in Note 15 of the audited annual consolidated financial statements.
Equity
TABLE 27

(Canadian $ in millions) As at October 31	2025	2024
Share capital
Preferred shares and other equity instruments	8,956	8,087
Common shares	23,359	23,921
Contributed surplus	373	354
Retained earnings	47,377	46,469
Accumulated other comprehensive income	7,986	5,419
Total equity	88,051	84,250
Total equity increased $3.8 billion from October 31, 2024. Accumulated other comprehensive income increased $2.6 billion, primarily due to an increase in accumulated other comprehensive income on cash flow hedges. Retained earnings increased $0.9 billion as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments and the repurchase of common shares for cancellation. Preferred shares and other equity instruments increased $0.9 billion, due to the issuance of Limited Recourse Capital Notes, Series 6 in the year, net of redemptions of Preferred Shares, Series 27, 46 and 29.
The Consolidated Statement of Changes in Equity provides a summary of items that increase or reduce total equity, while Note 16 of the audited annual consolidated financial statements provides details on the components of, and changes in, share capital. Details on our enterprise-wide capital management practices and strategies can be found below.

BMO Financial Group 208th Annual Report 2025	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Capital Management
Capital Management
Objective
BMO is committed to a disciplined approach to capital management that balances the interests and requirements of our depositors, regulators, shareholders, fixed income investors and rating agencies. We recognize the global trend of evolving regulatory capital requirements, and manage our capital position accordingly. Our objective is to maintain a strong and optimized capital position in a cost-effective structure that:
•	Is appropriate given BMO’s target regulatory capital ratios and internal assessment of economic capital requirements.
•	Underpins BMO’s operating segments’ business strategies and considers the market environment.
•	Supports depositor, investor and regulator confidence, consistent dividends and long-term shareholder value.
•	Is consistent with BMO’s target credit ratings.
Framework

The principles and key elements of our Capital Management Framework are outlined in our Capital Management Corporate Policy and in the annual capital plan, which includes the results of the comprehensive Internal Capital Adequacy Assessment Process (ICAAP).
ICAAP is an integrated process that involves the application of stress testing and other tools to assess capital adequacy on both a regulatory and an economic basis. The results of this process inform and support the establishment of capital targets and the implementation of capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The annual capital plan is developed considering the results of ICAAP and in conjunction with the annual business plan, promoting alignment between business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are conducted in order to assess the impact of various stress conditions on our risk profile and capital requirements.
Our Capital Management Framework seeks to ensure that the bank is adequately capitalized given the risks we assume in the normal course of business, as well as under stress conditions, and supports the determination of limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements at the consolidated entity, legal entity and operating segment levels. We seek to optimize our capital through efficient use of our balance sheet and the related risks we undertake, and may employ levers such as risk transfer transactions and the sale of assets. We evaluate assessments of actual and forecasted capital adequacy against our capital targets throughout the year, including the consideration of changes in our business activities and risk profile, the operating environment, our competitors, and current and future regulatory expectations.
We allocate capital to operating segments in order to evaluate business performance and support resource allocation decisions, and we consider capital implications in our strategic, tactical and transactional decision-making. By allocating capital to operating segments, setting and monitoring capital limits and metrics, and measuring the segments’ performance against these limits and metrics, we seek to monitor and optimize risk-adjusted returns to our shareholders, while maintaining a well-capitalized position.
Refer to the Enterprise-Wide Risk Management section for further discussion of the risks underlying our business.
Governance
The Board of Directors, either directly or through its Risk Review Committee, provides ultimate oversight and approval of capital management, including the bank’s Capital Management Corporate Policy, capital plan and capital adequacy assessments. The Board of Directors regularly reviews the bank’s capital position and key capital management activities. In addition, the capital adequacy assessment results determined by ICAAP are approved by the Board of Directors on the recommendation of the Risk Review Committee. The Enterprise Capital Management Committee provides senior management oversight, including the review of significant capital management policies, issues and activities, as well as the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of our corporate policies and frameworks related to capital and risk management, as well as ICAAP. The Corporate Audit Division, as the third line of defence, verifies adherence to controls and identifies opportunities to strengthen our processes. Refer to the Enterprise-Wide Risk Management – Risk Management Framework section for further discussion.

58	BMO Financial Group 208th Annual Report 2025

Regulatory Capital Requirements
Regulatory capital requirements for BMO are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS). The current minimum risk-based capital ratios set out in OSFI’s Capital Adequacy Requirements (CAR) Guideline are a Common Equity Tier 1 (CET1) Ratio of 4.5%, a Tier 1 Capital Ratio of 6.0% and a Total Capital Ratio of 8.0%. In addition to these minimum capital requirements, OSFI also requires domestic systemically important banks
(D-SIBs),
including BMO, to hold Pillar 1 and Pillar 2 buffers, which are meant to be used as the normal first response in periods of stress. Pillar 1 buffers include a capital conservation buffer of 2.5%, a
D-SIB
Common Equity Tier 1 surcharge of 1.0% and a countercyclical buffer, which can range from 0% to 2.5%, depending on a bank’s exposure to jurisdictions that have activated the buffer. If a bank’s capital ratios fall below the range of the combined minimum and Pillar 1 buffers, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) could ensue, with the degree of such restrictions varying according to the position of the bank’s ratios. Pillar 2 buffers address risks associated with systemic vulnerabilities and include the domestic stability buffer (DSB), which can range from 0% to 4.0% of risk-weighted assets (RWA) and was 3.5% as at October 31, 2025. The buffer level is set twice a year by OSFI, in June and December, but OSFI can make a change at any time. Under OSFI guidelines, breaches of the DSB do not automatically trigger constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan and expect it to be executed in a timely manner. Banks may be required to hold additional regulatory buffers that are applicable to the capital ratios, the Leverage and the Total Loss Absorbing Capital (TLAC) Ratios.
TLAC comprises the aggregate of Total Capital and Other TLAC instruments that allow conversion, in whole or in part, into common shares under the
Canada Deposit Insurance Corporation Act
and meet the eligibility criteria under the TLAC Guideline. Other TLAC comprises senior unsecured debt, subject to Canada’s Bank Recapitalization
(Bail-In)
Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. The minimum TLAC requirements set by OSFI as at October 31, 2025 are a TLAC Ratio of 21.5% of RWA and a TLAC Leverage Ratio of 6.75% of leverage exposures.
The current minimum Leverage Ratio set out in OSFI’s Leverage Requirements (LR) Guideline is 3.0%.
D-SIBs
are also required to meet an additional 0.5% buffer requirement for the Leverage and TLAC Leverage Ratios.
The Parental Stand-Alone (Solo) TLAC Framework for
D-SIBs
became effective the first quarter of fiscal 2024 and aims to ensure a non-viable
D-SIB
has sufficient loss absorbing capacity on a stand-alone legal entity basis to support its resolution. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the stability of the financial sector, helping to ensure the continuity of critical functions and minimizing taxpayers’ exposure to loss. We exceeded the minimum Solo TLAC requirement of 21.5%.
OSFI’s requirements as at October 31, 2025 are summarized in the following table.
TABLE 28

(% of risk-weighted assets or leverage exposures)	Minimum requirements	Total Pillar 1 Capital buffers (1)	Tier 1 Capital buffer (2)	Minimum requirements before domestic stability buffer	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at October 31, 2025
Common Equity Tier 1 Ratio	4.5%	3.5%	na	8.0%	3.5%	11.5%	13.3%
Tier 1 Capital Ratio	6.0%	3.5%	na	9.5%	3.5%	13.0%	15.0%
Total Capital Ratio	8.0%	3.5%	na	11.5%	3.5%	15.0%	17.3%
TLAC Ratio	21.5%	na	na	21.5%	3.5%	25.0%	29.7%
Leverage Ratio	3.0%	na	0.5%	3.5%	na	3.5%	4.3%
TLAC Leverage Ratio	6.75%	na	0.5%	7.25%	na	7.25%	8.5%

(1)
Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for
D-SIBs
of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the fourth quarter of fiscal 2025).

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for Leverage and TLAC Leverage Ratios.
(3)	The DSB buffer was confirmed by OSFI at 3.5% in June 2025.
na – not applicable
Regulatory Capital and Total Loss Absorbing Capacity Ratios

Common Equity Tier 1 (CET1) Capital
comprises common shareholders’ equity, including applicable contractual service margin, less regulatory deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.
Tier 1 Capital
comprises CET1 Capital and
Additional Tier 1 (AT1) Capital
. AT1 Capital consists of preferred shares and other AT1 capital instruments, including limited recourse capital notes, less regulatory deductions.
Tier 2 Capital
comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital
includes Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC)
comprises Total Capital and senior unsecured debt subject to the Canadian
Bail-In
Regime, less regulatory deductions.
Capital Ratios
are calculated as the respective capital divided by risk-weighted assets.
Leverage Ratio
is calculated as Tier 1 Capital divided by leverage exposures, which consist of on-balance
sheet items and specified
off-balance
sheet items, net of specified adjustments.
TLAC Leverage Ratio
is calculated as TLAC divided by leverage exposures.
The above measures and ratios are calculated in accordance with OSFI’s CAR, LR and TLAC Requirements Guidelines

BMO Financial Group 208th Annual Report 2025	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory Capital and Total Loss Absorbing Capacity Elements
BMO maintains a capital structure that is diversified across instruments and tiers in order to provide an appropriate mix of loss absorbency. The major components of regulatory capital and total loss absorbing capacity are summarized as follows:

CET1 Capital

- Common Shareholders’ Equity
- Contractual service margin
- May include portion of expected credit loss provisions
- Less regulatory deductions for items such as:
  - Goodwill
  - Intangible assets
  - Defined benefit pension assets
  - Certain deferred tax assets
  - Certain other items

Additional Tier 1 (AT1) Capital

- Preferred shares
- Other AT1 asstes
- Less regulatory deductions

Tier 1 Capital

Tier 2 Capital

- Subordinated debentures
- May include portion of expected credit loss provisions
- Less regulatory deductions

Total Capital

Other Total Loss Absorbing Capacity (TLAC)

- Eligible bail-in senior debt
- Other regulatory adjustments

TLAC

OSFI’s CAR Guideline includes
non-viability
contingent capital (NVCC) provisions, which require the conversion of Additional Tier 1 and Tier 2 capital instruments into common shares if OSFI announces that a bank is, or is about to become, non-viable,
or if the federal or a provincial government in Canada publicly announces that the bank has accepted, or has agreed to accept, a capital injection or equivalent support to avoid non-viability.
Pursuant to the principles set out in the CAR Guideline, a conversion to common shares would respect the hierarchy of claims in liquidation, entitling holders of Additional Tier 1 and Tier 2 instruments to a more favourable economic outcome than existing common shareholders.
Under the
Bail-In
Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in
debt into common shares. This statutory conversion supplements NVCC securities, which must be converted in full prior to the conversion of bail-in
debt.
Risk-Weighted Assets
Risk-weighted assets (RWA) measure a bank’s exposures, weighted for their relative risk and calculated in accordance with the regulatory capital rules prescribed by OSFI, which include standardized and internal ratings or internal model approaches for credit and market risk, and standardized approaches for operational risk.
We primarily use the Internal Ratings Based (IRB) Approach to determine credit RWA in our portfolio. The IRB Approach includes the Foundation Internal Ratings Based (FIRB) Approach for exposures to financial institutions and large corporate portfolios, and the Advanced Internal Ratings Based (AIRB) Approach for all other exposures. The AIRB Approach applies sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including estimates of the probability of default (PD), loss given default (LGD) and exposure at default (EAD) risk parameters, as well as term to maturity and asset class type, as prescribed by OSFI rules. These risk parameters are determined using internal models that leverage historical portfolio data, supplemented by benchmarking, as appropriate, and are updated periodically. Validation procedures related to these models are in place in order to quantify and differentiate risks appropriately. The FIRB Approach employs the same internal PD estimates as the AIRB Approach, but LGD and EAD parameters are prescribed by OSFI. Credit risk RWA related to certain portfolios are determined under the Standardized Approach (SA) using prescribed risk weights based on external ratings, counterparty type or product type. These portfolios reflect current waivers and exemptions to the IRB Approach approved by OSFI. For further discussion of these respective approaches, refer to the Credit and Counterparty Risk – Credit and Counterparty Risk Measurement section.
We use the standardized approaches in determining market risk and operational risk capital requirements.
In calculating regulatory capital ratios, total RWA must be increased when the capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, set at 67.5% until further notice, is higher than a similar calculation using the more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative for BMO in fiscal 2025 or fiscal 2024.

60	BMO Financial Group 208th Annual Report 2025

Regulatory Capital Developments
On October 29, 2025, OSFI published an update to the Capital and Liquidity Treatment of Crypto-asset Exposures (Banking) Guideline published on February 20, 2025, which described the comprehensive regulatory capital treatment options for crypto-assets. The update increased the cap on Group 2 crypto-asset exposures and modified their treatment. These changes are effective the first quarter of fiscal 2026 and are not expected to have a material impact.
On September 11, 2025, OSFI published the revised CAR Guideline, which becomes effective the first quarter of fiscal 2026. The key revisions include updates and clarifications related to the treatment of U.S. Government Sponsored Entities, identification of residential real estate exposures as income producing and guidance for the treatment of Combined Loan Products, as well as updates to the market risk capital rules for sovereign exposures. These changes are not expected to have a material impact.
On February 12, 2025, OSFI announced the deferral of any increase in the capital floor adjustment factor, which is currently at 67.5%, until further notice. Banks will be notified at least two years prior to an increase in the capital floor adjustment factor being resumed.
Regulatory Capital and Total Loss Absorbing Capacity Review
BMO is well-capitalized, with capital ratios that exceed OSFI’s published requirements for large Canadian banks, including a DSB of 3.5%. Our CET1 Ratio was 13.3% as at October 31, 2025, compared with 13.6% as at October 31, 2024. Our CET1 Ratio decreased from the prior year, as internal capital generation was more than offset by the impact of the purchase of 22.2 million common shares for cancellation and higher source currency risk-weighted assets (RWA).
Our Tier 1 Capital and Total Capital Ratios were 15.0% and 17.3%, respectively, as at October 31, 2025, compared with 15.4% and 17.6%, respectively, as at October 31, 2024. The Tier 1 and Total Capital Ratios were lower, due to the same factors noted above for the CET1 Ratio. The impact on the Total Capital Ratio was partially offset by a higher provisioning excess as a result of the higher allowance for credit losses for accounting purposes relative to the regulatory view of expected losses.
BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current year this impact was largely offset.
Our Leverage Ratio was 4.3% as at October 31, 2025, a decrease from 4.4% as at October 31, 2024, driven by higher leverage exposures partially offset by higher Tier 1 Capital.
As at October 31, 2025, our TLAC Ratio was 29.7% and our TLAC Leverage Ratio was 8.5%, compared with 29.3% and 8.3%, respectively, as at October 31, 2024.
While the ratios discussed above reflect our consolidated capital base, we conduct business through a variety of corporate structures, including subsidiaries. A framework is in place to manage capital and funding appropriately at the subsidiary level.
BMO Financial Corp. (BFC) is a Category III institution under the Enhanced Prudential Standards issued by the Federal Reserve Board (FRB) and is required to meet certain regulatory standards related to capital, liquidity and risk management, including complying with FRB single counterparty credit limits. BFC is also subject to the Comprehensive Capital Analysis and Review (CCAR) and
Dodd-Frank Act Stress Test
(DFAST) requirements of the FRB on an annual basis.
On June 27, 2025, the FRB released its 2025 CCAR and DFAST results, and on August 29, 2025 announced individual large bank capital requirements, which were effective October 1, 2025. For BFC, the FRB determined a CET1 Ratio requirement of 8.8%, which includes the 4.5% minimum CET1 Ratio and a 4.3% stress capital buffer. BFC is well-capitalized, with a CET1 Ratio of 13.7% as at September 30, 2025.

BMO Financial Group 208th Annual Report 2025	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory Capital and TLAC
(1)
TABLE 29

(Canadian $ in millions, except as noted) As at October 31	2025	2024
Common Equity Tier 1 Capital: Instruments and Reserves
Directly issued qualifying common share capital plus related stock surplus	23,732	24,275
Retained earnings	47,377	46,469
Accumulated other comprehensive income (and other reserves)	7,986	5,419
Goodwill and other intangibles (net of related tax liability)	(20,389)	(20,349)
Other common equity Tier 1 capital deductions	(420)	1,240
Common Equity Tier 1 Capital (CET1)	58,286	57,054
Additional Tier 1 Capital: Instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	7,706	7,787
Total regulatory adjustments applied to Additional Tier 1 Capital	(102)	(106)
Additional Tier 1 Capital (AT1)	7,604	7,681
Tier 1 Capital (T1 = CET1 + AT1)	65,890	64,735
Tier 2 Capital: Instruments and Provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	8,353	8,230
General allowance	1,326	954
Total regulatory adjustments to Tier 2 Capital	(7)	(8)
Tier 2 Capital (T2)	9,672	9,176
Total Capital (TC = T1 + T2)	75,562	73,911
Non-Regulatory Capital Elements of TLAC
Directly issued qualifying Other TLAC instruments	54,510	49,465
Total regulatory adjustments applied to Other TLAC	(115)	(88)
Other TLAC	54,395	49,377
TLAC (TLAC = TC + Other TLAC)	129,957	123,288
Risk-Weighted Assets and Leverage Ratio Exposures
Risk-Weighted Assets	437,945	420,838
Leverage Ratio Exposures	1,521,813	1,484,962
Capital Ratios (%)
CET1 Ratio	13.3	13.6
Tier 1 Capital Ratio	15.0	15.4
Total Capital Ratio	17.3	17.6
TLAC Ratio	29.7	29.3
Leverage Ratio	4.3	4.4
TLAC Leverage Ratio	8.5	8.3

(1)
Calculated in accordance with OSFI’s CAR Guideline and LR Guideline, as applicable.
Non-qualifying
Additional Tier 1 and Tier 2 Capital instruments were phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Our CET1 Capital was $58.3 billion as at October 31, 2025, compared with $57.1 billion as at October 31, 2024. CET1 Capital increased, driven by internal capital generation and the impact of foreign exchange movements, partially offset by the impact of common shares purchased for cancellation.
Tier 1 Capital and Total Capital were $65.9 billion and $75.6 billion, respectively, as at October 31, 2025, compared with $64.7 billion and $73.9 billion, respectively, as at October 31, 2024. The increase in Tier 1 and Total Capital was due to the same factors impacting CET1 Capital. The increase in Total Capital also reflects higher provisioning excess. The impact of completed and announced AT1 and Tier 2 issuance and redemption activity largely offset during the year.
Risk-Weighted Assets
RWA were $437.9 billion as at October 31, 2025, an increase from $420.8 billion as at October 31, 2024. Credit Risk RWA were $367.0 billion as at October 31, 2025, an increase from $350.3 billion as at October 31, 2024, primarily driven by net asset quality changes, an increase in asset size and the impact of foreign exchange movements. Market Risk RWA were $18.7 billion as at October 31, 2025, an increase from $17.8 billion as at October 31, 2024, primarily attributable to portfolio changes and growth during the current year. Operational Risk RWA were $52.3 billion as at October 31, 2025, a decrease from $52.8 billion as at October 31, 2024, primarily driven by the movement in three-year average revenue, with a marginal increase in ten-year average loss activity.

62	BMO Financial Group 208th Annual Report 2025

TABLE 30

	2025						2024
			RWA (1)
(Canadian $ in millions) As at October 31	Total exposure (1) (2)	Average risk weight		IRB
			Standardized	FIRB	AIRB	Total	Total RWA
Credit Risk
Wholesale
Corporate, including specialized lending	422,061	46.0%	24,647	74,886	94,796	194,329	182,920
Corporate small and medium-sized enterprises	32,067	62.7%	2,659	20	17,423	20,102	19,981
Sovereign	285,861	1.9%	313	–	5,140	5,453	4,870
Bank	23,458	16.5%	–	3,876	–	3,876	4,180
Retail
Residential mortgages, excluding home equity line of credit	194,671	11.7%	3,805	–	18,947	22,752	21,517
Home equity line of credit	80,064	10.9%	886	–	7,854	8,740	8,018
Qualifying revolving retail	56,225	26.8%	392	–	14,696	15,088	13,926
Other retail, excluding small and medium-sized enterprises	29,948	58.0%	11,185	–	6,193	17,378	17,288
Retail small and medium-sized enterprises	21,258	62.1%	3,180	–	10,029	13,209	12,697
Equity	13,104	139.4%	18,262	–	–	18,262	16,154
Trading book	59,011	24.3%	5,391	7,766	1,171	14,328	12,200
Securitization	73,756	15.3%	2,459		8,847	11,306	13,425
Other credit risk assets – non-counterparty managed assets	20,220	109.7%	22,186	–	–	22,186	23,085
Total Credit Risk	1,311,704	–	95,365	86,548	185,096	367,009	350,261
Market Risk	–	–	18,672	–	–	18,672	17,797
Operational Risk	–	–	52,264	–	–	52,264	52,780
Risk-Weighted Assets before floor	1,311,704	–	166,301	86,548	185,096	437,945	420,838
Floor adjustment (3)	–	–	–	–	–	–	–
Total Risk-Weighted Assets	1,311,704	–	166,301	86,548	185,096	437,945	420,838

(1)	Exposure and RWA are grouped by the obligor’s asset class.
(2)	Exposure represents exposure at default (EAD) after the application of credit risk mitigation and the credit conversion factor for undrawn exposures.
(3)
The bank is subject to capital floor requirements as prescribed in OSFI’s CAR Guideline. Total RWA is increased by a floor adjustment amount, which is calculated based on the standardized methodology. The capital floor was not operative at October 31, 2025 and October 31, 2024.

na – not applicable
Economic Capital
Economic capital is an expression of the enterprise’s capital demand requirement relative to its assessment of the economic risks in its underlying business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic loss is the loss in economic or market value incurred over a specified time horizon at a defined confidence level, relative to the expected loss over the same time horizon. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading),
operational, business and insurance, based on a
one-year
time horizon using a defined confidence level.
Economic Capital and RWA by Operating Segment and Risk Type
(As at October 31, 2025)

BMO Financial Group 208th Annual Report 2025	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Management Activity
On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing January 22, 2025 and ending no later than January 21, 2026 (January 2025 NCIB). We also established an automatic securities purchase plan (ASPP) related to the January 2025 NCIB (January 2025 ASPP).
On September 2, 2025, we announced the termination of the January 2025 NCIB on September 4, 2025 and a new NCIB to purchase up to 30 million of our common shares for cancellation commencing September 5, 2025 and ending no later than September 4, 2026 (September 2025 NCIB). The timing and amount of purchases under the September 2025 NCIB are determined by management, based on factors such as market conditions and capital levels. We also terminated the January 2025 ASPP and established a new ASPP, under which our broker may purchase our common shares within a defined set of criteria.
During the year ended October 31, 2025, we purchased for cancellation 16.4 million common shares under the January 2025 NCIB before its termination and 5.8 million common shares under the September 2025 NCIB, for a total of 22.2 million common shares, at an average price of $152.97 per common share for a total amount of $3,461 million, including tax.
On November 12, 2025, we redeemed the $1,250 million 4.300% LRCNs, Series 1 (NVCC) and corresponding $1,250 million
Non-Cumulative 5-year
Rate Reset Class B Preferred Shares, Series 48 (NVCC) held in trust.
During fiscal 2025, we completed issuances and redemptions of Tier 1 and Tier 2 Capital instruments, as outlined in the table below.
Capital Instrument Issuances and Redemptions
TABLE 31

As at October 31, 2025	Issuance or redemption date	Number of shares (in millions)	Balance (Canadian $ in millions, except as noted)
Common shares issued		1.6	$ 168

Common shares purchased for cancellation		22.2	$ 730

Tier 1 Capital
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31	November 25, 2024	12.00	$ 300
Issuance of 6.875% Limited Recourse Capital Notes, Series 6	July 29, 2025		US$ 1,000
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 33	August 25, 2025	8.0	$ 200

Tier 2 Capital
Issuance of Medium-Term Notes, Series N, First Tranche	March 5, 2025		$ 1,250
Redemption of Medium-Term Notes, Series J, Second Tranche	June 17, 2025		$ 1,250
Common Shares and NVCC Instruments
TABLE 32

	Number of shares or dollar amount (in millions)		Dividends declared per share
As at October 31			2025	2024	2023
Common shares		709	$6.44	$6.12	$5.80

Class B Preferred shares
Series 27 (1)		–	–	$0.48	$0.96
Series 29 (2)		–	–	$0.68	$0.91
Series 31 (3)		–	–	$0.96	$0.96
Series 33 (4)		–	–	$0.76	$0.76
Series 44		$400	–	$1.70	$1.21
Series 46 (5)		–	–	$0.64	$1.28
Series 50		$500	–	$73.73	$73.73
Series 52		$650	–	$70.57	$57.52

Additional Tier 1 Capital Notes
4.800% Additional Tier 1 Capital Notes (6)	US$	500	na	na	na
4.300% Limited Recourse Capital Notes, Series 1 (7) (8)		$1,250	na	na	na
5.625% Limited Recourse Capital Notes, Series 2 (8)		$750	na	na	na
7.325% Limited Recourse Capital Notes, Series 3 (8)		$1,000	na	na	na
7.700% Limited Recourse Capital Notes, Series 4 (8)	US$	1,000	na	na	na
7.300% Limited Recourse Capital Notes, Series 5 (8)	US$	750	na	na	na
6.875% Limited Recourse Capital Notes, Series 6 (8)	US$	1,000	na	na	na

Medium-Term Notes (9)
3.803% Subordinated Notes	US$	1,250	na	na	na
Series K – First Tranche		$1,000	na	na	na
3.088% Subordinated Notes	US$	1,250	na	na	na
Series L – First Tranche		$750	na	na	na
Series M – First Tranche		$1,150	na	na	na
Series M – Second Tranche		$1,000	na	na	na
Series N – First Tranche		$1,250	na	na	na

Stock options
Vested		2.3
Non-vested		3.5

(1)	Redeemed on May 25, 2024.
(2)	Redeemed on August 25, 2024.
(3)	Redeemed on November 25, 2024.
(4)	Redeemed on August 25, 2025.

64	BMO Financial Group 208th Annual Report 2025

(5)	Redeemed on May 25, 2024.
(6)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(7)	Redeemed on November 12, 2025.
(8)
Convertible into common shares by virtue of recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53, Preferred Shares Series 54 and Preferred Shares Series 55, respectively. Refer to Note 16 of the audited annual consolidated financial statements for conversion details.

(9)	Note 15 of the audited annual consolidated financial statements includes details on the NVCC Medium-Term Notes.
na – not applicable
Note 16 of the audited annual consolidated financial statements includes details on share capital and other equity instruments.
If an NVCC trigger event were to occur, NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with the conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of BMO common shares at the time of the trigger event (calculated using a 10-day
weighted average). Based on a floor price of $5.00, these NVCC instruments would be converted into approximately 4.5 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.
Further details on subordinated debt and share capital are provided in Notes 15 and 16 of the audited annual consolidated financial statements.
Dividends
Dividends per common share declared in fiscal 2025 totalled $6.44, an increase of 5% from the prior year. Annual dividends declared represented 56% of reported net income and 53% of adjusted net income available to common shareholders on a last-twelve-month basis.
Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends and distributions on other equity instruments, based on earnings over the last twelve months) is 40% to 50% on an adjusted basis. Our target dividend payout range seeks to provide shareholders with stable income and a competitive dividend yield, while retaining sufficient earnings to support anticipated business growth, fund strategic investments and support capital adequacy.
Our common shares provided an annualized dividend yield of 4% based on the closing share price as at October 31, 2025. On December 4, 2025, we announced that the Board of Directors had declared a quarterly dividend on common shares of $1.67 per share, an increase of $0.04 per share from the prior quarter and $0.08 or 5% from the prior year. The dividend is payable on February 26, 2026 to shareholders of record on January 30, 2026.
Shareholder Dividend Reinvestment and Share Purchase Plan
Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).
In the first and second quarters of fiscal 2024, common shares to supply the DRIP were issued from treasury at a 2% discount, calculated in accordance with the terms of the DRIP. From the third quarter of fiscal 2024 and until further notice, common shares to supply the DRIP are being purchased on the open market without a discount.
Eligible Dividends Designation
For the purposes of the
Income Tax Act (Canada)
or any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.
Caution
This Enterprise-Wide Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Off-Balance
Sheet Arrangements
We enter into a number of
off-balance
sheet arrangements in the normal course of operations, including structured entities (SEs), credit instruments and guarantees.
Structured Entities and Securitization
We carry out certain business activities through arrangements involving SEs, using them to obtain sources of liquidity and manage capital by securitizing certain of our financial assets, to secure customer transactions or to pass our credit risk exposure to holders of the vehicles’ securities. For example, we enter into transactions with SEs in which we transfer assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans, in order to obtain alternate sources of funding or as part of our trading activities. Note 5 of the audited annual consolidated financial statements describes the loan securitization activities carried out through third-party programs such as the Canada Mortgage Bond Program and the National Housing Act Mortgage-Backed Securities Program. Note 6 of the audited annual consolidated financial statements provides further details on our interests in both consolidated and unconsolidated SEs. Under IFRS, we consolidate a SE if we control the entity. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our customers’ needs, as well as our own. We do not consolidate our customer securitization vehicles, certain capital vehicles, various
BMO-managed
funds or various other SEs where investments are held. Further details on our customer securitization vehicles are provided below.

BMO Financial Group 208th Annual Report 2025	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO-Sponsored
Securitization Vehicles
We sponsor various vehicles that fund assets originated either by us (which are then securitized through a bank securitization vehicle) or by our customers (which are then securitized through three Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to these customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $152 million in fiscal 2025 ($160 million in fiscal 2024).
Customer Securitization Vehicles
Our customer securitization vehicles provide customers with access to financing either from us or from the asset-backed commercial paper (ABCP) markets. Customers sell either their assets or an interest in their assets into these vehicles, which then issue ABCP either to investors or to us, in order to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO.
Our exposure to potential losses arises from the purchase of ABCP issued by the vehicles, any related derivative contracts entered into with the vehicles and the liquidity support provided to the market-funded vehicles. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan.
Three of these customer securitization vehicles are market-funded, while the fourth is funded directly by the bank. We do not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 6 of the audited annual consolidated financial statements.
The market-funded vehicles had a total of $11.1 billion of ABCP outstanding as at October 31, 2025 ($11.2 billion as at October 31, 2024). The ABCP issued by the Canadian market-funded vehicles is rated
R-1
(high) by DBRS and P1 by Moody’s, and the ABCP issued by the U.S. market-funded vehicle is rated A1 by S&P and P1 by Moody’s. Our holdings of ABCP, as distributing agent of ABCP issued by the market-funded vehicles, totalled $12 million as at October 31, 2025 ($170 million as at October 31, 2024).
We provide liquidity facilities to the market-funded vehicles, which may require that we provide additional financing to the vehicles should certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicles as at October 31, 2025 totalled $19.7 billion ($19.3 billion as at October 31, 2024). The amount for liquidity facilities comprises part of the commitments outlined in Note 24 of the audited annual consolidated financial statements.
The assets of each of these market-funded vehicles consist primarily of exposures to diversified pools of automobile-related receivables and conventional residential mortgages in Canada, and automobile-related receivables and equipment loans and leases in the United States. These two asset classes represent 69% (67% in fiscal 2024) in Canada, and 85% (86% in fiscal 2024) in the United States, of the aggregate assets of their respective vehicles as at October 31, 2025 and October 31, 2024, respectively.
Guarantees and Other Credit Instruments
To meet the financial needs of our clients, we use a variety of guarantees and commitments. Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract, and contracts under which we provide indirect guarantees of indebtedness, are also considered guarantees. In the normal course of business, the types of guarantee products we offer include letters of credit, derivatives contracts or instruments (including, but not limited to, credit default swaps) and indemnification agreements. The maximum amount payable by BMO in relation to these guarantees was $53 billion as at October 31, 2025 ($47 billion as at October 31, 2024).
Other credit commitments are
off-balance
sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to certain conditions. These include backstop liquidity facilities, documentary and commercial letters of credit, and commitments to extend credit. The maximum amount payable by BMO in relation to these other credit commitments was $269 billion as at October 31, 2025 ($261 billion as at October 31, 2024).
There is a large number of credit instruments outstanding at any one time. The amount above is not representative of our likely credit exposure or the liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of our customers would utilize the facilities related to these instruments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions. Our customer base is broadly diversified, and we do not anticipate events or conditions that would cause a significant number of customers to fail to perform in accordance with the terms of their contracts. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance
sheet credit instruments in order to avoid undue concentrations in any single geographic region or industry.
For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.
Further information on these instruments can be found in Note 24 of the audited annual consolidated financial statements.
Caution
This
Off-Balance
Sheet Arrangements section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

66	BMO Financial Group 208th Annual Report 2025

Enterprise-Wide Risk Management
As a diversified financial services company providing banking, wealth management, capital markets and insurance services, BMO is exposed to a variety of risks that are inherent in each of these business activities. A disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our Risk Management Framework provides a consistent, enterprise-wide approach to risk management and oversight that underpins our strategy, enables informed decision-making and drives resilience and efficiency.

Enterprise-Wide Risk Management
outlines BMO’s approach to managing the key financial risks and other related risks that are inherent in these business activities, as discussed in the following sections:

67	Risks That May Affect Future Results
70	Risk Management Framework
76	Credit and Counterparty Risk
84	Market Risk
89	Liquidity and Funding Risk

98	Operational Non-Financial Risk
102	Legal and Regulatory Compliance Risk
104	Strategic Risk
105	Environmental and Social Risk
107	Reputation Risk

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2025 audited annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7,
Financial Instruments: Disclosures,
which permits cross-referencing between the notes to the consolidated financial statements and the MD&A. Refer to Notes 1 and 4 of the audited annual consolidated financial statements.

Risks That May Affect Future Results
Top and Emerging Risks That May Affect Future Results
BMO’s risk profile can be impacted by evolving internal and external events. Our risk management life cycle is a continuous process designed to identify, assess, measure, manage and report on risks arising from these events. These event-related risks are presented to the Board of Directors, senior management and business leaders for discussion at several forums, incorporating both bottom-up
and
top-down
approaches. Risks are examined and assessed through various review processes, including but not limited to regulatory and internal stress testing and scenario analysis. We manage our exposure to events through action plans developed based on these risk assessments.
The following risks have the potential to materially impact BMO’s operations and financial results.
General Economic Conditions
BMO’s operations and financial results are impacted by prevailing economic conditions and the evolution of those conditions, including the rate of GDP growth, monetary and fiscal policies, interest rates, unemployment rates, inflation, immigration levels and market volatility. As we operate in various jurisdictions, foreign exchange fluctuations, particularly between the Canadian dollar and the U.S. dollar, can impact our earnings. Evolving trade policies, including the impact of tariffs, may also affect the environment in which the bank and its clients operate. These factors, as well as economic uncertainty, can constrain business investment and consumer spending.
The Canadian economy weakened in fiscal 2025, primarily due to the impact of changes in U.S. trade policies on certain Canadian exports, although the United States-Mexico-Canada Agreement (USMCA) exempts the majority of Canadian exports from the new U.S. tariffs. Canadian and U.S. unemployment rates increased in fiscal 2025, amid softening labour market conditions, which contributed to higher delinquencies and credit losses in the bank’s consumer lending portfolios. Although the inflation rate moderated in response to weaker labour markets and lower commodity prices, a heightened sense of economic uncertainty and the impact of tariffs may increase inflationary pressures. There is also a risk of asset overvaluation in equity and credit markets which could lead to outsized asset value declines, with negative wealth and sentiment effects on our customers and the broader economy. Refer to the Economic Developments and Outlook section for further discussion on the impact of rates and fiscal policies, and for trade disputes, refer to the Escalating Trade Disputes and Geopolitical Developments section.
We have processes and controls in place to assess the impact of multiple stressed economic scenarios, including extensive regulatory and internal stress testing that has delivered actionable insight into the potential impacts on BMO’s operations and financial results, as well as possible mitigating actions. In addition, baseline forecasts and economic indicators are used to forecast and monitor economic conditions in order to identify potential stresses on the bank and inform precautionary actions.
Escalating Trade Disputes and Geopolitical Developments
Global economies and markets have been, and may in the future be, impacted by geopolitical uncertainty and international conflicts. Ongoing changes in U.S. trade policies are creating a heightened sense of economic uncertainty, with higher sectoral and country-specific tariffs, as well as tariffs on USMCA non-compliant
goods. As a result, the upcoming renegotiation of the USMCA in 2026 carries greater risk as termination could lead to increasingly disruptive and costly trade tariffs. In addition, Canadian and U.S. relations with China have become more complex as a result of trade disputes.

BMO Financial Group 208th Annual Report 2025	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global conflicts, including the conflicts in the Middle East and Ukraine, remain unpredictable amid heightened tensions, and could result in further global instability, significant energy price volatility and market shocks that could damage confidence, investment and consumption, and lead to slower global growth.
Our customers rely on global trade and economic growth. In addition, many U.S. businesses face higher costs from tariffs and purchasing supplies from domestic sources rather than foreign producers that were previously less expensive. We continue to monitor global geopolitical event risks, including policy changes such as trade tariffs, and assess their potential impact on BMO’s operations and financial results by using multiple approaches that include stress testing and scenario analysis to mitigate these risks.
BMO’s credit exposure by geographic region is set out in Tables 64 to 70 in the Supplemental Information and in Note 3 of the audited annual consolidated financial statements.
Cyber and Information Security Risk
Cyber and information security risk arises from the reliance of our business operations on internet and cloud technologies, and dependence on advanced digital technologies to process data. In addition, growing geopolitical tensions are contributing to increasing global exposures to cyber security risks. These risks could impact the confidentiality, integrity or availability of BMO’s systems and data across our businesses and customer base. BMO is the frequent target of attempted cyber attacks and we must continuously monitor and optimize our capabilities to protect the confidentiality, integrity and availability of our data and technology infrastructure. Successful cyber attacks could lead to exposure or loss of data, including customer or employee information and the bank’s strategic or other sensitive internal information, resulting in identity theft, fraud or business losses. They could also result in system failures and disruption of services, exposure to litigation and regulatory risk, and reputational harm. Threat campaigns are becoming more sophisticated and well-organized, including using artificial intelligence to automate and amplify attacks, and often occur through suppliers, which can negatively impact our business, brand and reputation, as well as customer retention and acquisition. Our response involves investing in our Financial Crimes Unit and security infrastructure, equipping our team with the capability to detect and address current and emerging cyber security threats across North America, Europe and Asia in order to safeguard the confidentiality, integrity and availability of our systems and information.
For further discussion of BMO’s cyber and information security program, refer to the Operational
Non-Financial
Risk section.
Technology Resilience and Innovation
Technology resilience supports the maintenance of acceptable service levels during, as well as after, severe disruptions to critical processes and the underlying information technology systems. It is critical to providing our customers with a continuous and consistent experience across our digital channels, solutions and platforms. Given the increasing reliance of our customers on these digital offerings to manage and support their personal, business and investment banking activities, it is crucial that we maintain solutions and platforms that function at high levels of operational reliability and resilience in order to protect and support the availability, integrity and recoverability of critical data, particularly with respect to business-critical systems. Regulatory obligations and customer expectations related to operational resilience continue to increase.
Technological advancements and innovation, in particular AI and digital currencies, are evolving rapidly and creating new risks and competitive pressures across the industry. Through innovation we aim to deliver digital solutions, services, processes and products that keep pace with industry developments and rapidly evolving customer expectations, as well as new competitors, without disruption to business-critical systems. New technologies may introduce more complex regulatory, strategic and reputation risks. In alignment with our digital-first strategy, we continue to invest in emerging technologies, including AI, and talent to adapt to this dynamic environment and deliver competitive and digitally enabled products and services to meet our customers’ expectations for personalized and on-demand
banking, pursue new business growth opportunities and improve operational efficiency. We remain committed to the prudent and responsible adoption of new technologies.
For further discussion of BMO’s technology risk program, refer to the Operational
Non-Financial
Risk section.
Third-Party Risk
Our use of third-party relationships continues to evolve and expand, helping us to deliver new and innovative solutions for our clients across the bank. While third-party relationships are beneficial for the bank, they can also give rise to risks that may threaten BMO’s operational resilience, such as compromised customer data or disruptions in the availability of critical products and services, which could financially impact the bank. We continue to enhance and evolve our capabilities, including those around contingency and transition planning, in order to maintain effective third-party risk management and oversight and the efficient delivery of products and services that depend on third parties.
For further discussion of BMO’s third-party risk program, refer to the Operational
Non-Financial
Risk section.
Environmental and Social Risk
BMO is exposed to environmental and social risks, in particular physical climate risks, such as extreme weather events that could potentially disrupt our operations, impact our customers and counterparties, and result in potential losses. Factors contributing to heightened environmental risks include weather events of increasing severity and frequency, and the further intensification of development in areas of greater environmental sensitivity. Business continuity and disaster recovery plans provide us with the roadmap and tools to support the restoration, maintenance and management of critical operations and processes in the event of a business disruption.
We are also exposed to risks related to borrowers that may experience financial losses or rising operating costs as a result of acute or chronic changes in climate conditions, climate-related litigation and/or policies, such as carbon emissions pricing, or a decline in revenue as new and emerging technologies and changing consumer preferences disrupt or displace demand for certain commodities, products and services. BMO’s climate ambition is to be our clients’ lead partner in their transition to a net zero world. Our strategy seeks opportunities to generate commercial value through partnering with our clients in achieving their decarbonization goals.
Legal and regulatory compliance risk or reputation risk could arise from actual or perceived actions, or inactions, by BMO or its clients related to climate change, other environmental and social issues, or the bank’s climate-related disclosures. Risks related to these issues could also affect our

68	BMO Financial Group 208th Annual Report 2025

customers, suppliers or other stakeholders, which could give rise to new risks. Globally, financial services regulators and supervisors are evolving their approaches to the management of climate-related financial risk and disclosures of climate-related financial information. Litigation or enforcement measures could arise from obligations to manage and report on climate-related risks.
Refer to the Environmental and Social Risk section for further discussion of these risks.
Canadian Housing Market and Consumer Leverage
High household debt continues to be a challenge for household spending and the broader economy. Despite recent rate reductions by the Bank of Canada, many borrowers still face higher mortgage payments at renewal, as well as challenges such as increasing unemployment rates that could lead to higher credit losses, particularly in unsecured consumer credit. Unsecured consumer loan losses could increase if economic weakness results in further increases in the unemployment rate. The housing market recovery will likely be constrained by regional disparities in affordability in major markets within Ontario and British Columbia, as well as lower immigration levels, which could impact mortgage origination volumes. The risk of credit losses in our mortgage portfolio is partially mitigated by low loan-to-value
and prudent underwriting practices that stress test customers’ ability to service mortgage debt at higher interest rates. While portfolio stress test analysis suggests that even significant housing price declines and challenging economic conditions would result in manageable losses, primarily due to insurance coverage and the level of equity held by owners with seasoned loans, delinquencies and insolvencies in our portfolio could adversely affect our results and financial condition.
Regulatory Environment and Changes
The financial services industry is highly regulated, and BMO operates in an environment of increasingly complex regulatory requirements and expectations, as governments and regulators globally continue to pursue major reforms intended to strengthen the stability of the financial system and protect crucial markets and participants. These reforms may lead to further increases in regulatory capital or liquidity requirements and additional compliance costs, which could lower returns and reduce growth. Such reforms could also affect the cost and availability of funding and the level of the bank’s market-making activities. Regulatory reforms may also impact fees and other revenues for certain operating segments. In addition, differences in the laws and regulations enacted by a range of national regulatory authorities may offer advantages to our international competitors, which could affect our ability to compete. We monitor such developments, and other potential changes, so that we are well-positioned to respond and implement any necessary changes. BMO is subject to legal proceedings, including reviews and investigations by governments and regulators, arising in the normal course of business. Failure to comply with applicable legal and regulatory requirements and expectations could lead to further legal proceedings, financial losses, regulatory sanctions and fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation.
Refer to the Legal and Regulatory Compliance Risk section for further discussion of these risks.
Other Factors That May Affect Future Results
Tax Legislation and Interpretations
Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact earnings. Tax laws, as well as interpretations of tax laws and policy by tax authorities, may change as a result of efforts by the Canadian and U.S. governments, other G20 governments and the Organisation for Economic
Co-operation
and Development (OECD) to increase taxes, broaden the tax base globally and improve tax-related
reporting. For example, in fiscal 2024, the Canadian government enacted the
Global Minimum Tax Act
(GMTA) to adopt the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting
two-pillar
plan (Pillar 2) for international tax reform, which levied a 15% minimum tax on operations globally.
Changes to Business Portfolio
As part of its overall business strategy, BMO may acquire companies, businesses and assets. Although we conduct thorough due diligence before completing these acquisitions, some may not perform in accordance with our financial or strategic objectives or expectations, and may be dependent, among others, on timely regulatory and shareholder approvals, changes in the competitive and economic environment and acquisition-related integration costs. Successful post-acquisition performance depends on retaining the clients and key employees of acquired companies and businesses and integrating key systems and processes without disruption.
BMO also evaluates potential dispositions of assets and businesses that may no longer meet our strategic and financial objectives. Dispositions may be impacted by the terms and timeliness of exit strategies and greater than expected disruption, and may also be subject to the satisfaction of conditions and the granting of governmental or regulatory approvals on acceptable terms that, if not satisfied or obtained, may prevent the completion of a disposition as intended, or at all.
Critical Accounting Estimates, Judgments and Accounting Standards
BMO prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Future changes in accounting policies are discussed in the Future Changes in Accounting Policies section, as well as in Note 1 of the audited annual consolidated financial statements.
The application of IFRS requires management to make significant judgments and estimates that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. BMO’s financial results could be affected for the period during which any such new information or change in circumstances becomes apparent, and the extent of the impact could be significant. More information is included in the Critical Accounting Estimates and Judgments section.
Caution
The Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements. Other factors beyond BMO’s control that may affect its future results are noted in the Caution Regarding Forward-Looking Statements. BMO cautions that the preceding discussion of risks that may affect future results is not exhaustive.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management Framework
BMO’s integrated and disciplined approach to risk management is fundamental to the success of our business. Our Enterprise Risk and Portfolio Management (ERPM) group oversees the implementation and operation of the BMO Risk Management Framework (RMF), and provides independent review and oversight across the enterprise of risk-related issues, in order to enable prudent and measured risk-taking that is integrated with business strategy. All elements of the RMF work together to support informed and effective risk management, while striking an appropriate balance between risk and return.
The RMF guides our risk-taking activities in order to align them with our goals, including meeting customer needs, shareholder expectations and regulatory requirements. Achieving these goals requires taking appropriate risks, while maintaining long-term stability – an outcome enabled by a strong RMF. An effective RMF is the foundation that allows BMO to take risks within its appetite, while protecting the bank, its customers, shareholders and the financial system, thus driving the bank to achieve its strategic goals responsibly and sustainably. The RMF is embedded in everything BMO does, providing a structured approach through which to identify, assess, measure, manage and report risk, and maintain the risk management life cycle across the organization. It promotes enterprise resilience and supports making the consideration of risk an integral part of decision-making, with clear accountability across business lines, independent oversight and escalation mechanisms, while reinforcing adherence to BMO’s risk appetite, internal policies, regulatory requirements and our commitment to sustainable growth.
An effective RMF helps BMO to:
•	Maintain strong capital and liquidity positions and optimize risk return.
•	Protect its reputation and limit potential loss from unpredictable and infrequent risk events.
•	Innovate responsibly, balancing digital transformation against current and emerging risks.
•	Foster trust by enforcing compliance, responsible lending and ethical decision-making.
•	Adapt to emerging risks and evolving market conditions.
•	Enable a sound risk culture with appropriate behaviour and mindsets.
The RMF comprises integrated foundational components that enable a common language, consistent risk practices and shared understanding across the enterprise. These components articulate how BMO governs risk, manages it across its life cycle and develops risk awareness through culture, people, data and technology. This MD&A explains each component and why it is important, how the components of the RMF work together and how every employee and agent of BMO plays a role in putting them into action. For simplicity, the RMF components have been grouped into four categories: Risk Management Approach (including Tier 1 risks), Risk Governance, Risk Management Life Cycle and Risk Enablement.

Enterprise-Wide Risk Management Framework
Risk Management Approach
Purpose and Scope
Overview | Accountability | Tier 1 Risks
Risk Governance
Authority and Decision Rights
Committee Structure and Governance Forums
Legal Entity Governance
Governance Routines
1st Line
Operating Groups, Corporate Services, Control Functions, Specialized Groups
2nd Line
Enterprise Risk and Portfolio Management, Legal and Regulatory Compliance
3rd Line
Corporate Audit Division
Risk Management Life Cycle
Identify
Assess
Measure
Manage
Report
Maintain
Tier 1 Risks
Credit and Counterparty
Market
Liquidity and Funding
Non-Financial*
Environmental and Social
Strategic
Reputation
Risk Enablement
Risk Culture
People Management
Data and Technology

* Includes Operational Non-Financial Risk and Legal and Regulatory Compliance Risk.

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Risk Governance
BMO’s approach to risk governance promotes effective, efficient and consistent risk management oversight through well-defined decision rights. It establishes clear roles and responsibilities, and defines how decision rights are conferred and exercised, as well as the structures under which risk matters are reviewed, effectively challenged and escalated. This supports consistent, timely and transparent decision-making across the enterprise.
BMO’s Board of Directors and senior management set the tone from the top. A defined committee structure enables the evaluation of risk decisions at the appropriate level, with clear input and documented outcomes. Escalation protocols and delegation of authority set the parameters for who can act, under what conditions and within which limits. Legal entity governance helps to define similar standards of discipline and accountability, as appropriate, across all jurisdictions and legal entities. The three-lines-of-defence
operating model separates the responsibilities for managing, overseeing and independently validating risk management activities, reinforcing a culture of clarity and control, while enterprise policy management provides the guidance required for consistent delivery. The Risk Appetite Framework defines the types and levels of risk that BMO is willing to accept in order to achieve its strategic objectives and business plans.
Board of Directors and Senior Management Oversight
Specific policies approved by our Board of Directors govern our approach to the management of material risks, and oversight is exercised at every level of the enterprise through a hierarchy of committees and individual responsibilities, as outlined in the following diagram. The Board of Directors seeks to ensure that corporate objectives are supported by a sound risk strategy, prudent risk appetite and an effective RMF that is appropriate to the nature, scale, complexity and risk profile of our lines of business and other operations. The Board of Directors also has overall responsibility for oversight of the bank’s governance framework and its corporate culture. Senior management reviews and discusses significant risk issues and action plans as they arise in the implementation of the enterprise-wide strategy, exercising oversight and governance of the risks taken across the enterprise, and that they are held within approved limits and risk tolerances.
The RMF is reviewed on a regular basis by the Risk Review Committee (RRC) and recommended to the Board of Directors at least annually for approval, in order to exercise oversight and guide risk-taking activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the oversight exercised by the Board of Directors and senior management, effective governance of the bank’s risks is overseen by management committees and supported by the three-lines-of-defence
operating model, which addresses risks across the operating segments and Corporate Services.

Board of Directors
is responsible for supervising the management of the business and affairs of BMO. The Board of Directors, either directly or through its committees, is responsible for oversight of the following areas: strategic planning; defining risk appetite; identifying and managing risk; managing capital; fostering a culture of integrity; internal controls; succession planning and evaluation of senior management; communication; public disclosure; and corporate governance.
Risk Review Committee (RRC)
of the Board of Directors assists the Board of Directors in fulfilling its risk management oversight responsibilities. This includes overseeing a strong risk culture; overseeing the identification, assessment and management of BMO’s risks; monitoring adherence to risk management corporate policies and compliance with risk-related regulatory requirements; and evaluating the effectiveness of the Chief Risk Officer (CRO), in conjunction with the Human Resources Committee, including input into succession planning for the CRO. The RMF is reviewed at least annually by the RRC and guides risk-taking activities, and sets out the bank’s approach to risk management.
Audit and Conduct Review Committee (ACRC)
of the Board of Directors assists the Board of Directors in fulfilling its oversight responsibilities for the integrity of BMO’s financial and sustainability reporting, including climate disclosures, as well as the effectiveness of BMO’s internal controls; the internal audit function; the qualifications, independence and performance of the independent auditors; BMO’s compliance with laws and regulations; transactions involving related parties; conflicts of interest and confidential information; standards of business conduct and ethics; cyber security; and consumer protection measures and complaints.
Chief Executive Officer (CEO)
is directly accountable to the Board of Directors for all of BMO’s risk-taking activities. The CEO is supported by the CRO and ERPM.
Chief Risk Officer (CRO)
reports directly to the CEO, is head of ERPM, chair of RMC and reports to the RRC on risk-related matters. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining the RMF and fostering a strong risk culture across the enterprise.
Management Level Committees
overseeing risk matters, including the Enterprise Capital Management Committee (ECMC), Risk Management Committee (RMC), Reputation Risk Management Committee (RRMC), Asset Liability Committee (ALCO) and Enterprise Regulatory Committee (ERC), bring together senior executive members of BMO management to oversee risk management across the enterprise. The committees are chaired by members of the Executive Committee, exercising risk oversight and governance for their respective risks at the highest levels of management.
Enterprise Risk and Portfolio Management (ERPM)
and
Legal and Regulatory Compliance (LRC)
, within the second line of defence, provide risk management oversight, effective challenge and independent assessment of risk and risk-taking activities. ERPM supports a disciplined approach to risk-taking by exercising its responsibility for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling and risk education. LRC supports the identification of applicable laws and regulations and potential risks, recommends mitigation measures and strategies, and oversees internal investigations, legal proceedings and enforcement actions. This approach promotes consistency in risk management practices and standards across the enterprise, and verifies that any risks accepted are consistent with BMO’s risk appetite.
Operating Segments and Corporate Services
, including Technology and Operations, within the first line of defence, are responsible for effectively managing risks by identifying, assessing, measuring, managing and reporting exposures to risk within their respective businesses and operations, in accordance with their established risk appetite. They exercise business judgment and maintain effective policies, processes and internal controls, so that significant risk issues are escalated and reviewed by the second line of defence.
Risk Appetite Framework
We believe that risk management is every employee’s responsibility. This is guided by the five key principles that define our approach to managing risk across the enterprise and comprise our risk appetite:

•	Understand and manage by only taking risks that are transparent and understood.

•	Protect BMO’s reputation by adhering to principles of honesty, integrity, respect and high ethical standards, in line with our Code of Conduct.

•	Diversify. Limit tail risk by targeting a business mix that minimizes earnings volatility and exposure to low-probability, high-impact events.

•	Maintain strong capital and liquidity positions that meet, or exceed, regulatory requirements and market expectations.

•	Optimize risk return by managing risk-adjusted exposures and making decisions that create value for shareholders.
Our Risk Appetite Framework consists of a Risk Appetite Statement, risk limits and an outline of the responsibilities of the Board of Directors, its committees and senior management. The Risk Appetite Statement incorporates a risk appetite, comprising both qualitative statements and quantitative measures (including risk limits), that indicates the aggregate level and types of risk that the bank is willing to assume in order to support sound business initiatives and drive appropriate returns and targeted growth. Our risk appetite is integrated within our strategic and business objectives and our capital and liquidity plans, as well as the bank’s recovery and resolution plans. It is established by following the framework’s principles, supported by corporate policies, standards and committee mandates, and is developed to meet regulatory requirements under both normal and stressed conditions. The framework assists senior management and the Board of Directors in assessing the bank’s risk profile against our risk appetite. Both the framework and Risk Appetite Statement are reviewed and approved by the Board of Directors annually. Our risk appetite is articulated and applied consistently across the enterprise, with operating segments, key businesses and entities developing their own respective risk appetite statements within the framework.

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Risk Limits
Risk limits are set so that risk-taking activities remain within BMO’s risk appetite, balancing risk diversification, exposure to loss and risk-adjusted returns. These limits inform business strategies and decisions, and are reviewed and approved by the Board of Directors, its committees or management, as appropriate, based on the level and granularity of the limits. These include:

•	Credit and Counterparty Risk – limits on group and single-name exposures and material country, industry and portfolio/product segments.

•
Market Risk
– limits on economic value and earnings exposures to stress scenarios and significant market movements, as well as limits on value at risk and stress related to trading and underwriting activities.

•	Insurance Risk – limits on policy exposures and reinsurance arrangements.

•
Liquidity and Funding Risk
– minimum limits governing the internal liquidity stress testing scenario, minimum regulatory liquidity ratio requirements, and maximum levels of asset pledging and wholesale funding, as well as limits related to liability diversification and exposure to credit and liquidity facilities.

•	Operational Non-Financial Risk – key metrics for measuring operational and other non-financial risks that may have financial consequences.
The Board of Directors, after considering recommendations from the RRC and RMC, annually reviews and approves key risk limits and then delegates overall authority for these limits to the CEO. The CEO in turn delegates more specific authorities to the senior executives of the operating segments (first line of defence), who are responsible for the management of risk in their respective operations, and to the CRO. The criteria under which more specific authorities may be delegated across the organization, as well as the requirements relating to documentation, communication and monitoring of those specific delegated authorities, are set out in corporate policies and standards.
Enterprise Policy Management
An effective policy management program is essential for sound risk governance. Policy documents codify BMO’s risk expectations, and guide business decisions and strategy execution, monitor compliance, define accountability and mitigate risk through internal controls.
The objectives of BMO’s policy management program are to establish clarity, consistency, compliance, adaptability and scalability. This helps maintain risk-related policy documents that are structured, scalable and consistently applied across the bank, including its subsidiaries. The program supports the RMF by promoting transparency, traceability and accountability in how risk is governed.
BMO has created a five-tier policy document hierarchy to structure how governance expectations are documented and maintained. This hierarchy supports consistent application across the enterprise by aligning document purpose, authority and governance rigour.
The diagram below shows BMO’s policy document hierarchy. Distinctions between the levels of documentation express the expectations of their intended audience, purpose and approach to conformance. The policy document hierarchy is designed with the flexibility to allow risk program owners to structure higher- and lower-level documents that promote consistency, while adapting to the needs of individual businesses.

Three-Lines-of-Defence
Operating Model
Our RMF is operationalized through the
three-lines-of-defence
approach to managing risk:
•
Operating segments and Corporate Services, which includes Technology and Operations, serve as our first line of defence and are accountable for the risks arising from their businesses, operations and exposures. They are expected to pursue business opportunities within their established risk appetite and to identify, assess, measure, manage and report risk, and maintain risk management in, or arising from their businesses, operations and exposures. The first line fulfills its responsibilities by applying risk management and reporting methodologies, establishing appropriate internal controls in accordance with the RMF and monitoring the effectiveness of such controls. These processes and controls serve as the basis for our lines of business to act within their delegated risk-taking authority and risk limits, as set out in corporate policies and the Risk Appetite Statement. Corporate Services, which are part of our first line of defence, may also serve in a governance capacity when specific roles and responsibilities are assigned to individuals or groups under BMO’s policy document requirements. In such instances, governance accountabilities will be carried out separate from the individuals or groups responsible for risk-taking.

•
The second line of defence comprises ERPM and Legal and Regulatory Compliance. The second line exercises independent oversight, performs effective challenge and provides independent assessment of risks and risk management practices, including transactions, product and portfolio risk management decisions, regulatory compliance, and processes and controls applied in the first line of defence. The second line establishes enterprise-wide risk management policy documents, processes, methodologies and practices that the first and second lines use across the phases of the risk management life cycle for risks across the enterprise.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•
The Corporate Audit Division is the third line of defence. It provides an independent assessment of the effectiveness of internal controls across the enterprise, including controls that support the risk management and governance processes, and reports its findings to the Board of Directors.

Risk Management Life Cycle
Risk Identification and Assessment
Risk identification enables BMO to recognize, categorize and assess current and emerging risks in a structured and consistent manner. It promotes transparency and enables the identification of jurisdictional, business level and legal entity risks through a comprehensive understanding of the risks that the bank faces, regardless of probability or likely impact. Risk identification relies on two primary components: a well-defined risk taxonomy to classify risks consistently; and a structured emerging risks and scenarios program that identifies, categorizes and monitors emerging risks.
Risk assessment is the process by which the bank evaluates the impact and probability of identified risks across the enterprise determining their materiality to inform decision-making and maintain alignment with strategic plans. Risk assessments are conducted regularly and are revisited in response to material organizational or business changes in order to maintain resilience against significant and emerging threats, and include a structured evaluation of exposures across business units, legal entities and risk types.
Our risk taxonomy is the classification of risk types using key terms and definitions to establish a common risk language that is independent of organizational structure, to support consistent and comprehensive risk identification and assessment across BMO. Our risk taxonomy has Tier 1 financial risks (credit and counterparty, market, and liquidity and funding risks), non-financial
risks (operational
non-financial,
and legal and regulatory compliance risks) and transverse risks (strategic risk, including insurance, environmental and social, and reputation risks). Each Tier 1 risk includes sub-tiers
to support effective risk management as part of the overall RMF. Financial consequences for the bank could occur if we fail to manage these risks adequately or control our exposures to them.
Risk Measurement, Management and Reporting
Risk measurement translates identified and assessed risks into quantifiable measures that can be tracked, monitored and analyzed over time. Measuring risk effectively and in a timely manner enables BMO to detect elevated exposures, evaluate risk profiles against the bank’s risk appetite and capacity limits, and support proactive risk responses. Effective risk measurement provides a basis for timely escalation, informed decision-making and enterprise-wide risk governance. This section outlines how BMO structures and governs risk measurement activities through the Risk Appetite Framework, metrics, stress testing and scenario analysis. Refer to the Risk Appetite Framework section for further discussion.
The management phase is when the risk management life cycle shifts into active risk mitigation, applying controls, processes and decisions to reduce exposures and enable sound execution, or risk acceptance, where applicable. It focuses on how BMO implements risk-mitigating measures, through the establishment of policies and other governing documents, internal controls and oversight mechanisms, to proactively manage risk exposure for both inherent risks and residual risks (the level of risk remaining after controls are implemented and operating). This phase acts to reinforce that the expectations set in BMO’s risk appetite, policy management program and strategy are translated into effective day-to-day
risk operations.
Risk reporting is the final phase of the risk management life cycle and brings together insights from risk identification, assessment, measurement and management to support effective oversight, strategic decision-making and regulatory accountability. Reporting is dependent on risk data that is accurate, timely, traceable to source and adaptable under stress. Through reporting, the bank enables risk information to be communicated clearly, escalated appropriately and aligned with both internal governance requirements and external supervisory expectations. Reporting completes the risk management life cycle and allows leaders to understand the current state of risk, and what actions, if any, are required to address or mitigate these identified risks.
Maintenance
BMO‘s risk profile is not static. As BMO’s operating environment, business strategies and regulatory landscape evolve, we continuously review and update our RMF and supporting risk programs and practices in order to respond to emerging risks and changes in our business and the environment. RMF maintenance reflects BMO’s commitment to strong governance, learning from experience and adapting to change. Regular reviews, clear accountabilities and a structured approach to improvement contribute to making the RMF a reliable foundation for risk management, risk oversight and decision-making.
Risk-Based Capital Assessment and Stress Testing
Risk-Based Capital Assessment
BMO uses two measures of risk-based capital: economic capital and regulatory capital. Both are aggregate measures of the risk that the bank assumes in pursuit of its financial objectives and enable the evaluation of returns on a risk-adjusted basis. Our operating model provides for the direct management of each type of risk, as well as the management of material risks on an integrated basis. Measuring the economic profitability of transactions or portfolios involves a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a current transaction or portfolio reflect current and future market conditions, the inherent risk in the position and, as appropriate, its credit quality. Risk-based capital methods and material models are reviewed at least annually and updated as appropriate. The risk-based capital models provide a forward-looking estimate of the difference between the maximum potential loss in economic (or market) value and expected loss, measured over a specified time interval and using a defined confidence level.

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Stress Testing
Stress testing is a key element of our risk management and capital management frameworks. It is integrated into our enterprise and segment risk appetite statements and embedded in our management processes. To evaluate risks, we regularly test a range of scenarios, which vary in frequency, severity and complexity, in portfolios and businesses across the enterprise. In addition, we participate in regulatory stress tests in multiple jurisdictions.
Quantitative models and tools, along with qualitative evaluations, are utilized to assess the impact of changes in the macroeconomic environment on the income statement and balance sheet, as well as the resilience of the bank’s capital position over a forecast horizon. Models utilized for stress testing are approved and governed under the Model Risk Management Framework and are used to form a better understanding of our risks and test our capital adequacy.
BMO’s stress testing framework integrates stress testing at the line of business, portfolio, industry, geographic and product level, and embeds the test results in strategy, business planning and decision-making. Targeted portfolio, industry and geographic analysis is conducted by ERPM and the lines of business to test risk appetite, limits, concentration and strategy. Ad hoc stress testing is conducted in response to changing economic or market conditions and to assess business strategies.
Enterprise stress testing is performed to support BMO’s Internal Capital Adequacy Assessment Process (ICAAP) and target-setting through analysis of the potential effects of low-frequency,
high-severity events on our earnings, balance sheet, and liquidity and capital positions. Scenario selection is a multi-step process that considers material and idiosyncratic risks and the potential impact of new or emerging trends on risk profiles, as well as the macroeconomic environment. Scenarios may be defined by senior management or regulators. The economic impacts are determined by the Economics group, which distills the scenarios into macroeconomic and market variables that include, but are not limited to, GDP growth, yield curve estimates, unemployment rates, real estate prices, stock index growth and changes in corporate profits. These macroeconomic variables drive stress loss models, tools and qualitative assessments that are applied to determine estimated stress impacts. The scenarios are used by the operating, risk and finance groups to assess a broad range of financial impacts that BMO could experience as a result of a specific stress scenario, as well as in the ordinary course of business, and extraordinary actions anticipated in response to that stress.
Governance of the stress testing framework resides with senior management, including the Enterprise Capital Management Committee. This committee comprises business, risk and finance executives, and is accountable for reviewing enterprise-wide scenarios and stress test results. Stress testing and enterprise-wide scenarios associated with the ICAAP, including recommendations for actions that the enterprise could take in order to manage the impact of a stress event, are established by senior management and presented to the Board of Directors. Oversight and governance of the stress testing associated with the Horizontal Capital Exam, which is a U.S. regulatory requirement for BMO Financial Corp. (BFC), are exercised at the BFC level by its Board of Directors through its Risk Oversight and Capital Committee.
Refer to the Environmental and Social Risk section for a discussion of our climate scenario analysis program.
Risk Culture
Risk culture at BMO is the set of shared norms, attitudes and behaviours related to risk awareness, risk-taking and risk management. Sound risk culture supports appropriate behaviours and judgments about risk-taking, and promotes effective risk management and the alignment of risk-taking activities with BMO’s risk appetite. Our risk culture informs and supports our overall organizational culture. We are committed to high ethical standards, grounded in our values of integrity, empathy, diversity and responsibility. ERPM is responsible for the development and promotion of a healthy, strong risk culture across the enterprise. In pursuing this mandate, ERPM works closely with Legal and Regulatory Compliance and its Ethics Office, as well as People and Culture. BMO’s risk culture is founded on six guiding principles that together reinforce its effectiveness across the bank.

•
Leadership:
Our risk culture is grounded in an approach to risk management that encourages openness, constructive challenge and personal accountability. Each member of senior management plays a critical role in fostering this strong risk culture among employees by effectively communicating this responsibility and through the example of their actions. The Board of Directors oversees BMO’s corporate objectives and the requirement that they be supported by a sound risk strategy and an effective RMF that is appropriate to the nature, scale, complexity and risk profile of our operations.

•
Accountability:
BMO’s RMF is anchored in the
three-lines-of-defence
approach to managing risk. Our risk culture promotes clear accountability by reinforcing that employees at all levels should understand their role in managing risk, in alignment with BMO’s values, risk appetite and strategy. It also encourages the escalation of concerns associated with potential or emerging risks to senior management so those concerns can be appropriately evaluated and addressed. BMO supports an environment in which concerns can be raised without retaliation.

•
Decision-Making:
Our risk culture guides our behaviours and decision-making. BMO integrates risk considerations into the strategic and business decision-making processes, guided by our risk appetite, and seeks to ensure decisions reflect an appropriate balance between business opportunities and our risk tolerance. Employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong and effective monitoring and control framework.

•
Communication and Challenge:
Timely and transparent sharing of information is integral to engaging business partners in key decisions and strategy discussions, bringing added rigour and discipline to BMO’s decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and an understanding of the key risks faced by the organization.

•
Learning:
Training programs are designed to create a deep understanding of BMO’s Capital Management Framework and RMF across the enterprise, providing employees and management with the tools and insights they need to fulfill their responsibilities for risk management and independent oversight as appropriate to their role in the organization.

•
Incentives:
Compensation and other incentives are aligned with prudent risk-taking. These are designed to reward the appropriate use of capital and respect for the rules and principles of the RMF, and discourage excessive risk-taking. Risk managers have input into the design of incentive programs that may have an effect on risk-taking.

BMO Financial Group 208th Annual Report 2025	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit and Counterparty Risk

Credit and Counterparty Risk
is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.
Credit and counterparty risk underlies every lending activity that we enter into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products, and activities related to securitization. Credit and counterparty risk represents the most significant measurable risk we face. Effective management of credit and counterparty risk is integral to our success
, since failure to do so could have an immediate and significant impact on our earnings, financial condition and reputation.
Credit and Counterparty Risk Governance
The credit risk program seeks to ensure that material credit risks to which the enterprise is exposed are identified, assessed, managed, monitored and reported regularly. The Risk Review Committee (RRC) has oversight of the management of material risks that BMO faces, including the credit risk program. The program incorporates governing principles that are defined in a series of corporate policies and standards and are put into effect through specific operating procedures. These policies and standards are reviewed on a regular basis and modified as necessary, so that they are current and consistent with our risk appetite. The structure, limits (both notional and capital-based), collateral requirements, monitoring, reporting and ongoing management of credit and counterparty exposures are governed by these credit risk management principles.
Lending officers in the operating segments are responsible for recommending credit decisions based on the completion of appropriate due diligence, and they assume accountability for the related risks. In some instances, relatively small transactions may be assessed by an automated decision-making process, or they may be approved by first-line underwriters with appropriate training and review authority. Credit officers in Enterprise Risk and Portfolio Management (ERPM) approve larger transactions or those involving greater risk, and are accountable for providing an objective independent assessment of the relevant lending recommendations and risks assumed by the lending officers. All of the individuals in the first and second lines of defence are subject to a lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits where appropriate, which are reviewed annually or more frequently, as needed. The Board of Directors annually delegates to the Chief Executive Officer discretionary lending limits for further specific delegation to senior officers. Credit decision-making is conducted at the management level based on the size and risk of each transaction, in accordance with a range of corporate policies, standards and procedures governing the conduct of activities in which credit risk arises. The Corporate Audit Division reviews and tests management processes and controls, and samples credit transactions in order to assess adherence to acceptable lending standards as set out in BMO’s Risk Appetite Statement, as well as compliance with applicable corporate policies, standards and procedures.
For wholesale borrowers presenting a higher than normal risk of default, BMO has formal policies in place that outline the process for managing such accounts, as well as specialized groups that manage them, as appropriate. We strive to identify borrowers facing financial difficulty as early as possible, and to return such accounts to an acceptable level of risk through the application of good business judgment and the implementation of sound and constructive workout solutions.
All credit risk exposures are subject to regular monitoring. Performing wholesale accounts are reviewed on a regular basis, generally no less frequently than annually, with most subject to internal monitoring of triggers that, if breached, lead to an interim review. The frequency of review rises in accordance with the likelihood and size of potential credit losses, and deteriorating higher-risk situations are referred to specialized account management
groups for closer attention, as appropriate. In addition, regular portfolio and sector reviews are conducted, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly, and more frequently where appropriate, to the Board of Directors and senior management committees in order to keep them informed of credit risk developments in our portfolios, including changes in credit risk concentrations, watchlist accounts, impaired loans, provisions for credit losses, negative credit migration and significant emerging credit risk issues. This supports the RRC and senior management committees in any related decisions they may make.
Counterparty credit risk (CCR) involves a bilateral risk of loss because the market value of a transaction can be positive or negative for either counterparty. CCR exposures are subject to the credit oversight, limits, Risk Management Framework (RMF) and approval process outlined above. However, given the nature of the risk, CCR exposures are also monitored under the market risk program. In order to reduce our exposure to CCR, transactions are often collateralized and trades may be cleared through a regulated central counterparty (CCP), which reduces overall systemic risk by standing between counterparties, maximizing netting across trades and insulating counterparties from each other’s defaults. CCPs mitigate the risk of default by any member through margin requirements (both initial and variation) and a default management process, including a default fund and other provisions. Our exposures to CCPs are subject to the same credit risk governance, monitoring and rating process we apply to all other corporate accounts.
Credit and Counterparty Risk Management
Collateral Management
Collateral is used for credit risk mitigation purposes in order to minimize losses that would otherwise be incurred in the event of a default. Depending on the type of borrower or counterparty, the assets available and the structure and term of the credit obligations, collateral can take various forms. For wholesale borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery or real estate, or personal assets pledged in support of guarantees. For trading counterparties, BMO may enter into legally enforceable netting agreements for on-balance
sheet credit exposures, when possible. In the securities financing business (including repurchase agreements and securities lending agreements), we obtain eligible financial collateral that we control and can readily liquidate.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

76	BMO Financial Group 208th Annual Report 2025

Collateral for BMO’s derivatives trading counterparty exposures primarily comprises cash and eligible liquid securities that are monitored and revalued on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation.
With limited exceptions, we utilize the Master Agreement provided by International Swaps and Derivatives Association Inc., frequently with a Credit Support Annex (CSA), to document our collateralized trading relationships with counterparties for over-the-counter
(OTC) derivatives that are not centrally cleared.
A CSA entitles a party to demand a transfer of collateral (or other credit support) when its exposure to OTC derivatives of the other party exceeds an agreed threshold. Collateral to be transferred can include variation margin or initial and variation margin. CSAs contain, among other measures, certain thresholds and provisions setting out acceptable types of collateral, a method for their valuation (discounts are often applied to market values), the availability of the collateral for re-pledging
by the recipient and the manner in which interest is to be calculated.
To document our contractual securities financing relationships with counterparties, we utilize master repurchase agreements for repurchase transactions, and master securities lending agreements for securities lending transactions.
On a periodic basis, collateral is subject to revaluation based on the specific asset type. For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For certain types of collateral that change frequently (e.g., accounts receivable and inventory), monitoring consists of borrower reporting, covenants and/or triggers, as appropriate, to provide early warning signs of collateral value deterioration. Periodic inspections of physical collateral may be performed, where appropriate, taking into consideration collateral type, borrower risk profile and the feasibility of conducting such inspections. For commercial real estate collateral, a full external appraisal of the property is typically obtained at the time of loan origination, unless the exposure is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluations may consider property tax assessments, purchase prices, real estate listings or realtor opinions. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions.
In the event a loan is classified as impaired, depending on its size, a current external appraisal, valuation or restricted use appraisal is obtained and updated every 12 months, or more frequently as appropriate, as long as the loan remains classified as impaired. In Canada, for residential real estate that has an original loan-to-value
(LTV) ratio of less than
80
%, an independent property valuation is routinely obtained at the time of loan origination. For U.S. residential loans secured by real estate, an independent property valuation is obtained for loans that will be retained in BMO’s loan portfolio. For certain real estate loans originated for sale to government-sponsored agencies, this requirement may be waived based on an existing valuation already on file with that agency.
We may use an external service provided by Canada Mortgage and Housing Corporation (CMHC) or an automated valuation model from a third-party appraisal management provider to assist in determining either the current value of a property or the need for a full property appraisal.
For insured residential mortgages in Canada with an original LTV ratio greater than 80%, the default insurer is responsible for confirming the current value of the property.
Portfolio Management and Concentrations of Credit and Counterparty Risk
Our credit risk governance policies require an acceptable level of diversification, which is intended to avoid undue concentrations of credit risk. Concentrations of credit risk may occur when a relatively large number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Limits may be specified for several portfolio dimensions, including industry, specialty segments, country, product and single-name concentrations. We use a range of tools to reduce the credit risk exposures in our loan portfolio. These include asset sales, traditional securitizations, or the purchase of credit protection in the form of credit default swaps or credit insurance and risk transfer transactions. Credit risk is mitigated by obtaining protection from better-rated counterparties or high-quality collateral. Credit risk mitigation activities support our management of capital, as well as individual and portfolio credit concentration.
Our credit assets consist of a well-diversified portfolio representing millions of clients, the majority of them individual consumers and small to medium-sized
businesses. On a drawn loans and commitments basis, our most significant credit exposure at default as at October 31, 2025 was to individual consumers, comprising
$
360,814
 million ($
353,309
 million as at October 31, 2024).
Credit valuation adjustments (CVA) are fair value adjustments to capture counterparty credit risk in our derivative valuations. CVA profit and loss (P&L) is recognized daily to help mitigate any loss from a counterparty default by recognizing the expected credit loss given the counterparty’s probability of default, as well as our credit exposure. The risks that arise from CVA are subject to our RMF and actively monitored by a business unit reporting to trading management that has been designated to manage CVA P&L for the bank. Market hedging is performed to manage CVA risks. This activity is subject to the bank’s RMF in order to manage the effectiveness of hedges, and provide independent review and oversight. The bank calculates CVA capital using both the standardized and basic approach methodologies for CVA.
Our loan portfolio includes sponsored loans and mezzanine financing to private equity-owned businesses, which may be exposed to a higher level of credit risk. We manage these loans through specialized teams and a credit risk approach, which includes structural elements, limits and risk mitigation. As at October 31, 2025, total non-investment grade loans outstanding related to this portfolio, gross of risk mitigation, were $31.6 billion ($31.9 billion as at October 31, 2024), of which 31% (31% as at October 31, 2024) represented a lower level of credit risk due to high-quality
collateral assets, including asset-based lending and real estate. As at October 31, 2025, $1.4 billion or 5% of this portfolio was classified as impaired (4% as at October 31, 2024).

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Wrong-Way
Risk
Wrong-way
risk occurs when our exposure to a counterparty increases at the same time that the credit quality of that counterparty deteriorates. Specific wrong-way
risk arises when the credit quality of the counterparty and the market risk factors affecting collateral or other risk mitigants display a high correlation, and general wrong-way
risk arises when the credit quality of the counterparty, for non-specific
reasons, is highly correlated with macroeconomic or other factors that affect the value of the risk mitigant. Our procedures require that specific wrong-way
risk be identified in transactions and accounted for in the assessment of risk, including any heightened level of exposure.
Credit and Counterparty Risk Measurement
BMO quantifies credit risk at both the individual borrower or counterparty level and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

•	Probability of Default (PD) represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon.

•	Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur.

•	Loss Given Default (LGD) is a measure of BMO’s economic loss, such as the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.

•	Expected Loss (EL) is a measure of the loss that BMO is expected to incur in the normal course of business in a given period of time. EL is calculated as a function of PD, EAD and LGD.
Under Basel III, the Office of the Superintendent of Financial Institutions (OSFI) permits three approaches to the measurement of credit risk: Standardized, Foundation Internal Ratings Based (FIRB) and Advanced Internal Ratings Based (AIRB). BMO primarily uses the Internal Ratings Based (IRB) Approach, which includes both FIRB and AIRB, to determine credit risk-weighted assets (RWA) in its portfolios, including portfolios of the bank’s subsidiary BMO Financial Corp. Under the Basel III Reform requirement, it is mandatory to apply FIRB to a subset of IRB exposures for which LGD and EAD are based on regulatory prescribed values. Refer to the Supplementary Regulatory Capital Information disclosure for details regarding the total exposure (measured as EAD) of Retail and Wholesale portfolios under the IRB Approach. The remaining exposures reflect waivers and exemptions to the IRB Approach and are measured under the Standardized Approach (SA), subject to OSFI’s approval. We continue to transition all material exposures in this category to the IRB Approach. For securitization exposures, we apply the Basel hierarchy of approaches, including the Securitization Internal Ratings Based Approach and the External Ratings Based Approach, as well as the SA as appropriate.
BMO’s regulatory capital and economic capital approaches both use EAD to assess credit and counterparty risk. Capital is calculated based on exposures that, where applicable, have been redistributed to a more favourable PD band or LGD measure, or a different Basel asset class, as a result of the application of credit risk mitigation and consideration of credit risk mitigants, including collateral and netting.
Total credit exposures at default by type and industry sector, as at October 31, 2025 and 2024, based on the Basel III classifications, are disclosed in the table below.
TABLE 33

(Canadian $ in millions)	Drawn (3) (7)		Commitments (undrawn) (3) (8)		Other off-balance sheet items (3) (9)		OTC derivatives (4) (10)		Repo-style transactions (4) (5) (11)		Total (1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Individual	293,947	287,741	66,867	65,568	–	–	–	–	–	–	360,814	353,309
Financial institutions	79,224	105,378	22,460	20,484	5,750	7,447	26,790	27,393	18,756	17,712	152,980	178,414
Governments	259,618	230,353	3,137	3,024	1,663	1,760	8,631	4,481	2,426	1,070	275,475	240,688
Manufacturing	34,540	33,561	15,840	15,555	1,726	1,696	1,182	1,049	–	–	53,288	51,861
Real estate	72,516	66,650	10,750	8,632	1,265	1,234	520	412	–	–	85,051	76,928
Retail trade	29,470	30,595	4,258	4,262	855	645	158	152	–	–	34,741	35,654
Service industries	59,153	54,433	14,793	13,830	2,674	3,192	1,334	990	–	–	77,954	72,445
Wholesale trade	22,848	21,868	7,328	7,212	706	670	306	268	–	–	31,188	30,018
Oil and gas	3,479	3,180	3,064	3,010	510	623	677	610	–	–	7,730	7,423
Utilities	7,141	10,068	11,840	9,304	4,446	3,799	2,344	2,444	–	–	25,771	25,615
Others (2)	55,231	54,173	21,482	19,247	4,753	4,343	3,106	2,306	–	–	84,572	80,069
Total exposure at default (6)	917,167	898,000	181,819	170,128	24,348	25,409	45,048	40,105	21,182	18,782	1,189,564	1,152,424

(1)	Credit exposure excluding equity, securitization and other assets, such as non-significant investments, goodwill, deferred tax assets and intangibles.
(2)	Includes remaining industries that individually comprise less than 2% of total exposures.
(3)	Represents gross credit exposures without accounting for collateral.
(4)	Credit exposure at default is inclusive of collateral.
(5)
Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. The impact of collateral on the credit exposure for repo-style transactions is
$
332,756 million ($270,482 million in fiscal 2024).

(6)	Excludes exposures arising from derivative and repo-style transactions that are cleared through a clearing house or a central counterparty totalling $8,137 million ($7,086 million in fiscal 2024).
(7)	Drawn exposures include loans, acceptances, deposits with regulated financial institutions and certain securities.
(8)
Undrawn commitments cover unutilized authorizations associated with the drawn exposures noted above, including any authorizations that are unconditionally cancellable. EAD for undrawn commitments is model-generated, based on internal empirical data.

(9)	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits.
(10)	Over-the-counter (OTC) derivatives are those in proprietary accounts that result in exposure to credit risk in addition to market risk. EAD for OTC derivatives is calculated inclusive of collateral.
(11)	EAD for repo-style transactions is the calculated exposure, net of collateral.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

78	BMO Financial Group 208th Annual Report 2025

Credit Risk Rating Systems
BMO’s credit risk rating systems are designed to assess and measure the risk of exposure.
Credit risk parameters for both the wholesale and retail models are monitored for performance on a quarterly basis, and reviewed or revalidated regularly.
Refer to the Model Risk section for a discussion of model risk mitigation processes.
Retail (Consumer and Small Business)
The retail portfolios comprise a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards, auto loans, recreational vehicle loans, marine loans and small business loans. These loans are managed in pools of homogeneous risk exposures for risk rating purposes. Decision support processes are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. We combine adjudication models, behavioural scorecards, decision trees and expert knowledge to generate optimal credit decisions in a centralized and automated environment.
The retail risk rating system assesses risk by evaluating each loan based on key borrower and transaction characteristics. We have a range of internally developed PD, LGD and EAD models for each of the major retail portfolios. The principal product lines within each of the retail portfolios are modelled separately, so that the risk-based parameters capture the distinct nature of each product. The models, in general, are based on internal historical data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Adjustments are incorporated into the parameters, as appropriate, to account for uncertainties.
The retail parameters are tested and calibrated on an annual basis, if required, to incorporate additional data points and recent experience in the parameter estimation process.
Risk drivers used in the retail credit models may include customer attributes such as delinquency status and credit scores, and account attributes such as loan amounts and utilization.

•	A PD estimate is assigned to each homogeneous pool to reflect the long-run average of one-year default rates over the full economic cycle.

•	An LGD estimate is calculated by discounting future recovery payments to the time of default, including collection costs.

•
An
EAD estimate
is calculated as the balance at default divided by the credit limit at the beginning of the year. For non-revolving
products, such as mortgages, EAD is equal to 100% of the current outstanding balance and has no undrawn component.

For capital purposes, the LGD and EAD estimates are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.
Retail Credit Probability of Default Bands by Risk Rating
TABLE 34

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%
Wholesale (Sovereign, Bank, Corporate and Commercial)
Within our wholesale portfolios, an enterprise-wide risk rating approach is applied to all sovereign, bank, corporate and commercial counterparties. One key element of this approach is the assignment of appropriate borrower or counterparty risk ratings (BRRs). We have a range of internally developed general and sector-specific BRR models, as well as LGD and EAD models.
The BRR models capture the key financial and
non-financial
characteristics of the borrowers and generate a borrower-level rating that reflects the relative ranking of the default risk. The models are primarily based on internal data, supplemented by judgment as necessary for low-default
portfolios.
BRRs are assessed and assigned at the time of loan origination, and reassessed when borrowers request changes to credit facilities or when events trigger a review, such as an external rating change or a covenant breach. BRRs are typically reviewed no less frequently than annually, and more frequent reviews are conducted for borrowers with less acceptable risk ratings.
The assigned ratings are mapped to a PD reflecting the likelihood of default over a one-year
time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower also changes.
We employ a master scale with 14 BRRs above default, and PDs specific to the risk rating system for the sovereign, bank, corporate and commercial counterparties are assigned to each rating to reflect the long-run
average of
one-year
default rates over a full economic cycle, supplemented by external benchmarking, as necessary.
An LGD estimate captures the priority of claim, collateral, and sector characteristics of the credit facility extended to a borrower. LGD estimates are at the facility level.
An EAD estimate captures the facility type, sector, and utilization rate characteristics of the credit facility extended to a borrower. EAD estimates are at the facility level. An EAD credit conversion factor is calculated for eligible facilities by comparing amounts drawn at the time of default and one year prior to default. LGD and EAD models have been developed using internal data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Results are benchmarked using external data, when necessary, and adjustments are incorporated
into the parameters, as appropriate, to account for uncertainties.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	79

MANAGEMENT’S DISCUSSION AND ANALYSIS

For capital purposes, the LGD and EAD parameters are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.
As demonstrated in the table below, our internal risk rating system is aligned with those of external rating agencies.
Wholesale Borrower Risk Rating Scale
TABLE 35

BMO rating	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent

Acceptable
I-1 to I-7	Aaa to Baa3	AAA to BBB-
S-1 to S-4	Ba1 to B1	BB+ to B+

Watchlist
P-1 to P-3	B2 to Caa3	B to CC

Default/Impaired
D-1 to D-4	C	C to D
Credit Quality Information
Portfolio Review
Total enterprise-wide outstanding credit risk exposures were $1,189.6 billion as at October 31, 2025, with $596.4 billion recorded in Canada, $542.7 billion in the United States and $50.5 billion in other jurisdictions.
This represented an increase of $37.1 billion or 3% from the prior year.
BMO’s loan book continues to be well-diversified by industry and geographic region
. Total gross loans and acceptances were largely unchanged at $682.9 billion as at October 31, 2025. The geographic mix of BMO’s Canadian and U.S. portfolios represented 58.3% and 40.0% of total loans, respectively, compared with 57.5% and 40.7% in the prior year. The loan portfolio is well-diversified, with the consumer loan portfolio representing 44.1% of the total portfolio, an increase from 43.6% in the prior year, and business and government loans representing 55.9% of the total portfolio, a slight decrease from 56.4% in the prior year.
Commercial Real Estate Lending
Commercial real estate (CRE) lending refers to loans made for the purpose of financing buildings or land intended to generate a profit, derived either from the sale of property or from rental income. CRE primarily refers to two distinct types of real estate businesses: income-producing real estate (office, industrial and retail space, and multi-family residential buildings with more than four dwelling units), including the construction of these assets; and development of land and construction of properties for sale (subdivisions, condominiums and other types of property). Our primary focus is income-producing commercial real estate portfolios with stable operating performance, diversified holdings, modest leverage and continued access to capital, including those legally structured as real estate investment trusts (REITs), real estate investment funds and real estate operating companies (REOCs), as well as pension funds and other established owners of income-producing commercial real estate.
Our CRE portfolio was $77.0 billion as at October 31, 2025 ($75.4 billion as at October 31, 2024) and accounted for 11% of total gross loans and acceptances (11% as at October 31, 2024). The portfolio is well-managed, with consistent and conservative underwriting standards, strict lending criteria and structural resilience. Our CRE portfolio is well-diversified across businesses, property types and geographic regions. The exposure is monitored with an overall limit, as well as lower limits on each segment, to mitigate risks. As at October 31, 2025, impaired loans represented 1% of the portfolio (1% as at October 31, 2024).
Residential Real Estate
Residential real estate secured lending comprises residential mortgages and home equity lines of credit (HELOCs) we extend to individuals, and secured by residential real estate, which is defined as residential structures with one to four dwelling units.
We regularly perform stress tests on our residential mortgage and HELOC portfolios to assess the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are currently considered to be manageable.
The following tables provide a breakdown of residential mortgages and HELOCs by geographic region, as well as insured and uninsured balances. Residential mortgages and HELOCs are secured by residential properties.
Canadian Real Estate Secured Lending
TABLE 36

(Canadian $ in millions)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at October 31, 2025	162,340	38,089	200,429	13,969	214,398
As at October 31, 2024	158,910	36,326	195,236	13,614	208,850

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

80	BMO Financial Group 208th Annual Report 2025

Residential Mortgages
(1)
TABLE 37

	As at October 31, 2025					As at October 31, 2024
(Canadian $ in millions, except as noted)	Outstanding balances				For the 12 months ended	Outstanding balances				For the 12 months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,274	4,024	7,298	3.7%	69%	3,261	3,802	7,063	3.7%	70%
Quebec	8,145	13,427	21,572	11.0%	70%	8,811	13,647	22,458	11.8%	71%
Ontario	14,495	68,506	83,001	42.3%	70%	14,199	64,107	78,306	41.0%	70%
Alberta	9,234	8,546	17,780	9.1%	73%	9,551	8,175	17,726	9.3%	73%
British Columbia	4,303	24,663	28,966	14.8%	68%	4,504	25,011	29,515	15.4%	68%
All other Canada	2,109	1,614	3,723	1.9%	72%	2,180	1,662	3,842	2.0%	72%
Total Canada	41,560	120,780	162,340	82.8%	70%	42,506	116,404	158,910	83.2%	70%
United States	60	33,633	33,693	17.2%	73%	67	32,103	32,170	16.8%	76%
Total	41,620	154,413	196,033	100%	71%	42,573	148,507	191,080	100%	71%

(1)	Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	LTV is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.
Home Equity Lines of Credit
(1)
TABLE 38

	As at October 31, 2025					As at October 31, 2024
(Canadian $ in millions, except as noted)	Portfolio				For the 12 months ended	Portfolio				For the 12 months ended
Region (2)	Outstanding balances	%	Authorizations	%	Average LTV (4)	Outstanding balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,149	2.0%	2,180	1.8%	65%	1,051	1.9%	2,028	1.7%	62%
Quebec	9,364	15.9%	19,123	15.8%	70%	9,216	16.3%	18,530	15.9%	68%
Ontario	26,177	44.5%	48,939	40.5%	64%	25,313	44.8%	47,222	40.6%	60%
Alberta	3,328	5.7%	7,471	6.2%	64%	3,200	5.7%	7,156	6.1%	61%
British Columbia	11,311	19.2%	21,338	17.7%	62%	10,432	18.5%	19,867	17.1%	59%
All other Canada	729	1.2%	1,485	1.2%	69%	728	1.3%	1,485	1.3%	65%
Total Canada	52,058	88.5%	100,536	83.2%	64%	49,940	88.5%	96,288	82.7%	61%
United States	6,762	11.5%	20,288	16.8%	57%	6,497	11.5%	20,146	17.3%	59%
Total	58,820	100%	120,824	100%	63%	56,437	100%	116,434	100%	61%
Refer to footnote references in the Residential Mortgages table above.
Residential Mortgages by Remaining Term of Amortization
(1) (2)
TABLE 39

	Amortization period
As at October 31, 2025	< 5 years	6-10 years	11-15 years	16-20 years	21-25 years	26-30 years	31-35 years	> 35 years
Canada (3)	0.7%	2.8%	8.1%	19.5%	34.6%	27.1%	2.5%	4.7%
United States (4)	0.3%	1.6%	3.3%	2.9%	11.1%	80.6%	0.1%	0.1%
Total	0.7%	2.6%	7.3%	16.6%	30.6%	36.2%	2.1%	3.9%

	Amortization period
As at October 31, 2024	< 5 years	6-10 years	11-15 years	16-20 years	21-25 years	26-30 years	31-35 years	> 35 years
Canada (3)	0.7%	2.6%	6.6%	16.1%	33.8%	26.5%	3.6%	10.1%
United States (4)	0.4%	1.7%	4.0%	2.4%	9.0%	82.3%	0.1%	0.1%
Total	0.6%	2.5%	6.2%	13.8%	29.6%	35.9%	3.0%	8.4%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)
As a result of increases in interest rates, the portfolio included less than $0.1 billion ($9.3 billion as at October 31, 2024) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.

(4)
A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

Gross Impaired Loans
Total gross impaired loans and acceptances (GIL) were $7,091 million, an increase from $5,843 million in the prior year. The increase in impaired loans was due to higher balances in business and government lending, with increases in several sectors, and in consumer lending. GIL as a percentage of gross loans and acceptances was 1.04% in fiscal 2025, an increase from 0.86% in the prior year.
Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year increased to $7,775 million from $7,419 million in fiscal 2024, reflecting higher impaired loan formations in the consumer portfolios. On a geographic basis, Canada accounted for 50% of total formations in fiscal 2025, compared with 38% in fiscal 2024.
Detailed breakdowns of impaired loans by geographic region and industry can be found in Table 66 in the Supplemental Information and in Note 3 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Gross Impaired Loans and Acceptances
TABLE 40

(Canadian $ in millions, except as noted) For the year ended October 31	2025	2024
GIL, beginning of year	5,843	3,960
Classified as impaired during the year	7,775	7,419
Transferred to not impaired during the year	(1,454)	(1,086)
Net repayments	(2,781)	(1,938)
Amounts written off	(2,069)	(2,430)
Disposals of loans	(221)	(107)
Foreign exchange and other movements	(2)	25
GIL, end of year	7,091	5,843
GIL as a % of gross loans and acceptances	1.04	0.86
Allowance for Credit Losses
We employ a disciplined approach to provisioning and loan loss evaluation across our loan portfolios, with the prompt identification of problem loans a key risk management objective. We maintain both an allowance for credit losses on impaired loans and an allowance for credit losses on performing loans, in accordance with International Financial Reporting Standards (IFRS). An allowance on performing loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by our regulator, OSFI. Under the IFRS 9,
Financial Instruments
(IFRS 9) expected credit loss (ECL) methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual loss event. We recognize an allowance for loss at an amount generally based on 12 months of ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).
An allowance on impaired loans is maintained to reduce the carrying value of individually identified impaired loans (Stage 3) to the expected recoverable amount.
We maintain an allowance for credit losses (ACL) at a level that we consider appropriate to absorb credit-related losses. As at October 31, 2025, the total ACL was $5,739 million, an increase of $803 million from the prior year, reflecting higher allowances on both performing and impaired loans. The allowance on impaired loans was $1,030 million as at October 31, 2025, and the allowance on performing loans was $4,709 million. These amounts included an allowance on impaired loans of $56 million and an allowance on performing loans of $633 million related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. The allowance on impaired loans increased $299 million from $731 million in the prior year. The allowance on performing loans increased $504 million from $4,205 million in the prior year, largely driven by the impact of the uncertain economic environment on future credit conditions, portfolio credit migration and changes in the macroeconomic outlook, partially offset by lower balances in certain portfolios.
Further details on the key assumptions used in the measurement of ACL can be found in the Critical Accounting Estimates and Judgments section; continuity in ACL by each product type can be found in Tables 68 and 69 in the Supplemental Information and in Note 3 of the audited annual consolidated financial statements.
International Exposures
BMO’s geographic exposures to regions outside of Canada and the United States are subject to a RMF that incorporates assessments of economic and political risks in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.
The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposures are reported at mark-to-market
value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a CSA is in effect.
Exposure by Region
TABLE 41

	As at October 31, 2025													As at October 31, 2024
(Canadian $ in millions)	Funded lending and commitments				Securities				Repo-style transactions and derivatives
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total net exposure	Total net exposure
Europe (excluding United Kingdom)	758	2,902	–	3,660	259	56	8,083	8,398	1,049	679	36	1,764	13,822	10,670
United Kingdom	80	6,627	257	6,964	130	102	1,297	1,529	174	742	31	947	9,440	10,493
Latin America	2,699	5,052	–	7,751	–	96	–	96	3	330	22	355	8,202	8,628
Asia-Pacific	2,529	2,633	85	5,247	357	19	610	986	185	180	128	493	6,726	10,304
Middle East and Africa	1,848	1,339	106	3,293	–	–	23	23	8	18	2,158	2,184	5,500	3,939
Other (1)	–	3	24	27	–	–	4,291	4,291	2	–	188	190	4,508	5,205
Total	7,914	18,556	472	26,942	746	273	14,304	15,323	1,421	1,949	2,563	5,933	48,198	49,239

(1)	Primarily exposure to supranational entities.

82	BMO Financial Group 208th Annual Report 2025

Derivative Transactions
The following table presents the notional amounts of BMO’s OTC derivative contracts, comprising contracts that are centrally cleared and settled through a designated clearing house or CCP and contracts that are not centrally cleared.
CCPs are established under the supervision of central banks or other similar regulatory authorities and, as financial market infrastructure, must satisfy certain financial resilience requirements. Generally speaking, in order to centrally clear OTC derivative contracts, we acquire a membership in the CCP and, in addition to providing collateral to protect the CCP against risk of loss related to BMO, we are exposed to risk as a member for our contribution to a default fund. We may also be required to make additional contributions or provide other support in the event of default by another member.
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under each contract. Notional amounts do not represent assets or liabilities and therefore are not recorded on the Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded on the Consolidated Balance Sheet.
Over-the-Counter
Derivative Contracts
(Notional amounts)
TABLE 42

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2025	2024	2025	2024	2025	2024
Interest Rate Contracts
Swaps	475,142	469,244	14,184,925	16,376,733	14,660,067	16,845,977
Forward rate agreements	9,063	7,464	832,484	3,406,985	841,547	3,414,449
Purchased options	369,216	253,694	–	–	369,216	253,694
Written options	385,166	255,721	–	–	385,166	255,721
Total interest rate contracts	1,238,587	986,123	15,017,409	19,783,718	16,255,996	20,769,841
Foreign Exchange Contracts (1)
Cross-currency swaps	125,728	102,302	–	–	125,728	102,302
Cross-currency interest rate swaps	1,245,779	900,021	–	–	1,245,779	900,021
Forward foreign exchange contracts	936,278	673,839	4,362	6,088	940,640	679,927
Purchased options	98,355	76,576	36	–	98,391	76,576
Written options	107,532	88,210	38	–	107,570	88,210
Total foreign exchange contracts	2,513,672	1,840,948	4,436	6,088	2,518,108	1,847,036
Commodity Contracts
Swaps	22,120	20,326	8	2	22,128	20,328
Purchased options	6,706	5,495	–	–	6,706	5,495
Written options	4,090	4,268	–	–	4,090	4,268
Total commodity contracts	32,916	30,089	8	2	32,924	30,091
Equity Contracts	187,637	138,194	194	320	187,831	138,514
Credit Contracts (2)
Purchased	2,830	1,902	28,930	21,448	31,760	23,350
Written	904	1,279	22,603	14,932	23,507	16,211
Total credit default swaps	3,734	3,181	51,533	36,380	55,267	39,561
Total	3,976,546	2,998,535	15,073,580	19,826,508	19,050,126	22,825,043

(1)	Gold contracts are included with foreign exchange contracts.
(2)	Credit contracts exclude loan commitment derivatives with notional amounts of $6,219 million as at October 31, 2025 ($2,498 million as at October 31, 2024).

BMO Financial Group 208th Annual Report 2025	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market Risk
is the potential for financial loss as a result of the impact to capital and earnings from adverse changes in market variables that may affect the bank’s trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Market risk arises from our trading and underwriting activities, as well as our structural banking activities. The magnitude and importance of these activities to the enterprise, along with the potential volatility of market variables, call for diligent governance and a robust market risk program that can provide effective identification, measurement, reporting and control of market risk exposures.
Trading and Underwriting Market Risk Governance
Our market risk-taking activities are subject to an extensive governance process. The Risk Review Committee (RRC) oversees the management of market risk on behalf of the Board of Directors and approves limits governing market risk exposures that are consistent with our risk appetite. The Risk Management Committee (RMC) regularly reviews and assesses significant market risk exposures and positions, and exercises ongoing senior management oversight of our risk-taking activities. Both of these committees are kept apprised of specific market risk exposures and any developments that could expose BMO to unusual, unexpected or unquantified risks associated with those market risk exposures, as well as other current and emerging market risks. In addition, all businesses and individuals authorized to conduct trading and underwriting activities on behalf of BMO are required to work within our governance approach and, as part of their first-line-of-defence
responsibilities, must adhere to all relevant corporate policies, standards and procedures, and maintain and manage market risk exposures within specified limits and risk tolerances. In support of our Risk Management Framework (RMF), our market risk management program comprises processes, infrastructure and supporting documentation which together enable the identification, assessment, measurement, management and reporting of our market risk exposures.
Trading and Underwriting Market Risk
Our trading and underwriting businesses give rise to market risk associated with buying and selling financial products in the course of meeting our customers’ needs, such as market-making and related financing activities, and assisting clients to raise funds through securities issuance.
Identification and Assessment of Trading and Underwriting Market Risk
As the first step in the management of market risk, rigorous assessment processes are in place to identify market risk exposures associated with both new products and the evolving risk profile of existing products, including on-
and
off-balance
sheet positions, trading and
non-trading
positions, leveraged loan, bond and equity underwriting, and market risk exposures arising from the domestic and foreign operations of our operating segments.
Various metrics and techniques are employed to measure identified market risk exposures. These include
Value-at-Risk
(VaR) and stress tests, as well as sensitivity to market risk factors and position concentrations. Results are reported to the appropriate line of business, the RMC and RRC on a regular basis.

Value-at-Risk
(VaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day
holding period. It incorporates the risk to the value of the bank’s trading and underwriting portfolios from changes in interest rates, foreign exchange rates, credit spreads, equity and commodity prices, and their implied volatilities and correlations.
Although it is a useful indicator of risk, VaR has limitations, as with any model-driven metric. It assumes that all portfolio positions can be liquidated within one day and that historical data can be used as a proxy to forecast future market events. In addition, VaR calculations are based on portfolio positions at the close of business and do not reflect the impact of intra-day
activity.
Stress Tests
are used to determine the potential impact of
low-frequency,
high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios, including the 2008 global financial crisis and the
COVID-19
pandemic, along with portfolio-specific impacts and asset class scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures. Market liquidity horizons are reviewed for suitability and scenarios updated where appropriate. In addition, a range of assumptions, including the duration of scenarios and management actions, are incorporated into the stress tests to better reflect the anticipated impact on the trading and underwriting business.
VaR and stress testing metrics should not be viewed as definitive predictors of the maximum amount of losses that could be experienced in the trading and underwriting portfolios in any one day, as their results are based on models and estimates and are subject to confidence levels, and the estimates could be exceeded under unforeseen market conditions.
Our VaR model is back-tested daily, assuming there are no changes to the previous day’s closing position, and isolates the effects of each day’s price movements against those closing positions. The one-day 99
%
confidence level VaR at the local and consolidated BMO levels is compared with the estimated daily profit and loss (P&L) that would be recorded if the portfolio composition remained unchanged. If this P&L result is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented.
Models support the measurement of our exposure to the risk of adverse outcomes for income, retained earnings and capital. We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical
losses and approval by an independent model validation team. The data and correlations that underpin our models are updated frequently, so that risk metrics reflect current market conditions.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

84	BMO Financial Group 208th Annual Report 2025

Market risk risk-weighted assets (RWA) are calculated using a standardized approach under Basel III for trading book activities along with foreign exchange risk in the banking book. Policies defining the activities eligible for trading book capital treatment and banking book capital treatment are used to delineate in-scope
activity. Exceptions to general assumptions about trading book and banking book categories
are reported to OSFI. Such exceptions principally arise from instruments that are designated as trading under International Financial Reporting Standards (IFRS) but used to hedge banking book market risks, along with deferred compensation plan hedging. The fair value of instruments under exception is $
1,378

million net asset and $
12,996

million gross.
Monitoring and Control of Trading and Underwriting Market Risk
Limits are set for our trading and underwriting activities, and are subject to regular monitoring and reporting. Reporting and escalation of exposures to senior management are performed based on our risk policies. Other significant controls include the independent valuation of financial assets and liabilities, as well as compliance with our model risk program to mitigate model risk.
Internal risk transfer (IRT) transactions are used to hedge interest rate, credit spread and equity banking book market risks by way of the trading book. This activity is governed by policies intended to ensure compliance with OSFI’s CAR Guideline. No instruments were reassigned between the trading and banking books in fiscal 2025.
Trading Market Risk Measures
Average Total Trading Value at Risk (VaR) increased year-over-year, due to higher commodity and equity exposures, as well as increased market volatility, partially offset by lower interest rate exposures.
Total Trading Value at Risk (VaR) Summary
(1)
TABLE 43

As at or for the year ended October 31 (Pre-tax Canadian $ equivalent in millions)	2025				2024
	Year-end	Average	High	Low	Year-end	Average	High	Low
Commodity VaR	8.2	8.0	16.1	2.0	2.1	3.8	5.4	2.0
Equity VaR	12.8	20.1	35.7	11.7	24.0	16.1	24.0	8.1
Foreign exchange VaR	0.8	1.8	5.1	0.8	1.0	1.2	2.9	0.4
Interest rate VaR (2)	30.0	28.2	41.9	21.4	23.0	30.8	44.7	22.1
Diversification	(25.9)	(21.1)	nm	nm	(17.6)	(19.7)	nm	nm
Total Trading VaR	25.9	37.0	48.1	25.9	32.5	32.2	45.5	23.1

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Interest rate VaR includes general credit spread risk.
nm – not meaningful
Trading-Related Net Revenue
The charts below present daily net revenues plotted against Total Trading VaR, along with a representation of daily net revenue distribution. In fiscal 2025, net trading losses occurred on four days, with none of these
losses exceeding Total Trading VaR. The losses on these days were primarily attributable to unfavourable market movements, which had a negative impact on some of our positions.

Trading Net Revenues versus Value at Risk

(pre-tax basis and in millions of Canadian dollars)

60
50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
(60)
1-Nov-24
29-Nov-24
31-Dec-24
31-Jan-25
28-Feb-25
31-Mar-25
30-Apr-25
30-May-25
30-Jun-25
31-Jul-25
29-Aug-25
30-Sep-25
31-Oct-25
Daily Revenue
Total Trading VaR

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	85

MANAGEMENT’S DISCUSSION AND ANALYSIS

Structural
(Non-Trading)
Market Risk
Structural market risk comprises interest rate risk arising from our banking activities, such as those involving loans and deposits, and foreign exchange risk arising from our foreign currency operations and exposures.
Structural Market Risk Governance
BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group. In addition to the limits approved by our Board of Directors on earnings at risk and the sensitivity of economic value to changes in interest rates, more granular management limits are in place to guide the daily management of this risk.
The RRC oversees structural market risk management, regularly reviews structural market risk positions and annually approves the structural market risk plan and limits. The RMC and the Asset Liability Committee (ALCO) provide ongoing senior management oversight of risk positions and related activities.
Structural Market Risk Measurement
Interest Rate Risk
Structural interest rate risk arises when changes in interest rates affect the market value, cash flows and earnings of assets and liabilities related to our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads, while managing risk to the economic value of our net assets arising from changes in interest rates.
Structural interest rate risk primarily comprises interest rate mismatch risk and product-embedded option risk.
Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to align with a target maturity profile through interest rate swaps and securities.
Product-embedded option risk arises when product features allow customers to alter the timing of cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product-embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. These options and associated customer behaviour are captured in risk modelling, and hedging programs may be used to limit the level of exposure to this risk.
Structural interest rate risk is measured using simulations, analyses of the sensitivity of earnings and economic value, stress testing and gap analysis, in addition to other risk metrics.

Earnings Sensitivity
is a measure of the impact of potential changes in interest rates on the projected
12-month
pre-tax
net income from a portfolio of assets, liabilities and
off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Value Sensitivity
is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
The models that measure structural interest rate risk incorporate projected changes in interest rates and predict the likely reaction of our customers to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), the models measure the extent to which customers are likely to use embedded options to alter those scheduled dates. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), exposure is measured using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. The results generated by these structural market risk models are inherently uncertain, as they reflect potential future pricing and customer behaviour, which may differ from actual experience. These models have been developed using statistical analysis and are independently validated and periodically updated through regular model performance assessment, back-testing and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used to support product pricing.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

86	BMO Financial Group 208th Annual Report 2025

All models are subject to BMO’s model risk program, which is described in more detail in the Risk Management Framework section.
The sensitivity of structural interest rate earnings and economic value to an immediate parallel increase or decrease of 100 basis points in the yield curve is disclosed in the table below.
The sensitivity of structural economic value to rising interest rates primarily reflects a lower market value for fixed-rate loans. The sensitivity of structural economic value to falling interest rates primarily reflects the impact of a higher market value for fixed-rate loans and minimum modelled client deposit rates. The exposure of structural economic value to rising interest rates and the benefit of falling interest rates increased relative to October 31, 2024, largely due to asset portfolio lengthening in response to a steeper curve. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet pre-tax
net income over the next 12 months. The sensitivity of structural earnings to falling interest rates primarily reflects the risk of fixed-rate and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The benefit of rising interest rates to structural earnings primarily reflected the positive impact of reinvesting our net equity and non-rate
sensitive deposits into assets with higher-term rates. The benefit of rising interest rates to structural earnings remained relatively unchanged compared with October 31, 2024. The exposure of falling interest rates to structural earnings increased relative to October 31, 2024, primarily due to the impact of lower modelled prepayment penalty fees collected on certain prepayable instruments.
During 2025, both economic value sensitivity and
earnings
sensitivity remained within the limits established by the Board of Directors.
Structural
Interest Rate Sensitivity
(1) (2)
TABLE 44

	Economic value sensitivity				Earnings sensitivity
(Pre-tax Canadian $ equivalent in millions)	October 31, 2025			October 31, 2024	October 31, 2025			October 31, 2024
	Canada (3)	United States	Total	Total	Canada (3)	United States	Total	Total
100 basis point increase	(986)	(750)	(1,736)	(1,483)	104	252	357	367
100 basis point decrease	983	80	1,063	660	(26)	(296)	(322)	(210)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.
The table below presents net loans and acceptances by interest rate sensitivity.
TABLE 45

(Canadian $ in millions)	2025	2024
Fixed rate (1)
Contractual amounts that will reprice/repay within 3 months	216,506	213,314
Contractual amounts that will reprice/repay after 3 months	236,771	254,872
Floating rate (2)	217,120	202,031
Non-rate sensitive (3)	7,475	8,158
Total	677,872	678,375

(1)	Includes index-based loans.
(2)	Floating rate only includes loans that reprice immediately upon a change in interest rates.
(3)	Includes credit card balances that are paid when due, customers’ liability under acceptances, impaired loans and allowance for credit losses.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	87

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Trading
Foreign Exchange Risk
Structural foreign exchange risk arises primarily from
translation
risk related to our net investment in U.S. operations and from transaction risk associated with U.S. dollar-denominated net income.
Translation risk arises from the potential impact that changes in foreign exchange rates could have on our reported shareholders’ equity and capital ratios. We economically manage the impact of changes in foreign exchange rates on our capital ratios.
Refer to the Enterprise-Wide Capital Management section for further discussion.
Exchange rate fluctuations will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods during which revenue, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax
effects of Canadian dollar/U.S. dollar exchange rate fluctuations on financial results, although we did not enter into any hedging arrangements in the current or prior year. If future results are consistent with results in fiscal 2025, each one cent increase (decrease) in the Canadian dollar/U.S. dollar exchange rate would be expected to increase (decrease) the Canadian dollar equivalent of U.S. operations net income before income taxes for the year by $35 million, in the absence of hedging arrangements.
Refer to the 2025 Financial Performance Review – Foreign Exchange section for a more complete discussion of the effects of changes in foreign exchange rates on our results.
Linkages between Balance Sheet Items and Market Risk Disclosures
The table below presents items reported on the Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded
risk measurement techniques.
TABLE 46

	As at October 31, 2025				As at October 31, 2024
		Subject to market risk				Subject to market risk			Primary risk factors for non-traded risk balances
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk
Assets Subject to Market Risk
Cash and cash equivalents	67,484	–	67,484	–	65,098	–	65,098	–	Interest rate
Interest bearing deposits with banks	2,838	456	2,382	–	3,640	201	3,439	–	Interest rate
Securities	423,476	172,680	250,796	–	396,880	153,833	243,047	–	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	129,421	–	129,421	–	110,907	–	110,907	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	677,161	6,271	670,890	–	678,016	6,085	671,931	–	Interest rate, foreign exchange
Derivative instruments	57,151	51,829	5,322	–	47,253	42,879	4,374	–	Interest rate, foreign exchange
Customers’ liability under acceptances	711	–	711	–	359	–	359	–	Interest rate
Other assets	118,560	6,411	12,460	99,689	107,494	9,783	11,001	86,710	Interest rate
Total Assets	1,476,802	237,647	1,139,466	99,689	1,409,647	212,781	1,110,156	86,710
Liabilities Subject to Market Risk
Deposits	976,202	49,093	927,109	–	982,440	45,223	937,217	–	Interest rate, foreign exchange
Derivative instruments	58,729	54,770	3,959	–	58,303	54,713	3,590	–	Interest rate, foreign exchange
Acceptances	711	–	711	–	359	–	359	–	Interest rate
Securities sold but not yet purchased	54,876	54,876	–	–	35,030	35,030	–	–	Interest rate
Securities lent or sold under repurchase agreements	134,967	–	134,967	–	110,791	–	110,791	–	Interest rate
Other liabilities	154,717	–	91,688	63,029	130,061	–	78,583	51,478	Interest rate
Subordinated debt	8,500	–	8,500	–	8,377	–	8,377	–	Interest rate
Total Liabilities	1,388,702	158,739	1,166,934	63,029	1,325,361	134,966	1,138,917	51,478

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting RMF and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance RMF and secured financing transactions.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

88	BMO Financial Group 208th Annual Report 2025

Liquidity and Funding Risk

Liquidity and Funding Risk
is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.
Managing liquidity and funding risk is integral to maintaining enterprise soundness and safety, depositor confidence and earnings stability. It is BMO’s policy to maintain a level of liquid assets and funding capacity sufficient to meet our financial commitments, even in times of stress.
Liquidity and
Funding
Risk Governance
The Corporate Treasury group and the operating segments, as the first line of defence, are responsible for the ongoing identification, assessment, measurement, management and reporting of liquidity and funding risk. The Corporate Treasury group is responsible for monitoring and reporting on exposures to liquidity and funding risk across the enterprise; develops and recommends for approval the Liquidity and Funding Risk Management Framework and the related Risk Appetite Statement and limits; monitors adherence to relevant corporate policies; and assesses the impact of market events on liquidity and funding requirements on an ongoing basis.
Enterprise Risk and Portfolio Management (ERPM), as the second line of defence, exercises oversight, conducts independent risk assessment and provides effective challenge of liquidity and funding management frameworks, policies, limits, monitoring and reporting across the enterprise.
The Risk Management Committee (RMC) and Asset Liability Committee (ALCO) provide senior management oversight, and review and discuss significant liquidity and funding policies, issues and developments that arise in the pursuit of BMO’s strategic priorities. The Risk Review Committee (RRC) provides oversight of the management of liquidity and funding risk, annually approves the applicable policies, limits and contingency plan, and regularly reviews liquidity and funding positions.
Liquidity and Funding Risk Management
BMO’s liquidity and funding risk program is defined and authorized in alignment with corporate policies approved by our Board of Directors and standards approved by management. These policies and standards set out key management principles, liquidity and funding metrics and related limits, as well as roles and responsibilities in the management of liquidity and funding risk across the enterprise.
We have a robust limit structure in place in order to manage liquidity and funding risk. These limits define BMO’s risk appetite for the key Stress Net Liquidity Position (stress NLP) measure, regulatory liquidity ratios, secured and unsecured funding appetite (for both trading and structural activities), as well as enterprise collateral pledging. Limits also establish the tolerance for concentrations of maturities, as well as requirements for counterparty liability diversification, business pledging activity, and the size and type of committed and uncommitted credit and liquidity facilities that may be outstanding.
Operating within these limits helps to confirm that liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan intended to facilitate effective risk management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored in order to detect any signs of rising levels of liquidity or funding risk in the market, or any exposure to other risks specific to BMO.
BMO legal entities include regulated and foreign subsidiaries and branches, and as a result, movements of funds between entities in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of these entities. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits, informed by the laws and regulations that apply to each entity, are in place for key legal entities, and positions are regularly reviewed at the key legal entity level to confirm compliance with applicable laws and regulations.
BMO continued to maintain a strong liquidity position during fiscal 2025. Customer deposits continued to grow, while customer loans declined during the year. Wholesale funding decreased, reflecting net maturities. Our liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal targets and regulatory requirements throughout fiscal 2025.
Liquidity and Funding Risk Measurement
A key component of liquidity risk management is the measurement of liquidity risk under stress. We use stress NLP as a key measure of liquidity risk. Stress NLP represents the amount by which liquid assets exceed potential funding needs under severe systemic and enterprise-specific stress scenarios, and a combination thereof. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, or to fund drawdowns on available credit and liquidity lines, as well as from obligations to pledge collateral due to ratings downgrades or market volatility, along with the ongoing need to fund new assets and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative level of liquidity risk related to each activity. These factors vary by deposit classification (e.g., retail, small business, non-financial
corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational
deposits), as well as by commitment type (e.g., committed or uncommitted credit or liquidity facilities by counterparty type). Stress scenarios also consider the time horizon over which liquid assets can be monetized and management’s assessment of the liquidity value of those assets under conditions of market stress. These potential funding needs are assessed under severe systemic and enterprise-specific stress scenarios, and a combination thereof.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Stress testing results are evaluated against our stated risk appetite and are considered in management’s decisions on limit-setting and internal transfer cost of liquidity, and also help to inform and shape the design of business plans and contingency plans. The liquidity and funding risk program is integrated with enterprise-wide stress testing.
In addition to stress NLP, we regularly monitor positions in relation to the limits and liquidity ratios noted in the Liquidity and Funding Risk Management section above. These include regulatory metrics such as LCR, net cumulative cash flow and NSFR.
Unencumbered Liquid Assets
Unencumbered liquid assets comprise high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes.
The liquidity values recognized for different asset classes under BMO’s liquidity and funding risk program reflect management’s assessment of the liquidity values of those assets under a severe stress scenario. Liquid assets held in our trading businesses comprise cash on deposit with central banks, short-term deposits with other financial institutions, highly-rated debt securities, equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets primarily comprise cash on deposit with central banks, securities, and short-term reverse repurchase agreements for highly-rated Canadian federal and provincial government debt and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of high-quality liquid assets under Basel III. The size of the supplemental liquidity pool is integrated with our assessment of liquidity risk. In order to comply with local regulatory requirements, certain legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on BMO’s ability to use liquid assets held at one legal entity to support the liquidity requirements of another legal entity.
In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge
these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance
sheet assets, such as
BMO-owned
cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance
sheet eligible collateral received, less assets encumbered as collateral, totalled $393.5 billion as at October 31, 2025, compared with $396.3 billion as at October 31, 2024.
The decrease in unencumbered liquid assets was primarily due to lower securities balances, partially offset by higher cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A. and in our broker/dealer operations. In addition to liquid assets, we have access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework and European Central Bank standby liquidity facilities. We do not consider central bank facilities a source of available liquidity when assessing the soundness of our liquidity position.
In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding.
As part of the liquidity and funding risk program, a Pledging of Assets corporate policy sets out the approach and limits for pledging financial and non-financial
assets.
BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. Refer to Note 24 of the audited annual consolidated financial statements for further information on pledged assets.
Liquid Assets
TABLE 47

	As at October 31, 2025					As at October 31, 2024
(Canadian $ in millions)	Bank-owned assets	Other cash and securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	67,484	–	67,484	108	67,376	65,018
Deposits with other banks	2,838	–	2,838	–	2,838	3,640
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	194,986	120,935	315,921	164,319	151,602	150,126
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	121,253	12,851	134,104	71,248	62,856	61,729
Corporate and other debt	37,156	21,550	58,706	20,820	37,886	43,722
Corporate equity	70,081	77,504	147,585	96,196	51,389	52,329
Total securities and securities borrowed or purchased under resale agreements	423,476	232,840	656,316	352,583	303,733	307,906
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	26,278	–	26,278	6,690	19,588	19,774
Total liquid assets	520,076	232,840	752,916	359,381	393,535	396,338

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)
Under International Financial Reporting Standards (IFRS),
National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding risk program. This amount is shown as a separate line item, NHA mortgage-backed securities.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

90	BMO Financial Group 208th Annual Report 2025

Asset Encumbrance
TABLE 48

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2025	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	70,322	–	108	–	70,214
Securities (5)	682,594	271,748	87,525	25,739	297,582
Loans	650,883	58,052	1,834	435,852	155,145
Other assets
Derivative instruments	57,151	–	–	57,151	–
Customers’ liability under acceptances	711	–	–	711	–
Premises and equipment	6,252	–	–	6,252	–
Goodwill	16,797	–	–	16,797	–
Intangible assets	4,758	–	–	4,758	–
Current tax assets	1,970	–	–	1,970	–
Deferred tax assets	2,732	–	–	2,732	–
Receivable from brokers, dealers and clients	43,167	–	–	43,167	–
Other	42,884	11,149	–	31,735	–
Total other assets	176,422	11,149	–	165,273	–
Total assets	1,580,221	340,949	89,467	626,864	522,941

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2024	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	68,738	–	80	–	68,658
Securities (5)	617,217	233,907	55,630	24,824	302,856
Loans	652,750	69,615	1,804	427,863	153,468
Other assets
Derivative instruments	47,253	–	–	47,253	–
Customers’ liability under acceptances	359	–	–	359	–
Premises and equipment	6,249	–	–	6,249	–
Goodwill	16,774	–	–	16,774	–
Intangible assets	4,925	–	–	4,925	–
Current tax assets	2,219	–	–	2,219	–
Deferred tax assets	3,024	–	–	3,024	–
Receivable from brokers, dealers and clients	31,916	–	–	31,916	–
Other	42,387	10,314	–	32,073	–
Total other assets	155,106	10,314	–	144,792	–
Total assets	1,493,811	313,836	57,514	597,479	524,982

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)
Pledged as collateral refers to the portion of
on-balance
sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(3)
Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $25.7 billion as at October 31, 2025, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.

(4)
Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).
Net Unencumbered Liquid Assets by Legal Entity
TABLE 49

(Canadian $ in millions)	As at October 31, 2025	As at October 31, 2024
BMO (parent)	232,874	240,796
BMO Bank N.A.	127,012	128,521
Broker dealers	33,649	27,021
Total net unencumbered liquid assets by legal entity	393,535	396,338

BMO Financial Group 208th Annual Report 2025	91

MANAGEMENT’S DISCUSSION AND ANALYSIS

Funding Strategy
BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter-term (maturing in one year or less), is aligned with the liquidity of the assets being funded and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.
We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $715.0 billion as at October 31
, 20
25, increasing from $711.7 billion in fiscal 2024.
Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $258.6 billion as at October 31, 2025, with $68.2 billion sourced as secured funding and $190.4 billion sourced as unsecured funding. Total wholesale funding outstanding decreased from $259.0 billion as at October 31, 2024, primarily due to net maturities of wholesale funding during the year, partially offset by the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined later in this section. Additional information on deposit maturities can also be found in the Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $393.5 billion as at October 31, 2025 and $396.3 billion as at October 31, 2024, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.
Wholesale Funding Maturities
(1)
TABLE 50

	As at October 31, 2025								As at October 31, 2024
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	1,472	1,603	483	845	4,403	–	–	4,403	5,599
Certificates of deposit and commercial paper	7,502	25,957	23,280	32,467	89,206	456	–	89,662	90,349
Bearer deposit notes	1,935	1,485	1,655	724	5,799	–	–	5,799	4,638
Asset-backed commercial paper (ABCP)	1,788	4,970	5,775	2,744	15,277	–	–	15,277	9,612
Senior unsecured medium-term notes	–	1,150	1,748	10,480	13,378	19,764	31,583	64,725	67,913
Senior unsecured structured notes (2)	215	161	59	288	723	1,077	15,535	17,335	14,621
Secured funding
Mortgage and HELOC securitizations	4	835	291	1,677	2,807	2,129	13,447	18,383	18,187
Covered bonds	–	2,192	3,105	7,608	12,905	6,928	4,220	24,053	26,969
Other asset-backed securitizations (3)	–	816	–	–	816	742	4,153	5,711	7,116
Federal Home Loan Bank advances	–	1,752	10	175	1,937	1,402	1,402	4,741	5,633
Subordinated debt	–	25	–	–	25	–	8,474	8,499	8,403
Total	12,916	40,946	36,406	57,008	147,276	32,498	78,814	258,588	259,040
Of which:
Secured	1,792	10,565	9,181	12,204	33,742	11,201	23,222	68,165	67,517
Unsecured	11,124	30,381	27,225	44,804	113,534	21,297	55,592	190,423	191,523
Total (4)	12,916	40,946	36,406	57,008	147,276	32,498	78,814	258,588	259,040

(1)
Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions, which are disclosed in the Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Includes structured notes issued to institutional investors and exchange-traded notes.
(3)	Includes credit card loan securitizations.
(4)
Total wholesale funding comprised Canadian dollar-denominated funding of $54.3 billion ($51.8 billion as at October 31, 2024) and U.S. dollar-denominated and other foreign currency-denominated funding of $204.3 billion as at October 31, 2025 ($207.2 billion as at October 31, 2024).

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

92	BMO Financial Group 208th Annual Report 2025

Diversification of our wholesale term funding sources is an important part of our overall liquidity management strategy. Our wholesale term funding is well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. We maintain ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

Wholesale Capital Market Term Funding Composition (%)

2025
20%
25%
21%
34%
2024
21%
25%
19%
35%
Covered Bonds
Mortgage, Credit Card, HELOC Securitization, and FHLB Advances
Senior Debt (Canadian dollar)
Senior Debt (Global issuances)

Our wholesale term funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the RRC, and regularly updated to reflect actual results and incorporate updated forecast information.
Regulatory Developments
OSFI has conducted an industry consultation on proposed changes to its Liquidity Adequacy Requirement (LAR) Guideline that are expected to become effective the third quarter of fiscal 2026. Under the proposal, OSFI is updating its guidance on the regulatory treatment for retail structured products and introducing new run-off
categories for such products. These changes are not expected to have a material impact on our liquidity and funding practices.
OSFI has also released a discussion paper on designing an Internal Liquidity Adequacy Assessment Process (ILAAP) for Canadian deposit-taking institutions and is expected to open industry consultation on this topic in fiscal 2026. BMO will seek to work closely with OSFI on this process and plan for any expected changes.
Credit Ratings
The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding could increase and our access to funding and capital through the wholesale markets be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 7 of the audited annual consolidated financial statements.
The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. In fiscal 2025, Moody’s, Standard & Poor’s (S&P), Fitch and DBRS affirmed their ratings and maintained their stable outlook on BMO.
TABLE 51

As at October 31, 2025
Rating agency (1)	Short-term debt	Senior debt (2)	Long-term deposits/ Legacy senior debt (3)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)
Credit ratings are not recommendations to purchase,
hold
or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

(2)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(3)
Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization
(Bail-In)
Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market
exposure, collateral valuations and collateral threshold arrangements, as applicable. As at October 31, 2025, we would be required to provide additional collateral to counterparties totalling $178 million, $450 million and $1,093 million as a result of a one-notch,
two-notch
and three-notch downgrade, respectively.

BMO Financial Group 208th Annual Report 2025	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity Coverage Ratio
The Liquidity Coverage Ratio (LCR) is calculated on a daily basis as the ratio of high-quality liquid assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days, in accordance with OSFI’s LAR Guideline, as summarized in the table below. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial
corporate debt, and
non-financial
equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA
debt maturing over
a 30-day
horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks
(D-SIBs),
including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended October 31, 2025 was 132%, equivalent to a surplus of $60.7 billion above the regulatory minimum. The LCR remained unchanged from 132% in fiscal 2024, as lower HQLA was offset by a decrease in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the table below.
TABLE 52

	As at October 31, 2025
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	252.1
Cash Outflows
Retail deposits and deposits from small business customers, of which:	305.5	21.7
Stable deposits	141.2	4.2
Less stable deposits	164.3	17.5
Unsecured wholesale funding, of which:	324.2	139.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	163.0	40.3
Non-operational deposits (all counterparties)	141.3	79.2
Unsecured debt	19.9	19.9
Secured wholesale funding	*	31.9
Additional requirements, of which:	257.3	59.8
Outflows related to derivatives exposures and other collateral requirements	40.2	14.2
Outflows related to loss of funding on debt products	2.6	2.6
Credit and liquidity facilities	214.5	43.0
Other contractual funding obligations	1.0	–
Other contingent funding obligations	563.7	12.3
Total cash outflows	*	265.1
Cash Inflows
Secured lending (e.g., reverse repos)	192.4	32.9
Inflows from fully performing exposures	19.0	10.6
Other cash inflows	30.2	30.2
Total cash inflows	241.6	73.7

		Total adjusted value (4)
Total HQLA		252.1
Total net cash outflows		191.4
Liquidity Coverage Ratio (%)		132

For the quarter ended October 31, 2024		Total adjusted value (4)
Total HQLA		253.4
Total net cash outflows		192.4
Liquidity Coverage Ratio (%)		132
* Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the fourth quarter of fiscal 2025.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined in the LAR Guideline.

94	BMO Financial Group 208th Annual Report 2025

Net Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) is a regulatory metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available to a bank over a one-year
time horizon (including customer deposits, long-term wholesale funding and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance
sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian
D-SIBs,
including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 117% as at October 31, 2025, equivalent to a surplus of $114.5 billion above the regulatory minimum, and remained unchanged from 117% as at October 31, 2024, as lower ASF was offset by a decrease in RSF.
TABLE 53

	For the quarter ended October 31, 2025
	Unweighted value by residual maturity				Weighted value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year
Available Stable Funding (ASF) Item
Capital:	88.6	–	–	8.4	97.0
Regulatory capital	88.6	–	–	8.4	97.0
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	244.9	61.1	30.0	61.6	368.0
Stable deposits	120.5	26.3	12.8	12.4	164.1
Less stable deposits	124.4	34.8	17.2	49.2	203.9
Wholesale funding:	339.0	290.8	72.4	95.9	285.4
Operational deposits	158.5	–	–	0.5	79.8
Other wholesale funding	180.5	290.8	72.4	95.4	205.6
Liabilities with matching interdependent assets	–	1.0	0.7	15.3	–
Other liabilities:	2.1	*	*	100.5	32.9
NSFR derivative liabilities	*	*	*	5.5	*
All other liabilities and equity not included in the above categories	2.1	61.9	0.3	32.8	32.9
Total ASF	*	*	*	*	783.3
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	13.6
Deposits held at other financial institutions for operational purposes	–	0.2	–	–	0.1
Performing loans and securities:	205.2	233.0	79.8	339.4	524.9
Performing loans to financial institutions secured by Level 1 HQLA	–	100.5	2.2	–	3.1
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	32.1	74.3	10.7	15.5	61.4
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	126.8	34.6	35.3	168.6	285.4
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
Performing residential mortgages, of which:	14.0	21.3	31.4	129.7	124.5
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	14.0	21.3	31.4	129.7	124.5
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	32.3	2.3	0.2	25.6	50.5
Assets with matching interdependent liabilities	–	1.0	0.7	15.3	–
Other assets:	44.2	*	*	127.1	108.1
Physical traded commodities, including gold	6.4	*	*	*	5.4
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	20.8	17.7
NSFR derivative assets	*	*	*	3.1	–
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	15.2	0.8
All other assets not included in the above categories	37.8	50.8	0.5	36.7	84.2
Off-balance sheet items	–	–	–	638.5	22.1
Total RSF	*	*	*	*	668.8
Net Stable Funding Ratio (%)	*	*	*	*	117

For the quarter ended October 31, 2024					Weighted value (2)
Total ASF					788.7
Total RSF					673.3
Net Stable Funding Ratio (%)					117
* Disclosure is not required under the NSFR disclosure standard.
(1)
Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group 208th Annual Report 2025	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet
Commitments
The tables below show the remaining contractual maturities of on-balance
sheet assets and liabilities and
off-balance
sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a numbe
r of
stress scenarios, to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions
.
TABLE 54

										2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and cash equivalents	65,232	–	–	–	–	–	–	–	2,252	67,484
Interest bearing deposits with banks	2,461	328	47	2	–	–	–	–	–	2,838
Securities	4,613	5,026	7,358	6,635	11,121	43,792	84,041	190,809	70,081	423,476
Securities borrowed or purchased under resale agreements	105,268	15,571	6,399	1,880	303	–	–	–	–	129,421
Loans (1)
Residential mortgages	2,596	6,037	10,583	14,475	13,025	46,764	66,853	35,365	335	196,033
Consumer instalment and other personal	691	1,584	3,079	4,292	3,376	12,991	20,184	19,079	27,465	92,741
Credit cards	–	–	–	–	–	–	–	–	12,649	12,649
Business and government	11,283	14,430	18,395	23,398	20,399	61,935	98,451	36,768	95,729	380,788
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,050)	(5,050)
Total loans, net of allowance	14,570	22,051	32,057	42,165	36,800	121,690	185,488	91,212	131,128	677,161
Other assets
Derivative instruments	6,336	10,429	5,146	4,122	3,997	7,688	10,420	9,013	–	57,151
Customers’ liability under acceptances	711	–	–	–	–	–	–	–	–	711
Receivable from brokers, dealers and clients	43,167	–	–	–	–	–	–	–	–	43,167
Other	3,752	1,155	455	26	8	15	14	7,990	61,978	75,393
Total other assets	53,966	11,584	5,601	4,148	4,005	7,703	10,434	17,003	61,978	176,422
Total assets	246,110	54,560	51,462	54,830	52,229	173,185	279,963	299,024	265,439	1,476,802
TABLE
55

										2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total
Liabilities and Equity
Deposits (2) (3)	37,399	65,186	66,458	58,424	49,572	55,403	68,983	29,023	545,754	976,202
Other liabilities
Derivative instruments	5,789	9,844	6,317	4,517	4,264	7,180	10,924	9,894	–	58,729
Acceptances	711	–	–	–	–	–	–	–	–	711
Securities sold but not yet purchased (4)	54,876	–	–	–	–	–	–	–	–	54,876
Securities lent or sold under repurchase agreements (4)	113,549	17,158	762	–	–	3,498	–	–	–	134,967
Securitization and structured entities’ liabilities	1	2,375	200	481	1,377	2,980	10,287	33,861	–	51,562
Insurance-related liabilities	90	82	21	23	33	91	220	745	19,131	20,436
Payable to brokers, dealers and clients	45,170	–	–	–	–	–	–	–	–	45,170
Other	11,733	5,244	222	339	120	2,567	2,784	2,659	11,881	37,549
Total other liabilities	231,919	34,703	7,522	5,360	5,794	16,316	24,215	47,159	31,012	404,000
Subordinated debt	–	25	–	–	–	–	25	8,450	–	8,500
Total equity	–	–	–	–	–	–	–	–	88,100	88,100
Total liabilities and equity	269,318	99,914	73,980	63,784	55,366	71,719	93,223	84,632	664,866	1,476,802

(1)	Loans receivable on demand have been included under no specific maturity.
(2)	Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)
Deposits totalling $
27,819
million as at October 31, 2025 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.
TABLE 56

										2025
(Canadian $ in millions )	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,889	4,405	10,029	15,588	22,066	55,191	130,267	6,417	–	246,852
Letters of credit (2)	2,372	5,167	6,192	5,787	5,982	2,530	3,807	76	–	31,913
Backstop liquidity facilities	429	72	–	2,304	2,845	4,543	7,804	361	–	18,358
Other commitments (3)	59	92	154	144	136	444	805	256	–	2,090

(1)
Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

96	BMO Financial Group 208th Annual Report 2025

TABLE 57

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and cash equivalents	62,827	–	–	–	–	–	–	–	2,271	65,098
Interest bearing deposits with banks	2,513	628	481	18	–	–	–	–	–	3,640
Securities	6,787	14,011	7,840	6,707	9,720	21,264	84,775	172,886	72,890	396,880
Securities borrowed or purchased under resale agreements	85,185	16,803	5,701	2,330	888	–	–	–	–	110,907
Loans (1)
Residential mortgages	1,683	3,284	6,413	6,653	9,252	52,489	77,867	33,227	212	191,080
Consumer instalment and other personal	581	974	1,703	1,827	2,671	14,815	24,595	18,830	26,691	92,687
Credit cards	–	–	–	–	–	–	–	–	13,612	13,612
Business and government	8,647	14,418	16,461	19,448	21,828	63,613	105,740	32,444	102,394	384,993
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,356)	(4,356)
Total loans, net of allowance	10,911	18,676	24,577	27,928	33,751	130,917	208,202	84,501	138,553	678,016
Other assets
Derivative instruments	5,573	7,996	7,211	2,482	1,660	6,365	8,374	7,592	–	47,253
Customers’ liability under acceptances	359	–	–	–	–	–	–	–	–	359
Receivable from brokers, dealers and clients	31,916	–	–	–	–	–	–	–	–	31,916
Other	3,847	1,012	948	31	14	13	13	7,717	61,983	75,578
Total other assets	41,695	9,008	8,159	2,513	1,674	6,378	8,387	15,309	61,983	155,106
Total assets	209,918	59,126	46,758	39,496	46,033	158,559	301,364	272,696	275,697	1,409,647
TABLE 58

										2024
(Canadian $ in millions )	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total
Liabilities and Equity
Deposits (2) (3)	47,637	74,759	69,479	68,110	48,835	51,789	87,297	25,602	508,932	982,440
Other liabilities
Derivative instruments	6,769	10,541	10,828	3,311	2,160	6,470	9,112	9,112	–	58,303
Acceptances	359	–	–	–	–	–	–	–	–	359
Securities sold but not yet purchased (4)	35,030	–	–	–	–	–	–	–	–	35,030
Securities lent or sold under repurchase agreements (4)	99,364	7,777	721	106	1,016	1,807	–	–	–	110,791
Securitization and structured entities’ liabilities	44	981	1,072	2,183	152	4,353	9,913	21,466	–	40,164
Insurance-related liabilities	93	89	18	18	30	83	195	701	17,543	18,770
Payable to brokers, dealers and clients	34,407	–	–	–	–	–	–	–	–	34,407
Other	12,409	2,968	805	144	1,611	2,492	4,058	2,799	9,434	36,720
Total other liabilities	188,475	22,356	13,444	5,762	4,969	15,205	23,278	34,078	26,977	334,544
Subordinated debt	–	–	–	–	–	25	25	8,327	–	8,377
Total equity	–	–	–	–	–	–	–	–	84,286	84,286
Total liabilities and equity	236,112	97,115	82,923	73,872	53,804	67,019	110,600	68,007	620,195	1,409,647

(1)	Loans receivable on demand have been included under no specific maturity.
(2)	Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)
Deposits totalling $
29,136
 million as at October 31, 2024 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.
TABLE 59

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	3,720	5,220	10,229	16,052	16,284	47,054	130,664	7,048	–	236,271
Letters of credit (2)	2,109	5,235	6,113	6,761	6,163	2,310	3,689	36	–	32,416
Backstop liquidity facilities	283	213	213	3,408	1,132	3,047	9,110	818	–	18,224
Other commitments (3)	30	78	94	87	187	399	486	98	–	1,459

(1)
Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.
Caution
This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Material presented in a blue-tinted font above is an integral part of Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 208th Annual Report 2025	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational
Non-Financial
Risk

Operational
Non-Financial
Risk
encompasses a wide range of
non-financial
risks, including those related to business change, customer trust, reputation and data, all of which can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios.
Operational
non-financial
risk (ONFR) is inherent in all our business and banking activities and can lead to significant impacts on our operating and financial results, including financial loss, restatements of financial results and damage to BMO’s reputation.
Our ability to conduct business may be adversely affected by disruption to the infrastructure that supports our operations and the communities in which we do business, including, but not limited to, public health or other emergencies, civil disorder, acts of war or terrorism. We have an established Risk Management Framework (RMF) to manage and mitigate these risks, including internal controls, limits and governance processes, as well as plans/playbooks to maintain operations, serve our clients, and minimize adverse impacts of disruptions.
We regularly review top and emerging risk exposures that could impact BMO’s business and operations, and we assess our preparedness to proactively manage the risks we face or potentially face. Consistent with the management of risk across the enterprise, we employ a three-lines-of-defence
approach in managing our exposures to
non-financial
risk.
Refer to the Risks That May Affect Future Results – Top and Emerging Risks That May Affect Future Results section for further discussion of these risks.
Operational
Non-Financial
Risk Governance
The Enterprise Operational Risk Committee (EORC), a
sub-committee
of the Risk Management Committee (RMC), is the primary governance committee exercising oversight of operational non-financial
risk management matters. The EORC provides oversight of all material operational non-financial
risks, monitors the bank’s resilience capabilities, and supports a proactive approach to risk management to prevent avoidable failures. As part of its governance responsibilities, the EORC acts to support the review and recommendation for approval of ONFR corporate policies and standards to the Risk Review Committee (RRC), the RMC and senior executives as required, as well as the methodologies and tools that comprise the governing principles of the Operational
Non-Financial
Risk Management (ONFRM) program. The documentation that gives effect to these governing principles is reviewed on a regular basis to confirm that it incorporates sound governance practices and is consistent with BMO’s risk appetite. Regular analysis and reporting of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our RMF. Operational risk reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators (KRIs) and operating segment profiles. We continue to invest in our reporting platforms, supporting timely and comprehensive reporting capabilities to enhance risk transparency and facilitate the proactive management of operational risk exposures.
Operational
Non-Financial
Risk Management
As the first line of defence, the operating segments and Corporate Services, which includes Technology and Operations, are accountable for the day-to-day
management of their
non-financial
risk. Operational Risk Officers within the second line of defence independently assess the operational risk profiles of our operating segments, identify material exposures and potential weaknesses in our product, service and process-based risk and control environment, and recommend appropriate mitigation strategies and actions.
Independent operational risk management oversight is provided by ONFRM, which is responsible for developing effective risk-related strategies, the RMF and policies, and for exercising independent second-line oversight, effective challenge and governance. ONFRM sets out and maintains the ONFRM program, which defines the processes to be used by the first line of defence to identify, assess, measure, manage and report key operational risk exposures, losses and near-miss operational risk events with significant potential impact. In addition, the ONFRM program sets out the processes by which ONFRM, as the independent second line of defence, guides, monitors, assesses and communicates with the first line in the management of operational non-financial
risks.
Through the implementation and oversight of the ONFRM program, we seek to maintain an operational risk profile that is consistent with our risk appetite and supported by adequate capital. The program reflects our commitment to an ethical culture defined by BMO’s values, including integrity and responsible risk management, reinforced by enhanced operational resilience. Operational resilience is an organization’s ability to protect and sustain core business products and services that are essential to its clients, both during the normal course of business and when experiencing operational stress or disruption. It involves the ability to respond to unpredictable events, adapt to changes and external circumstances, and is an outcome of effective management of ONFRM.
BMO is well positioned to meet the requirements outlined in the August 2024 release of OSFI’s Operational Risk and Resilience Guideline.
The following are the key programs, methodologies and processes set out in the ONFRM program that assist us in the ongoing review of our operational non-financial
risk profile:

•
BMO’s
Product/Service and Process Risk Assessment
program is used by our operating segments and Corporate Services to assess the controls and residual risk exposures in their business operations by focusing on the key controls applied to their products, services, internal activities and processes, which are subject to second-line effective challenge. It provides a current and forward-looking view of the impact of both our internal controls and the external business environment on the risk profiles of our operating segments and Corporate Services, supporting the proactive identification, assessment, measurement, management and reporting of risk.

•
BMO’s
Initiative Assessment and Approval Process
is used to assess, document and approve new products and services, or enhancements to existing products and services, as well as review projects which could impact the existing control environment. This process supports continuous oversight of change in risk exposure by setting out specific requirements for due diligence, approval, monitoring and reporting that apply at all levels of the organization.

98	BMO Financial Group 208th Annual Report 2025

•
KRIs, Issues Management and Internal Loss Data Events
are integral components of the ONFRM program that inform the operational risk profile and are utilized to monitor and manage specific risk exposures in relation to BMO’s overall risk appetite. Our policies and standards require the timely, complete and accurate reporting of KRIs, issues and events, including managing an effective second-line challenge, within the bank’s operational risk platform. Root cause analysis is undertaken on KRI breaches, issues and material events, and mitigating actions are monitored for completion, if required.

•
Operational Risk Capital Measurement:
The bank’s operational risk capital is determined using the Basel III Standardized Approach (SA), which is an outcome of the Business Indicator Component (BIC) and Internal Loss Multiplier (ILM). BIC is a financial statement-based proxy representing activity within the bank and ILM is a proxy representing the control environment relative to activity. ILM is a mathematical calculation based on 10-year
average historical losses (net of recoveries) and the three-year average BIC.

•
Stress Testing Scenario Analysis
assesses the potential impact of severe, hypothetical but plausible scenarios covering material and emerging risks, as well as critical business processes at the bank. Results of the stress test scenarios are leveraged to derive operational loss projections that can be used for risk management (understanding areas of concentration, susceptibility, prioritizing incremental risk mitigation strategies, etc.) and risk measurement (understanding exposures, benchmarking, developing KRIs, controls and supporting regulatory stress submissions).

•
BMO’s
Corporate Risk and Insurance (CR&I)
group provides a second layer of mitigation for certain operational risk exposures. CR&I is also accountable for establishing and maintaining the enterprise-wide insurance program. CR&I purchases insurance when required by law, regulation or contractual agreement, and when it is economically attractive and practicable to mitigate our risks, to provide adequate protection against unexpected material loss. The policy structures and coverage provisions of our insurance programs are assessed annually to confirm their alignment with BMO’s overall risk tolerance.

The following are operational
non-financial
risks that may adversely affect BMO’s business and financial results.
Anti-Money Laundering, Terrorist Financing and Sanctions Risk
Money laundering, terrorist financing and sanctions risks are associated with laundering the proceeds of crime, financing terrorist activity or violating economic sanctions by making use of the bank’s products or services. Compliance with applicable anti-money laundering, anti-terrorist financing (AML/ATF) and sanctions measures is critical for safeguarding BMO, our customers and the financial community. We are committed to managing AML/ATF and sanctions risks effectively, and complying with the relevant laws and regulations of the jurisdictions in which we operate. The consequences of non-compliance
with these requirements include legal proceedings, financial losses, regulatory enforcement actions, sanctions and fines, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s enterprise AML/ATF and sanctions compliance program promotes effective governance and oversight across our businesses, and sets out policies, risk assessments, due diligence processes, controls, and mandatory annual training for all employees. BMO’s compliance program applies data analytics, technology, and professional expertise in order to deter, detect and report suspicious activity. BMO has a Know-Your-Customer program which aims to understand its customers and their financial activities, as well as the beneficial ownership of entities holding BMO products. BMO’s AML program applies enhanced due diligence measures to high-risk transactional activity and adheres to strict record-keeping requirements. In addition, customers and transactions are routinely screened against current sanctions, terrorist and other designated watch lists to confirm that only permitted transactions are processed. The CAMLO reports regularly to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and senior management on the effectiveness of the compliance program. The effectiveness of our AML/ATF and sanctions compliance program is subject to regular review and independent assessment by the Corporate Audit Division. BMO monitors evolving AML/ATF and sanctions regulatory requirements in order to further enhance our AML/ATF and sanctions compliance program, and we are committed to effective compliance and the ongoing effort to protect the financial system.
Artificial Intelligence Risk
AI risk arises from the potential for loss or harm from incorrect or biased use of AI to support business decision-making, risk management or productivity. AI capabilities available to the industry have been evolving rapidly, creating new opportunities for innovation across a broad range of products and services. As BMO expands the adoption and use of AI tools to drive operational efficiencies and improve client experience, our objective is to integrate them into our processes in a responsible manner. In addition to the risks inherent in our own use of AI, these technologies and their adoption outside of BMO have the potential to impact existing risks such as model, cyber and information security, legal and third-party risks.
Our management and oversight of AI risk, including risks arising from the use of generative AI, are consistent with our RMF, employ our three-lines-of-defence
model and conform to industry standard frameworks, as well as current and evolving regulatory requirements. BMO has implemented an AI risk directive that outlines a comprehensive governance structure to guide the ethical and responsible development, deployment and use of AI technologies across the bank. Our risk directive sets consistent risk management standards across the life cycle of each AI initiative, including expectations for risk assessment, clear documentation, testing, monitoring and change management. Before implementation, significant AI initiatives are reviewed by the Responsible AI Forum, a cross-functional group, which considers potential risks and adverse impacts, including unfair or biased output from AI systems, and measures to mitigate such risks. We are committed to serving our customers in a way that fosters confidence and trust in our fair, secure, transparent and ethical use of these technologies, utilizing our risk management practices, global privacy principles and internal safeguards, such as oversight, monitoring and testing, to deploy AI responsibly. Our approach to the responsible use of AI, including generative AI, continues to evolve and adapt to ongoing regulatory developments in the jurisdictions in which we operate.
Business Continuity Risk
Business continuity risk arises from the possibility that we may be unable to maintain, continue or restore essential business operations during and/or after an event that prevents BMO from conducting business in the normal course.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Business continuity management is designed to enable BMO to recover, maintain and manage critical processes, as well as safeguard the interests and well-being of our customers, shareholders and employees. In the event of an operational disruption, effective business continuity plans aim to minimize adverse impacts on our customers, employees and other stakeholders. These operational disruptions could result from severe weather, technology failures, cyber attacks or any other event that can lead to process failure. We have a program in place that facilitates the rapid recovery and timely resumption of critical operations, including availability of our people, processes, facilities and technology, and maintenance of our third-party relationships. Our comprehensive business continuity management strategy involves developing, testing and maintaining recovery strategies and plans with the objective of maintaining the resilience of our critical processes and third-party relationships throughout any disruption.
Data and Analytics Risk
Data and analytics risk arises from the potential for loss or harm from the inadequate identification, management, accuracy or timeliness of structured and unstructured data used to support business processes and decisions.
Our ability to effectively manage critical data has a direct impact on our successful deployment of digital products and our ability to develop and introduce innovative new capabilities with tools and systems driven by AI. Our governance and management of data and analytics risk is focused on the quality, resilience, retention and governance of BMO’s data assets, which are foundational to our business operations, strategy and future growth, including BMO’s digital-first strategy.
Information Security (including Cyber) Risk
Information security (including cyber) risk arises from the possibility that BMO’s business could be materially affected by information security and cyber incidents, including the loss, theft or misuse of information or data (e.g., client data, employee data and the organization’s proprietary data), disruption of services, or the potential failure to comply with rules around information or cyber security. BMO is the frequent target of attempted cyber attacks and must continuously monitor and optimize our systems to protect the confidentiality, integrity and availability of our technology infrastructure, and the underlying data. Successful cyber attacks may lead to exposure or loss of data, including customer or employee information and the bank’s strategic or other sensitive internal information, resulting in identity theft, fraud or business losses; system failures and disruption of services; and exposure to litigation, regulatory risk and reputational harm. Due to our interconnectivity with third-party vendors (and their respective service providers), central agents, exchanges, clearing houses and other financial institutions, BMO could be adversely impacted if any of these are subject to a successful cyber attack or other information security event. Impacts could include the loss of access to information or services from the third party or result in unauthorized access to or disclosure of client, employee or other confidential information, which could negatively impact our business, brand and reputation.
Our response to these increasing risks involves investing in our Financial Crimes Unit and security infrastructure, equipping our team with the capability to detect and address current and emerging cyber security threats across North America, Europe, and Asia, in order to protect the confidentiality, integrity and availability of our systems and information. In addition, we test our resiliency capabilities by conducting simulations and scenario-based testing. There is a risk that we may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, as the techniques used are increasingly sophisticated, change frequently and are often not recognized until launched. As a result of these risks, we could become subject to legal or regulatory action, suffer reputational or operational harm, as well as financial losses that are either not insured against, or not fully covered through any insurance maintained by BMO.
Internal and External Fraud Risk
Fraud risk arises from the possibility that an intentional act, misstatement or omission designed to deceive others may result in the intended target experiencing a loss or the perpetrator achieving a gain. Fraud risk is categorized as either internal fraud risk or external fraud risk, with distinct threat actors and risk landscapes. Internal fraud risk arises from fraudulent activities committed by individuals within the organization, including employees or contractors, while external fraud risk arises from fraudulent acts perpetrated by parties outside the organization. Fraudsters continue to target the financial industry with increasingly sophisticated methods that facilitate fraud and remit funds to fraudulent accounts. Banks face ongoing challenges in detecting and preventing fraud, while balancing customer experience and regulatory expectations. BMO maintains a fraud risk management program intended to proactively manage fraud risks across the bank. We continue to invest in advanced analytics, data capabilities and controls to strengthen fraud prevention and mitigation.
Physical Security and Property Risk
The management of physical security and property risk seeks to ensure that the bank, its customers, employees and third parties are protected against the risk of loss, interference, unauthorized physical access, damage or injury to which they could be exposed as a result of the bank’s operations. Physical security risks may emerge through various potential threats, including criminal activities, terrorist attacks, sociopolitical unrest, human error, natural disasters and/or geopolitical threats. Physical security measures may also support the management of other risks, including risks related to information security, privacy and fraud.
Technology Risk
Technology risk, including risks related to emerging technology and digital platforms, is the possibility that the inadequacy, misuse, disruption or failure of information technology systems, infrastructure or data could result in an inability to meet business needs. Technology risk management measures are designed to protect BMO’s systems, data and assets, and help safeguard their confidentiality, integrity and availability. As the adoption of digital banking channels accelerates, we continue to invest in emerging and innovative technologies to meet our customers’ expectations and keep their data secure. We follow a program that addresses exposures to technology risk in alignment with our ONFRM program, supported by a team of technology risk management experts.

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Third-Party Risk
Third-party risk is the risk of loss associated with an entity failing to provide goods, business activities, functions and/or services, failing to protect data or systems of the bank, or exposing BMO to other negative outcomes.
BMO’s Third-Party Risk Management (TPRM) program sets the requirements for the identification, assessment, management, monitoring, mitigation and reporting of third-party risk across the third-party life cycle. This program is overseen by the Third-Party Risk Management Committee, which is a sub-committee
of the EORC and supported by a centrally maintained TPRM program. Third-party providers critical to our operations are monitored for their ability to deliver services to us. We continue to enhance and evolve our capabilities to maintain robust risk management practices, support operational resilience objectives and comply with regulatory requirements.
For further discussion of third-party risk, refer to the Cyber and Information Security Risk section.
The following are operational
non-financial
risk drivers that can be an underlying cause or amplifier of other risks that may adversely affect BMO’s business and financial results.
Culture and Behaviour Risk
Culture and behaviour risk arises from the possibility that our actual culture does not align with BMO’s desired culture. Deviations from our desired culture could lead to unintended or unwanted behaviours that could prevent the achievement of our expected outcomes.
We have established a culture and behaviour risk program that defines BMO’s approach to culture and behaviour risk management, including risk culture, in alignment with OSFI’s Regulatory Notice on Culture Risk Management. The program outlines expected outcomes, including BMO’s Culture and Behaviour Risk governance model, with clear accountabilities and oversight, proactive promotion and reinforcement of BMO’s desired culture and expected behaviours, and proactive management of risks arising from behavioural patterns that can allow for future predictive assessments.
Payment Risk
Payment risk is the risk of loss or harm arising from failure of a payment or disruption in a payment transaction. Payment risk can occur at any stage of the
End-to-End
(E2E) Payment Life Cycle and is intended to be assessed across the enterprise, considering ONFR, credit, liquidity and other risks that may impact payments.
Management and oversight of payment risk supports BMO’s commitment to offer competitive payment products and services to our customers with the aim of fostering confidence in our ability to consistently deliver payment products and services, and utilize our robust risk management practices and internal safeguards to align and comply with regulatory expectations.
Payment risk oversight serves as the second line of defence, responsible for transverse payment risk oversight with a product focus and our mandate encompasses ongoing oversight of enterprise-wide payment risk management throughout the payment life cycle, as well as operational risk oversight of financial market infrastructure.
Model Risk

Model Risk
is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results or reports. These adverse outcomes can include financial loss, poor business decision-making and damage to our reputation.
BMO uses models in various circumstances to support decision-making, risk management and business operations. A model is a quantitative method, system or approach that processes input data into quantitative estimates by applying statistical, mathematical, economic, algorithmic or other advanced techniques such as AI and machine learning (ML). Models range from simple quantitative methods that produce straightforward estimates to highly sophisticated approaches used to value complex transactions or provide a broad range of forward-looking estimates. Model risk arises from the use of models that may be flawed, improperly implemented or used outside of their intended purpose, potentially resulting in inaccurate or unreliable outputs. It also arises from the use of non-modelled
approaches, such as model overlays used for key business decision-making.
We are committed to identifying, assessing, measuring, managing and reporting model risk across the enterprise in order to develop and regularly enhance models that are reliable and used responsibly to drive business and risk outcomes, and support innovation. This is achieved through a robust, risk-based program that sets clear roles, responsibilities and expectations.
Model Risk Program
The model risk management program sets out an approach for governing model risk across the model life cycle and managing model risk within our risk appetite.

The program applies to all models, ranging from market, credit and non-financial
risk models to stress testing, pricing and valuation, as well as anti-money laundering. It incorporates guidance on the management of risk, the responsible adoption of advances in automated decision-making, such as large language models and algorithmic trading, and other AI and ML applications. The program is documented through our model risk corporate policy, model risk guidelines and supporting operating procedures, which outline the governing principles for managing model risk, describe processes in

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MANAGEMENT’S DISCUSSION AND ANALYSIS

detail and define the roles and responsibilities of interested parties. In this program, the first line of defence consists of model owners, developers and users; the second line of defence is the Model Risk Management group; and the third line of defence is the Corporate Audit Division.
BMO’s Model Risk Management group is responsible for developing and maintaining the program in alignment with regulatory expectations, as well as overseeing the effectiveness of model processes, the model inventory, and the overall assessment and reporting of model risk. Our Enterprise Model Risk Management Committee is a sub-committee
of the RMC and acts on behalf of the RMC, pursuant to the model risk corporate policy in order to provide enterprise-wide model and non-model
risk management oversight.
Validation and Ongoing Monitoring
All models used within BMO, including those making use of AI, are subject to validation and periodic review to confirm that they are being used in alignment with our program and in compliance with regulatory expectations, including those related to ethics, privacy, fairness and explainability.
Once models are approved and in use, they are subject to performance monitoring, including outcomes analysis, at varying frequencies. A key component of this analysis is back-testing, which confirms the validity of a model’s performance over time by comparing model results to actual observed outcomes.
Caution
This Operational
Non-Financial
Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Legal and Regulatory Compliance Risk

Legal and Regulatory Compliance Risk
is the potential for loss or harm resulting from failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk arising from any failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual
rights; effectively manage disputes; or act in a manner so as to maintain our reputation.
The financial services industry is highly regulated and subject to strict enforcement of legal and regulatory requirements. Banks globally continue to be subject to fines and other penalties for a number of regulatory and conduct issues. We are exposed to risks in connection with regulatory and governmental inquiries, investigations and enforcement actions, as well as criminal prosecutions. As rulemaking and supervisory expectations continue to evolve, we monitor developments and implement changes as required.
Under the direction of BMO’s General Counsel, our Legal and Regulatory Compliance group maintains enterprise-wide programs that set out the steps needed to identify, assess, measure, manage and report exposure to legal and regulatory compliance risk. We identify applicable laws and regulations and potential risks, recommend mitigation measures and strategies, conduct internal investigations, and oversee legal proceedings and enforcement actions, including civil claims and litigation, criminal charges, and regulatory examinations and audits.
Working with the operating segments and Corporate Services, Legal and Regulatory Compliance assesses and analyzes the implications of changes in regulatory and supervisory expectations. We devote substantial resources to the implementation of systems and processes required to comply with new regulations. Failure to comply with applicable legal and regulatory requirements may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Certain businesses are also subject to fiduciary requirements, including policies and practices that address the responsibilities of a business to a customer, such as service requirements and expectations, customer suitability determinations, disclosure obligations and communications.
BMO is subject to legal proceedings, including reviews and investigations by governments and regulators, arising in the ordinary course of business. The unfavourable resolution of a legal proceeding could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital position or credit rating. In addition, it could require material changes in our operations, lead to operational restrictions or an inability to execute certain business strategies, result in loss of customers and damage our reputation. The volume of legal proceedings and the amount of damages and penalties assessed in such legal proceedings could grow in the future. Information regarding material legal proceedings to which we are a party is included in the Legal Proceedings section in Note 24 of the audited annual consolidated financial statements. Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. In assessing the materiality of legal proceedings, factors considered include a case-by-case
assessment of specific facts and circumstances, past experience and the opinions of legal experts. However, some legal proceedings may be highly complex and could involve novel or untested legal claims or theories. The outcome of such proceedings may be difficult to anticipate until late in the proceedings, which may last several years.
BMO’s Anti-Corruption Office, through its global program, formulates key principles and procedures that support the effective oversight of compliance with anti-corruption legislation in the jurisdictions in which we operate. These include guidance on identifying, avoiding and reporting corrupt practices and rigorously investigating allegations of corrupt activity. Evolving competition or antitrust risk is managed globally through BMO’s Competition/Antitrust Office, which is responsible for the design, implementation and maintenance of a compliance program that supports the oversight of competition/antitrust laws or regulatory expectations.
Governments and regulators around the world continue to focus on anti-money laundering and related concerns, raising their expectations for the quality and efficacy of anti-money laundering programs and penalizing institutions that fail to meet these expectations. Failure to meet such expectations may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s Anti-Money Laundering Office is responsible for the assessment, governance and oversight of the principles and procedures that support the effective oversight of compliance with laws and regulations and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. For further discussion, refer to the Operational
Non-Financial
Risk Management – Anti-Money Laundering, Terrorist Financing and Sanctions Risk section.

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BMO has built its reputation on a strong foundation of ethical business practices, a client service culture and our track record of responsible risk management. We have adopted a wide range of practices, in addition to BMO’s Code of Conduct, to support the ethical conduct of our employees and Board of Directors and mitigate the risk of potential misconduct. Misconduct is defined as behaviour that falls short of legal, professional, internal conduct and ethical standards. Acting with integrity and competing ethically and responsibly reinforce our value of maintaining a strong risk culture. For further discussion, refer to the Risk Management Framework – Risk Culture section.
All of these programs reflect our
three-lines-of-defence
operating model. The operating segments and Corporate Services, including Technology and Operations, manage day-to-day
risks by implementing and monitoring corporate policies and standards, while Legal and Regulatory Compliance units specifically assigned to each of the operating segments provide advice and independent legal and regulatory compliance risk management oversight.
The General Counsel and the Chief Compliance Officer regularly report to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and senior management on the effectiveness of our enterprise compliance program. The program takes a risk-based approach to identify, assess, measure, manage and report any risks related to compliance with applicable laws and regulations, and directs operating segments and Corporate Services to maintain policies, procedures and controls that address these laws and regulations. Under the direction of the Chief Compliance Officer, we identify and report on gaps and deficiencies, and track remedial action plans.
All BMO employees must regularly complete legal and regulatory training on topics such as anti-corruption, anti-money laundering, competition/antitrust and privacy policies and standards. This is carried out in conjunction with our Code of Conduct training, which tests employees’ knowledge and understanding of the behaviour expected of BMO employees.
We continue to respond to other global regulatory developments, including the impact of changes in capital and liquidity requirements. These developments, which include consumer protection and privacy measures and other specific financial reforms, are discussed further below. For additional discussion of regulatory developments related to capital management and liquidity and funding risk, refer to the Enterprise-Wide Capital Management section and the Liquidity and Funding Risk section. For a discussion of the impact of certain other regulatory developments, refer to the Critical Accounting Estimates and Judgments – Income Taxes and Deferred Tax Assets section, the Tax Legislation and Interpretations section, the Environmental and Social Risk – Risk Management section and the Other Regulatory Developments section.
Consumer Protection
Consumer protection continues to be a focus for regulators and governments. In Canada, the federal government continues to focus on the cost of banking, seeking to improve choice and lower costs for consumers. Several provinces are also enhancing protection for consumers by amending their consumer protection regimes to provide additional disclosures, limit fees and protect consumers from fraudulent transactions. Key consumer concerns, including fair lending and unfair, deceptive or abusive acts or practices, are now subject to heightened regulatory scrutiny in bank examination programs. In both Canada and the United States, there is a growing focus on consumer data rights and both jurisdictions have started to introduce regulatory frameworks for open banking that will require banks to share data, as permitted by consumers, with authorized third parties.
Privacy
Protection of personal information is critical to maintaining the trust of our customers. Our handling of personal information is increasingly important in light of the introduction of new technologies such as artificial intelligence. There is a growing focus on regulation related to privacy and the use and safeguarding of personal information, and we continue to advance our privacy program to comply with new and amended legislation in the jurisdictions where we do business. In Quebec, Law 25 has modernized the province’s private-sector privacy regime, introducing new requirements related to biometrics, data portability and automated decisions, and giving new powers to regulators to impose monetary administrative penalties. Outside of Canada, large fines and settlements have been imposed for breaches of privacy rights and failure to comply with regulatory privacy requirements – evidence of heightened regulatory vigilance and enforcement. In the United States, the
California Consumer Privacy
Act (CCPA) includes privacy rights for California residents, and new CCPA regulations have been finalized to include requirements relating to cybersecurity audits and automated decision-making. Other states have introduced privacy legislation, which is leading to a growing patchwork of privacy laws in the United States. In the European Union and the United Kingdom, there are ongoing concerns regarding the transfer of personal data to countries lacking adequate privacy protection. Privacy-related risks, including risks of privacy breaches, have escalated as a result of the threat landscape. For further discussion, refer to the Top and Emerging Risks That May Affect Future Results – Cyber and Information Security Risk section, the Operational
Non-Financial
Risk – Artificial Intelligence Risk section and the Operational
Non-Financial
Risk – Information Security (including Cyber) Risk section.
U.S. Regulatory Developments
BMO closely monitors U.S. regulatory developments, as new or changing requirements could apply to BMO’s U.S. operations. Recently, U.S. banking agencies have signalled a shift toward enhancing transparency and refocusing supervision on material financial risks. It is still expected that these agencies will issue new rules related to capital requirements and the implementation of risk-based capital standards in the Basel III Reforms, published by the Basel Committee on Banking Supervision (referred to as Basel III Endgame). These rules, if issued, would likely revise the regulatory capital framework for large bank holding companies and their depository institutions, including BMO Financial Corp. (BFC), BMO’s U.S. holding company, and BMO Bank N.A. It is currently not clear when the rules will be proposed or issued, and the impact on BMO’s U.S. operations and our results will depend on the final rules, if issued. We currently do not expect a material change to our enterprise-level funding activities if these rules are enacted as previously proposed.
BFC is regulated as a Category III firm under the Enhanced Prudential Standards issued by the Federal Reserve Board. Additional information regarding regulatory requirements that apply to BFC is set out in the Enterprise-Wide Capital Management section.
Caution
This Legal and Regulatory Compliance Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

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Strategic Risk

Strategic Risk
is the potential for financial loss or reputational damage stemming from ineffective strategies, challenges in executing chosen strategies, or inadequate responses to shifts in the business environment, such as market dynamics. Strategic risk also includes corporate structure and insurance risk.
In recognition of its unique characteristics, strategic risk is classified in BMO’s risk taxonomy as a transverse risk that may manifest itself through other risk types. Strategic risk arises from the risk that the adoption of enterprise or business strategies may not result in the intended outcome due to unsound decision-making, ineffective implementation of strategies or failure to address changes in the business environment that could impact the effective execution of such strategies. This risk is limited through a robust strategic risk program, complemented by stress testing.
BMO’s Corporate Strategy group oversees the strategic planning process and works with the lines of business and Corporate Services to identify, monitor and mitigate risks across the enterprise. We apply a disciplined strategic risk program that supports consistent strategic planning through a multi-year, integrated strategic and financial approach, aligned with our enterprise risk appetite.
The program promotes consistency and adherence to management standards, including a consideration of stress testing results in our decision-making and capital planning. The potential impacts of changes in the business environment, including macroeconomic developments, broader industry trends, the actions of existing and new competitors and regulatory developments, are considered in this process and inform decision-making within each line of business. Oversight of strategic risk is the responsibility of the Executive Committee and the Board of Directors. This is carried out through an annual review of enterprise and operating segment strategies, which involves interactive sessions that challenge assumptions and strategies in the context of both the current and potential future business environment. Enterprise Risk and Portfolio Management reviews business strategies to confirm that they are developed and executed in accordance with the Risk Management Framework and are within our established risk appetite, tolerances and limits. Where required, these strategies are revised to address new or unexpected developments.
Strategic risk also includes business risk arising from specific enterprise activities and the effects these could have on earnings. Within BMO, each operating segment is responsible for controlling its respective business risk by assessing, managing and mitigating risks. To manage exposure to transverse business risks (i.e., those spanning multiple lines of business), the Corporate Strategy group works in tandem with the relevant business partners to develop effective mitigation approaches.
Our ability to implement the strategic plans developed by management influences our financial performance. Performance objectives are established through the strategic planning process and our progress toward those objectives is monitored regularly and reported on quarterly, using both leading and lagging indicators of absolute and relative performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also reviewed closely in order to identify any significant emerging risk issues.
Insurance Risk

Insurance Risk
is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.
It generally entails the inherent unpredictability that can arise from the assumption of long-term policy liabilities or uncertainty around future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of our insurance products, comprising life insurance, annuities (which include the pension risk transfer business), accident and sickness insurance, and creditor insurance, as well as the reinsurance business. Insurance risk consists of:

•
Claims risk
– the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophic risk.

•
Policyholder behaviour risk
– the risk that the behaviour of policyholders in regard to premium payments, withdrawals or loans, as well as policy lapses and surrenders and other voluntary terminations, will differ from the behaviour assumed in the pricing process.

•	Expense risk – the risk that actual expenses arising from acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing process.
Our risk governance practices provide effective independent oversight and control of insurance risk within our businesses. The insurance risk management program addresses the identification, assessment, measurement, management and reporting of risks. The program includes: the risk appetite statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; the Own Risk and Solvency Assessment; and ongoing monitoring of experience. Senior management within the various lines of business uses this program, serving as the first line of defence and assuming the primary responsibility for managing insurance risk.
Second-line-of-defence
oversight is provided by the Chief Risk Officer (CRO), BMO Insurance, who reports to the CRO, Wealth Management. Internal risk committees, the boards of directors of the BMO Insurance subsidiaries and senior management provide senior governance and review. In particular, the Risk Committee of BMO Insurance oversees and reports on risk management activities to the insurance companies’ boards of directors on a quarterly basis. In addition, the Audit and Conduct Review Committee of the Board of Directors acts as the Audit and Conduct Review Committee for BMO Life Insurance Company.
A robust product approval process is a cornerstone of the insurance risk management program, as it identifies, assesses, measures, manages and reports risks associated with new insurance products or changes to existing products. This process, along with guidelines and practices for underwriting and claims management, promotes the effective identification, assessment and management of insurance risk. Reinsurance transactions that transfer or cede insurance risk from BMO Insurance to independent reinsurance companies also mitigate our exposure to insurance risk by diversifying risk and limiting claims.

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Environmental and Social Risk

Environmental and Social Risk
is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO’s impact on the environment and society.
Environmental and social (E&S) risk may arise over a range of time frames, from short- to long-term. Factors that may give rise to E&S risk include, but are not limited to: climate change; pollution and waste; the use of energy, water and other resources; biodiversity and land use; human rights; talent and inclusion; labour standards; community health, safety and security; land acquisition and involuntary resettlement; Indigenous Peoples’ rights; and cultural heritage. We are furthering our risk identification efforts by defining these factors and identifying risk exposures that may be affected by the transverse impact of these factors.
Governance
The Board of Directors oversees relevant aspects of E&S risk, in accordance with its mandate and the charters of its standing committees. The Board of Directors approves the E&S risk appetite statement on the recommendation of the Risk Review Committee (RRC), which also approves the E&S risk corporate policy, as discussed below. The RRC assists the Board of Directors in meeting its oversight responsibilities for the identification, assessment and management of our exposure to E&S risk, including risks arising from climate change, and our adherence to risk management corporate policies and compliance with risk-related regulatory requirements. The Audit and Conduct Review Committee (ACRC) oversees issues related to sustainability governance and disclosure, and approves our annual Sustainability and Climate Report. The Audit and Conduct Review Committee and Risk Review Committee jointly review climate-related targets and BMO’s Climate Transition Action Plan. The Human Resources Committee oversees and monitors compensation principles and policies, and their alignment with risk management and sustainability, including climate change. The Governance and Nominating Committee regularly reviews the charters of our Board of Directors and its committees to assess alignment of their responsibilities for overseeing sustainability issues within their respective mandates.
Senior management oversees E&S risk through management committees and forums that provide oversight, receive updates on sustainability matters and E&S risk, and support a coordinated, enterprise-wide approach to sustainability governance. These committees include, but are not limited to, Disclosure Committee, Risk Management Committee (RMC), E&S Risk Committee (a subcommittee of RMC), Reputation Risk Management Committee (RRMC), Enterprise Regulatory Committee, and BMO Global Asset Management Investment Committee. Our Environmental, Social and Governance (ESG) Executive Committee comprises Executive Committee members and provides oversight of our sustainability strategy and Climate Ambition. In addition to the ESG Executive Committee, BMO has a Sustainability Council which acts as a leadership forum for dialogue on sustainability efforts. Additional committees, forums and working groups are established as needed. In addition, the Board of Directors and any management committees active in other jurisdictions receive updates and oversee E&S risk for the relevant jurisdiction, as well as receive updates on sustainability matters and E&S risk across the enterprise. We engage with stakeholders, including clients, investors and civil society, to inform our E&S risk practices and disclosures.
The Chief Risk Officer (CRO), as Head of Enterprise Risk and Portfolio Management (ERPM), and supported by the risk leadership team, acts as the second line of defence in regard to E&S risk, including climate risk, and its transverse impacts on credit and counterparty, market, liquidity and funding, and operational non-financial risks; oversees risk appetite in the context of these risks; and reports on E&S risk to the RMC, RRC and Board of Directors.
BMO’s General Counsel, as Head of Legal and Regulatory Compliance (LRC) and supported by the LRC leadership team, acts as the second line of defence for E&S-related risks, including climate risk and its transverse impacts on legal and regulatory compliance risk and reputation risk; and is accountable for BMO’s exposure to these risks and business conduct and ethics. The Group Head of Canadian Commercial Banking and North American Integrated Solutions and
Co-Head
of Canadian Personal and Commercial Banking is the Executive Committee sponsor for sustainability and Chair of the BMO Climate Institute, overseeing the bank’s sustainability strategy and approach to topics such as sustainability disclosure, sustainability-related advisory support to operating segments, external sustainability-related stakeholder relations and thought leadership, as well as the bank’s Enterprise Accessibility Office, Office of Reconciliation and Climate Institute. The Chief Sustainability Officer leads the Sustainability Office and advises the General Counsel on E&S risk related to legal and regulatory compliance risk and reputation risk.
Risk Management
We seek to understand the impact that E&S risk factors could have on the business environment, as well as on our clients, and our portfolio and operations, in order to make informed strategic decisions.
Our E&S risk corporate policy, applicable to all BMO employees, underscores the Board of Directors’ commitment to managing E&S risk at a level consistent with the management of other top risks, in compliance with applicable regulations. The E&S risk corporate policy supports a more comprehensive integration of E&S risk considerations into and across our existing Risk Management Framework (RMF), and improves our ability to identify, assess, measure, manage and report E&S risk, including risks arising from climate change. This policy is supported by BMO’s three-lines-of-defence
operating model and underpinned by our risk culture. The E&S risk corporate policy is complemented by two enterprise-wide policy documents: a Climate Risk Corporate Standard to enable ongoing integration of climate risk considerations across the bank’s current RMF, facilitate effective management of climate risk and define roles and responsibilities across the enterprise; and a second-line E&S RMF directive providing greater clarity and detail regarding the management of E&S risk. Our E&S risk program supports ongoing implementation of the policy and standard.
We have updated our risk taxonomy to define the E&S factors that may give rise to E&S risk. We have a risk appetite statement for E&S risk, inclusive of climate risk, comprised of a qualitative statement and risk appetite metrics and limits. We also have an E&S risk aggregate report and a climate risk dashboard.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

E&S risk is addressed in key policy documents, including those comprising our credit risk program, which contain provisions for governance and accountabilities, enhanced due diligence and thresholds for escalations or exceptions. Sector-specific financing guidelines help us to identify and manage the bank’s exposure to E&S risk in higher-risk sectors and integrate consideration of these risks into our decision-making, which also considers factors such as climate change and consultation with Indigenous Peoples.
The E&S Risk General Financing Guideline outlines the bank’s risk appetite with respect to E&S and climate-related risks, and provides guidance on how to identify, assess, measure and manage these risks in the context of wholesale lending. We apply enhanced due diligence to transactions with clients that operate in environmentally-sensitive industries, including through our Environmental and Social Risk Rating Assessment tools for petroleum, mining, and utilities and power generation projects. Transactions involving significant environmental or social concerns may be escalated to the RRMC for consideration.
We continue to assess the credibility, reliability, comparability and decision-making usefulness of various measurement, assessment and reporting approaches, as well as the ways in which we could incorporate these into our E&S risk management program and associated disclosures. To remain informed about emerging E&S risks, we participate in global forums with other financial institutions and maintain open dialogue with other external parties.
Human Rights and Codes of Conduct
The E&S risk corporate policy defines E&S risk with reference to multiple factors that may give rise to E&S risk, including human rights, talent and inclusion, labour standards and Indigenous Peoples’ rights. We outline our approach in our
Statement on Human Rights, Code of Conduct, Supplier Code of Conduct
and
Statement Against Modern Slavery and Human Trafficking
. Through these statements, codes, policies and practices, we affirm BMO’s support for the International Bill of Human Rights, the United Nations Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, and the principles and eight core conventions of the International Labour Organization.
BMO’s anti-money laundering program, which is intended to prevent the use of BMO’s financial products and services for the purposes of money laundering, terrorist financing or facilitating sanctioned activities, also seeks to identify the risks associated with human trafficking and modern slavery. BMO is committed to respecting human rights and stands against all forms of modern slavery (a term that encompasses forced labour, child labour and human trafficking), and we report annually on the steps we take to prevent and mitigate the risks associated with modern slavery in our supply chain.
BMO’s Code of Conduct has been approved by our Board of Directors and supports our commitment to manage our business responsibly.
We engage with Indigenous customers, colleagues and communities across three themes – education, employment and economic empowerment. BMO recognizes the importance of Free, Prior and Informed Consent (FPIC), along with the rights of Indigenous Peoples to participate in decision-making, and integrates FPIC in our risk management policies and processes. We also offer internal Indigenous cultural competency and shared history training, including on FPIC, for BMO employees.
Regulatory Developments
E&S risk-related regulations, frameworks and guidance are rapidly evolving, and we continue to monitor such developments in the jurisdictions where we operate, updating our compliance programs, risk management practices and disclosures as necessary.
We are participating in programs and consultations that focus on risk management and disclosures related to sustainability, as well as trends in climate-related litigation. Globally, we are also tracking developments in formal supervisory regulatory frameworks that govern the analysis and reporting of risks related to sustainability and climate change, including frameworks in Canada, the United States, the United Kingdom and the European Union. In addition, current and emerging regulatory regimes in the United States may restrict or penalize the imposition of environmental standards that exceed the legal or regulatory requirements of the states to which they apply. Trends in litigation and regulatory investigation are evolving, and legislation and regulatory guidance pertaining to disclosure practices or financing activities related to climate or sustainability matters, as well as allegations of “greenwashing”, continue to evolve. We are monitoring these trends and assessing their potential impact in the context of BMO’s climate-related sustainable financing and responsible investment activities, environmental and social risk management, and disclosure practices related to climate or sustainability matters.
OSFI’s Guideline
B-15,
Climate Risk Management establishes OSFI’s expectations related to banks’ governance, management and disclosure of climate-related risks. BMO’s disclosures to meet OSFI’s climate-related financial disclosure expectations, as set out in Guideline
B-15,
are found in our 2024 Sustainability and Climate Reporting.
In June 2024, Bill
C-59
introduced amendments to the
Competition Act
(Canada) regarding environmental claims (commonly referred to as “greenwashing”). In June 2025, the Competition Bureau of Canada issued final guidelines pertaining to greenwashing, providing guidance on how businesses should make environmental claims. On June 20, 2025, a new private right of action came into effect, whereby private parties can apply directly to the Competition Tribunal to challenge certain types of anti-competitive conduct, including greenwashing.
In October 2025, the U.S. Office of the Comptroller of the Currency (OCC), Federal Deposit Insurance Corporation (FDIC) and Federal Reserve Board (FRB) announced the withdrawal of the interagency principles for climate-related financial risk management for large financial institutions; the principles were jointly issued by the OCC, FDIC and FRB in October 2023. We continue to manage the risks associated with climate change consistent with the agencies’ expectation that BMO maintain a sound RMF commensurate with the size, complexity and risk of its activities.

106	BMO Financial Group 208th Annual Report 2025

Climate Risk
Risk Management
Climate risk is the risk of potential adverse impacts from climate change or from efforts to mitigate climate change, their related effects, and their financial and non-financial
consequences. Climate risk is categorized as either physical risk or transition risk. Physical risks are associated with a changing climate, which can have both acute and chronic physical effects. These risks may include an increase in the frequency and intensity of weather-related events, such as storms, floods, wildfires and heatwaves, or longer-term changes, such as temperature changes, rising sea levels and changes in soil productivity. To date, key climate change indicators, weather-related events and associated scientific research indicate that global exposure to climate change risks is accelerating. Transition risks are associated with the shift to a lower greenhouse gas (GHG) economy. These risks may arise from climate-related policy, technological and behavioural changes involving carbon-pricing mechanisms, or a shift in consumer preferences toward lower-carbon products and services. We continue to closely monitor these changes, some of which may unfold more rapidly than others as consumers, clients, investors, governments and communities act to enhance their resilience to climate-related risks.
BMO has integrated climate risk considerations across the bank’s RMF and has been compliant with OSFI’s Guideline
B-15
since October 31, 2024. We have a climate scenario analysis program in place that leverages existing risk capabilities in combination with climate-specific expertise, tools and data. This program includes the evaluation of both physical and transition risks through comprehensive climate-based scenarios across portfolios and risk types. Scenario analysis also considers integration of climate impacts at the enterprise level through an integrated loss assessment that is considered as part of the bank’s Internal Capital Adequacy Assessment Process. These analyses help to identify potential exposures to and concentrations of short-, medium- and long-term climate risks and may inform our business strategy.
BMO’s Climate Ambition
Our Climate Ambition is to be our clients’ lead partner in their transition to a net zero world. We have developed a Climate Transition Action Plan that outlines the enterprise-wide and sector-specific steps we are taking to manage risks and capture opportunities in the transition to a lower GHG economy, as well as the metrics and targets we use to track our progress. Action takes place across our value chain, including our upstream supply chain, our own operations and downstream financing activity.
Our climate commercialization strategy seeks to capture opportunities by partnering with our clients to achieve their decarbonization objectives. We aim to be responsive to market demand for financing solutions that help our clients adopt economically viable technologies and processes to reduce GHG emissions and/or enhance climate resilience, and that fall within the bank’s risk appetite. The strategy is coordinated across operating segments, overseen by the ESG Executive Committee, implemented through the Climate Commercialization Forum and supported by the BMO Climate Institute, which coordinates climate action both across the bank and externally.
Our Corporate Real Estate team implements an operational efficiency program that seeks to reduce GHG emissions in an economical way and, where possible, reduces operational costs over time.
A more detailed discussion of BMO’s Climate Ambition can be found in our 2024 Sustainability and Climate Reporting.
Caution
This Environmental and Social Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Reputation Risk

Reputation Risk
is the potential for loss or harm to the BMO brand or reputation. It may arise even if other risks are managed effectively.
Reputation risk is classified in BMO’s risk taxonomy as a transverse risk that may manifest itself through other risk types. Our reputation is built on our commitment to high standards of business conduct and is one of our most valuable assets. By protecting and maintaining our reputation, we safeguard our brand, increase shareholder value, reduce our cost of capital, improve employee engagement and preserve our customers’ loyalty and trust.
We manage risks to our reputation by considering the potential reputational impact of all business activities, including strategy development and implementation, transactions and initiatives, data and technology use (including artificial intelligence), product and service offerings, and events or incidents that impact BMO, as well as day-to-day
decision-making and conduct. We consider our reputation in everything we do.
BMO’s Code of Conduct is the foundation of our ethical culture, and it provides employees with guidance on the behaviour that is expected of them, so that they can make the right choices when making decisions. Ongoing reinforcement of the commitments set out in the Code of Conduct mitigates risks to our reputation that may result from inappropriate behaviour or poor decision-making. We actively promote a culture in which employees are encouraged to raise concerns and are supported in doing so, with zero tolerance for retaliation.
We manage reputation risk in accordance with our corporate governance practices and Risk Management Framework. We use quantitative metrics, including the impact to BMO’s brand, client and employee confidence and long-term stability to monitor BMO’s reputation and assess risk. We seek to identify business activities and events that could impact our reputation with customers, regulators or other stakeholders. Where we identify a potential risk to our reputation, we take steps to assess and manage that risk. Instances of significant reputation risk are escalated to the Reputation Risk Management Committee for review.

BMO Financial Group 208th Annual Report 2025	107

MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Matters and Disclosure and Internal Control
Critical Accounting Estimates and Judgments
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; and consolidation of structured entities (SEs). We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 5 and 6, respectively, of the audited annual consolidated financial statements. Note 17 of the audited annual consolidated financial statements provides further details on the estimates and judgments made in determining the fair value of financial instruments. If actual results were to differ from the estimates, the impact would be recorded in future periods.
By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well-controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2025.
For a more detailed discussion of the use of estimates, refer to Note 1 of the audited annual consolidated financial statements.
Allowance for Credit Losses
The allowance for credit losses primarily consists of allowances for impaired loans and allowances for performing loans. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9,
Financial Instruments
(IFRS 9), and considers the guideline issued by OSFI. Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for expected credit losses on financial assets, regardless of whether there has been an actual loss event. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:
measuring 12-month
and lifetime credit losses; determining when a significant increase in credit risk has occurred; forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario; and the application of experienced credit judgment.
ECL is calculated on a probability-weighted basis, based on four economic scenarios, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. Determining a significant increase in credit risk involves consideration of many different factors that will vary by product and risk segment. The principal factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day
past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We apply experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions will change over time, with the impact of any such change recorded in future periods.
In establishing our allowance on performing loans, we attach probability weightings to economic scenarios that are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside and severe downside scenarios, all of which have been developed by our Economics group.
The allowance on performing loans is sensitive to changes in economic forecasts and the probability weight assigned to each forecast scenario. When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive. Holding all else constant, as economic variables worsen, the allowance on performing loans would increase and conversely, as variables improve, the allowance would decrease. Assuming all variables are held constant, an increase in loan balances or a deterioration in the credit quality of the loan portfolio would each drive an increase in the allowance on performing loans.
Information on the provision for credit losses for the years ended October 31, 2025 and 2024 can be found in the Total Provision for Credit Losses section. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk, as well as in Note 3 of the audited annual consolidated financial statements.
Financial Instruments Measured at Fair Value
We record assets and liabilities classified as held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents the amount that would be received on the sale of an asset or paid on the transfer of a liability in an orderly transaction between willing parties at the measurement date. We employ a fair value hierarchy based on inputs we use in valuation techniques to measure the fair value of our financial instruments. The extent of our use of quoted market prices (Level 1), internal models with observable market information (Level 2) and internal models with one or more significant unobservable market inputs (Level 3) in the valuation of loans, securities, derivatives, certain other assets and liabilities recorded at fair value as at October 31, 2025 and October 31, 2024 is disclosed in Note 17 of the audited annual consolidated financial statements. For instruments that are valued using models, we consider all reasonable available information and maximize the use of observable market data.

108	BMO Financial Group 208th Annual Report 2025

Valuation Product Control (VPC), a group independent of the trading lines of business, seeks to ensure that the recorded fair values of financial instruments are materially accurate by:
•	Developing and maintaining valuation policies, procedures and methodologies in accordance with International Financial Reporting Standards (IFRS) and regulatory requirements.
•	Establishing official rate sources for valuation data inputs.
•	Providing independent review of portfolios for which prices supplied by traders are used for valuation.
When VPC determines that adjustments to valuations are needed to better reflect fair value estimates based on data inputs from official rate sources, the adjustments are subject to review and approval by the Valuation Steering Committee (VSC).
The VSC is our senior management valuation committee. It meets at least monthly to address the more challenging valuation issues related to our portfolios, approves valuation methodology changes as needed to enhance the reliability of our fair value estimates, and is a key forum for the discussion of sources of valuation uncertainty and how these are being addressed by management. Certain financial instruments, including corporate equities, are valued by the respective business groups. Senior management oversees our valuation processes through various valuation and risk committees.
As at October 31, 2025, total valuation adjustments were a net decrease in value of $139 million for financial instruments carried at fair value on the Consolidated Balance Sheet (net decrease of $268 million as at October 31, 2024).
Pension and Other Employee Future Benefits
Our pension and other employee future benefits expense is calculated by independent actuaries using assumptions determined by management. Differences between actual experience and the assumptions used are recognized in other comprehensive income.
The calculation of pension and other employee future benefits expense, plan assets and defined benefit obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increase rates, retirement age and mortality rates. These assumptions are management’s best estimate based on relevant historical experience in conjunction with market-related data and reviewed by actuaries. We determine discount rates at each year-end
for all plans, using high-quality corporate bonds with terms matching the plans’ specific cash flows.
Additional information regarding accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 21 of the audited annual consolidated financial statements.
Impairment of Securities and Investments in Associates and Joint Ventures
Debt securities measured at amortized cost or fair value through other comprehensive income (FVOCI) are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured at an amount equal to 12-month
ECL.
We review our investments in associates and joint ventures, included within other assets, at each quarter-end reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, objective evidence of impairment may include, among other factors, a significant or prolonged decline in fair value to an amount below their cost.
Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and allowance for credit losses, investments in associates and joint ventures, and the determination of fair value is included in Notes 2, 11 and 17 of the audited annual consolidated financial statements.
Income Taxes and Deferred Tax Assets
Our approach to tax matters is guided by our Statement on Tax Principles, elements of which are described below, and governed by our Tax Risk Management Framework, which is implemented through internal controls and processes. We operate with due regard to risks, including tax and reputation risks. We actively seek to identify, assess, measure, manage and report any tax risks that may arise in order to understand our financial exposure to those risks. Our intention is to comply fully with tax laws. We consider all applicable laws in connection with our commercial activities, and where tax laws change in our business or for our customers, we adapt and make adjustments accordingly. We monitor applicable tax-related
developments, including legislative proposals, case law and guidance from tax authorities. When an interpretation or application of tax laws is not clear, we take well-reasoned positions based on available case law and administrative positions of tax authorities, and we engage external advisors, when necessary. We do not engage in tax planning that does not have commercial substance, and we do not knowingly work with customers we believe use tax strategies to evade taxes. We are committed to maintaining productive relationships and cooperating with tax authorities on all tax matters. We seek to resolve disputes in a collaborative manner; however, when our interpretation of tax law differs from that of tax authorities, we are prepared to defend our position.
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income, Consolidated Statement of Comprehensive Income or Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record the estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities, or if the timing of reversals is not as expected, the provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that deferred tax assets will be realized. The factors used to assess the probability of realization are past experience of income and capital gains, forecasts of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease the provision for income taxes in future periods.

BMO Financial Group 208th Annual Report 2025	109

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. In general, the tax rules raised by Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact net income.
Additional information regarding accounting for income taxes is included in Note 22 of the audited annual consolidated financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying values and the recoverable amounts of the cash-generating units (CGUs) to which goodwill has been allocated, in order to determine whether the recoverable amount of each CGU is greater than its carrying value. If the carrying value of the CGU was to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.
Fair value less costs to sell has been used to perform the impairment tests in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with those we use when we acquire a business. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each CGU in a different manner. We exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment.
As at October 31, 2025 and October 31, 2024, no goodwill impairment was recorded as a result of this annual assessment, as the estimated fair value of the CGUs was greater than their carrying value. As noted in the Non-GAAP and Other Financial Measures section, we recorded a write-down in goodwill related to the announced sale of 138 branches in select U.S. markets.
Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate that the carrying value may not be recoverable.
Indefinite-life intangible assets are tested annually for impairment. If any indefinite-life intangible assets are determined to be impaired, we write them down to their recoverable amount, which is the higher of value in use and fair value less costs to sell, when this is less than the carrying value.
Additional information regarding goodwill and intangible assets is included in Note 10 of the audited annual consolidated financial statements.
Insurance Contract Liabilities
Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfilment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability weighted. This is based on non-financial
risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity specific data, and in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The CSM is a component of the liability representing the unearned profit we recognize as we provide services.
Additional information regarding insurance contract liabilities is included in Note 14 of the audited annual consolidated financial statements.
Provisions
Provisions are recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amount required to settle an obligation as at the balance sheet date, taking into consideration the risks and uncertainties associated with the obligation. For example, BMO and its subsidiaries are involved in various legal actions in the normal course of business. Factors considered in estimating any obligation related to these legal actions include a case-by-case
assessment of specific facts and circumstances, past experience and the opinions of legal experts. Management and external experts are involved in estimating any provision. Certain provisions also relate to restructuring initiatives that we have undertaken. These provisions are recorded at management’s best estimate of the amounts that will ultimately be paid out.
The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.
Additional information regarding provisions is included in the Legal and Regulatory Compliance Risk section and in Note 24 of the audited annual consolidated financial statements.
Transfers of Financial Assets
We sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond Program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.
We also purchase or originate certain commercial mortgage loans that are subsequently sold and derecognized, and we purchase U.S. government agency collateralized mortgage obligations (CMOs) issued by third-party sponsored vehicles, which we may further securitize by repackaging into new CMOs prior to selling them to third-party investors.
We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine whether they qualify for derecognition. Where we have transferred substantially all of the risks and rewards of ownership, the assets are derecognized. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financing in our Consolidated Balance Sheet.

110	BMO Financial Group 208th Annual Report 2025

Where we have neither transferred nor retained substantially all of the risks and rewards, we derecognize the asset only if we no longer control it. If we have retained control, we continue to recognize the transferred assets to the extent of our continuing involvement.
Consolidation of Structured Entities
In the normal course of business, we enter into arrangements with SEs as described in the
Off-Balance
Sheet Arrangements section. We are required to consolidate a SE if we control the SE. We control a SE when we have power over it, exposure or rights to variable returns as a result of our involvement and the ability to exercise power to affect the amount of those returns. For certain SEs, we exercise judgment in determining whether we control the entity.
Additional information concerning our interests in SEs is included in the
Off-Balance
Sheet Arrangements section, as well as in Note 6 of the audited annual consolidated financial statements.
Caution
This Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Future Changes in Accounting Policies
Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the International Accounting Standards Board (IASB) issued
Amendments to the Classification and Measurement of Financial Instruments,
which amended IFRS 9,
Financial Instruments
(IFRS 9) and IFRS 7,
Financial Instruments
: Disclosures
. These amendments clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features, and the treatment of non-recourse assets and contractually-linked instruments. The amendments also introduce an accounting policy choice to derecognize certain financial instruments settled, using an electronic payment system before the settlement date, if certain conditions are met. The amendments will be effective for our fiscal year beginning November 1, 2026. To meet the requirements of the amendments, we have established an enterprise-wide project and are currently evaluating the impact of adoption.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure
in
Financial Statements
(IFRS 18), which will replace IAS 1,
Presentation of Financial Statements
, and will be effective for our fiscal year beginning November 1, 2027. In order to meet the requirements of IFRS 18, we have established an enterprise-wide project and are currently evaluating the impact of adoption. IFRS 18 will modify the formatting of our Consolidated Statement of Income with the presentation of income and expenses under three categories (operating, investing and financing), based on our main business activities and the addition of certain new subtotals. IFRS 18 also requires that certain management performance measures be included as a note in our consolidated financial statements.
Caution
This Future Changes in Accounting Policies section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Other Regulatory Developments
We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this MD&A.
For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Compliance Risk section.

Transactions with Related Parties
In the normal course of business, we provide banking services to key management personnel on the same terms that we offer these services to preferred customers. Key management personnel are those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and the most senior executives of the bank. Banking services are provided to joint ventures and equity-accounted investees on the same terms that we offer these services to our customers. We also offer employees a subsidy on annual credit card fees.
Details of our investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 27 of the audited annual consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Shareholders’ Auditors’ Services and Fees
Review of Shareholders’ Auditors
The Audit and Conduct Review Committee (ACRC) of the Board of Directors is responsible for the appointment, compensation and oversight of the shareholders’ auditors, and conducts an annual assessment of the performance and effectiveness of the shareholders’ auditors, considering factors such as: the quality of the services provided by the engagement team of the shareholders’ auditors during the audit period; the qualifications, experience and geographic reach relevant to serving BMO Financial Group; the quality of communications received from the shareholders’ auditors; and the independence, objectivity and professional skepticism of the shareholders’ auditors.
The ACRC has a robust review process in place to monitor audit quality and oversee the work of the shareholders’ auditors, including the lead audit partner, which includes:

•	Annually reviewing the audit plan in two separate meetings, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee
•	Reviewing the qualifications of the senior engagement team members
•	Monitoring the execution of the audit plan of the shareholders’ auditors, with a focus on the more complex and challenging areas of the audit
•	Reviewing and evaluating the audit findings, including during in-camera sessions
•
Evaluating audit quality and performance, including recent Canadian Public Accountability Board (CPAB) and Public Company Accounting Oversight Board (PCAOB) inspection reports on the shareholders’ auditors and their peer firms

•	At a minimum, holding quarterly meetings with the chair of the ACRC and the lead audit partner to discuss audit-related issues independently of management
•
Performing a comprehensive review of the shareholders’ auditors every five years, and performing an annual review in the years between these comprehensive reviews, following the guidelines set out by the Chartered Professional Accountants of Canada (CPA Canada) and the CPAB.

The most recent comprehensive review of the shareholders’ auditors by the ACRC was completed in 2025. This comprehensive review was based on the latest recommendations of CPA Canada and the CPAB, and focused on: (i) the independence, objectivity and professional skepticism of the shareholders’ auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders’ auditors. As a result of the review, the ACRC was satisfied with the performance of the shareholders’ auditors.
Independence of the shareholders’ auditors is overseen by the ACRC in accordance with BMO’s Auditor Independence Standard. The ACRC considered the risks and benefits of audit firm rotation, including reports issued by the CPAB and CPA Canada. The ACRC concluded that existing requirements, including audit firm review and audit team member rotation, ensure auditor independence while maintaining and enhancing audit quality, which may be impaired by audit firm rotation. The ACRC also confirmed that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.
Pre-Approval
Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of its policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. All services must comply with BMO’s Auditor Independence Standard, as well as professional standards and securities regulations governing auditor independence. The ACRC pre-approves
the types of services (permitted services) that can be provided by the shareholders’ auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved
annual audit plan, approval to proceed with the engagement is provided in accordance with BMO’s Auditor Independence Standard.
Shareholders’ Auditors’ Fees
(1)
TABLE 60

(Canadian $ in millions)	2025	2024
Audit fees (2)	32.9	30.5
Audit-related fees (3)	3.5	3.4
Tax services fees (4)	–	0.1
All other fees (5)	1.6	2.1
Total	38.0	36.1

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)
Includes fees paid for the audit of the consolidated financial statements of the bank, including the audit of the bank’s internal controls over financial reporting and any financial statement audits of the bank’s subsidiaries. Audit fees also include fees paid for services in connection with statutory and regulatory filings, including those related to prospectuses.

(3)
Includes fees paid for specified procedures on BMO’s Proxy Circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information.

(4)	Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes.
(5)	Includes other fees paid by BMO-managed investment company complexes, and for ESG-related services.

112	BMO Financial Group 208th Annual Report 2025

Management’s Annual Report on Disclosure Controls and Procedures
and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis, so that appropriate decisions can be made regarding public disclosure.
As at October 31, 2025, under the supervision of the CEO and the CFO, the management of BMO Financial Group (BMO) evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Canada by National Instrument 52-109,
Certification of Disclosure in Issuers’ Annual and Interim Filings
, and in the United States by Rule 13a-15(e) of the
Securities Exchange Act of 1934
(the Exchange Act). Based on this evaluation, the CEO and the CFO have concluded that BMO’s disclosure controls and procedures were effective as at October 31, 2025.
Internal Control over Financial Reporting
Internal control over financial reporting is a process designed under the supervision of the CEO and the CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO.
Internal control over financial reporting at BMO includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO.
•
Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO.

•
Are designed to provide reasonable assurance that any unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the consolidated financial statements is prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate.
BMO’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in
Internal Control – Integrated Framework
, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2025.
At the request of BMO’s Audit and Conduct Review Committee, KPMG LLP (the shareholders’ auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting. The audit report states in its conclusion that, in KPMG’s opinion, BMO maintained, in all material respects, effective internal control over financial reporting as at October 31, 2025, in accordance with the criteria established in the 2013 COSO Framework.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended October 31, 2025 which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BMO Financial Group 208th Annual Report 2025	113

Supplemental Information
Ten-Year
Statistical Review
TABLE 61

($ millions) As at or for the year ended October 31	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
Condensed Consolidated Balance Sheet
Assets
Cash and cash equivalents	67,484	65,098	77,934	87,466	93,261	57,408	48,803	42,142	32,599	31,653
Interest bearing deposits with banks	2,838	3,640	4,109	5,677	8,303	9,035	7,987	8,305	6,490	4,449
Securities	423,476	396,880	320,084	272,551	232,849	234,260	189,438	180,935	163,198	149,985
Securities borrowed or purchased under resale agreements	129,421	110,907	115,662	113,194	107,382	111,878	104,004	85,051	75,047	66,646
Loans, net of allowances	677,161	678,016	656,665	551,814	458,262	447,420	426,984	384,172	358,507	357,518
Other	176,422	155,106	172,552	142,695	88,118	89,260	74,979	72,688	73,763	77,709
Total assets	1,476,802	1,409,647	1,347,006	1,173,397	988,175	949,261	852,195	773,293	709,604	687,960

Liabilities
Deposits	976,202	982,440	910,879	776,547	685,631	659,034	568,143	520,928	479,792	470,281
Other	404,000	334,544	351,776	317,662	238,128	225,218	225,981	199,862	180,438	170,910
Subordinated debt	8,500	8,377	8,228	8,150	6,893	8,416	6,995	6,782	5,029	4,439
Total liabilities	1,388,702	1,325,361	1,270,883	1,102,359	930,652	892,668	801,119	727,572	665,259	645,630
Total equity	88,100	84,286	76,123	71,038	57,523	56,593	51,076	45,721	44,345	42,330
Total liabilities and equity	1,476,802	1,409,647	1,347,006	1,173,397	988,175	949,261	852,195	773,293	709,604	687,960

Condensed Consolidated Statement of Income
Net interest income	21,487	19,468	18,681	15,885	14,310	13,971	12,888	11,438	11,275	10,945
Non-interest revenue	14,787	13,327	10,578	17,825	12,876	11,215	12,595	11,467	10,832	10,015
Total revenue	36,274	32,795	29,259	33,710	27,186	25,186	25,483	22,905	22,107	20,960
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	–	–	–	(683)	1,399	1,708	2,709	1,352	1,538	1,543
Provision for credit losses (PCL)	3,617	3,761	2,178	313	20	2,953	872	662	746	771
Non-interest expense	21,107	19,499	21,134	16,194	15,509	14,177	14,630	13,477	13,192	12,916
Income before income taxes	11,550	9,535	5,947	17,886	10,258	6,348	7,272	7,414	6,631	5,730
Provision for income taxes	2,825	2,208	1,510	4,349	2,504	1,251	1,514	1,961	1,292	1,100
Net income	8,725	7,327	4,437	13,537	7,754	5,097	5,758	5,453	5,339	4,630
Net income available to common shareholders	8,273	6,932	4,094	13,306	7,510	4,850	5,547	5,269	5,153	4,471

Condensed Consolidated Statement of Changes in Equity
Preferred shares and other equity instruments	8,956	8,087	6,958	6,308	5,558	6,598	5,348	4,340	4,240	3,840
Common shares	23,359	23,921	22,941	17,744	13,599	13,430	12,971	12,929	13,032	12,539
Contributed surplus	373	354	328	317	313	302	303	300	307	294
Retained earnings	47,377	46,469	44,006	45,117	35,497	30,745	28,725	25,850	23,700	21,207
Accumulated other comprehensive income	7,986	5,419	1,862	1,552	2,556	5,518	3,729	2,302	3,066	4,426
Non-controlling interest in subsidiaries	49	36	28	–	–	–	–	–	–	24
Total equity	88,100	84,286	76,123	71,038	57,523	56,593	51,076	45,721	44,345	42,330
BMO adopted IFRS 9
Financial Instruments
(IFRS 9) in 2018 and IFRS 16
Leases
(IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15
Revenue from Contracts with Customers
(IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17
Insurance Contracts
(IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40
Investment Properties
(IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(1)
Beginning 2023, the Bank no longer reports insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-GAAP
measures and metrics net of CCPB, given the adoption and retrospective application of IFRS 17.

114	BMO Financial Group 208th Annual Report 2025

TABLE 61
(continued)

($ millions, except as noted) As at or for the year ended October 31	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
Other Financial Measures
Common Share Data ($)
Basic earnings per share	11.46	9.52	5.77	20.04	11.60	7.56	8.68	8.19	7.93	6.94
Diluted earnings per share	11.44	9.51	5.76	19.99	11.58	7.55	8.66	8.17	7.90	6.92
Dividends declared per common share	6.44	6.12	5.80	5.44	4.24	4.24	4.06	3.78	3.56	3.40
Book value per share	111.57	104.40	95.90	95.60	80.18	77.40	71.54	64.73	61.91	59.57
Closing share price	174.23	126.88	104.79	125.49	134.37	79.33	97.50	98.43	98.83	85.36
Number outstanding (in millions)
End of year	708.9	729.5	720.9	677.1	648.1	645.9	639.2	639.3	647.8	645.8
Market capitalization	123,513	92,563	75,544	84,970	87,090	51,238	62,325	62,929	64,024	55,122
Price-to-earnings multiple	15.2	13.3	18.2	6.3	11.6	10.5	11.3	12.0	12.5	12.3
Market to book value ratio	1.56	1.22	1.09	1.31	1.68	1.02	1.36	1.52	1.60	1.43
Dividend yield (%)	3.7	4.8	5.5	4.3	3.2	5.3	4.2	3.8	3.6	4.0
Dividend payout ratio (%)	56.2	64.3	100.5	27.1	36.5	56.1	46.8	46.1	44.9	49.0

Financial Measures and Ratios (%)
Return on equity	10.6	9.7	6.2	22.9	14.9	10.1	12.6	13.3	13.2	12.1
Efficiency ratio	58.2	59.5	72.2	48.0	57.0	56.3	57.4	58.8	59.7	61.6
Net interest margin on average earning assets	1.65	1.58	1.63	1.62	1.59	1.64	1.70	1.67	1.74	1.76
Total PCL-to-average net loans and acceptances	0.53	0.57	0.35	0.06	–	0.63	0.20	0.17	0.20	0.22
PCL on impaired loans-to-average net loans and acceptances	0.46	0.47	0.19	0.10	0.11	0.33	0.17	0.18	0.22	0.22
Return on average assets	0.59	0.53	0.34	1.22	0.79	0.54	0.69	0.72	0.74	0.65
Return on average risk-weighted assets (%) (2)	2.02	1.74	1.10	3.89	2.38	1.51	1.86	1.97	1.98	1.71
Average assets ($ millions)	1,480,561	1,369,415	1,299,524	1,106,512	981,140	942,450	833,252	754,295	722,626	707,122

Capital Measures (%) (2)
Common Equity Tier 1 Ratio	13.3	13.6	12.5	16.7	13.7	11.9	11.4	11.3	11.4	10.1
Tier 1 Capital Ratio	15.0	15.4	14.1	18.4	15.4	13.6	13.0	12.9	13.0	11.6
Total Capital Ratio	17.3	17.6	16.2	20.7	17.6	16.2	15.2	15.2	15.1	13.6
Leverage Ratio	4.3	4.4	4.2	5.6	5.1	4.8	4.3	4.2	4.4	4.2

Other Statistical Information
Number of employees	53,234	53,597	55,767	46,722	43,863	43,360	45,513	45,454	45,200	45,234
Number of bank branches	1,832	1,861	1,890	1,383	1,405	1,409	1,456	1,483	1,503	1,522
Number of automated teller machines	5,710	5,766	5,765	4,717	4,851	4,820	4,967	4,828	4,731	4,599
BMO adopted IFRS 9
Financial Instruments
(IFRS 9) in 2018 and IFRS 16
Leases
(IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15
Revenue from Contracts with Customers
(IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17
Insurance Contracts
(IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40
Investment Properties
(IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(2)	Capital ratios and risk-weighted assets are disclosed in accordance with the CAR Guideline, as set out by OSFI, as applicable.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 208th Annual Report 2025	115

SUPPLEMENTAL INFORMATION

Average Assets, Liabilities and Interest Rates
TABLE 62

			2025			2024
($ millions, except as noted) For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Interest bearing deposits with banks and other interest bearing assets (1)	48,337	0.94	456	33,804	3.87	1,307
Securities	123,179	3.41	4,201	105,225	4.32	4,546
Securities borrowed or purchased under resale agreements	37,092	4.02	1,489	35,340	5.62	1,988
Loans
Residential mortgages	160,203	4.12	6,594	152,790	4.46	6,816
Consumer instalment and other personal	68,517	5.42	3,714	68,681	6.20	4,256
Credit cards	11,558	16.15	1,867	11,225	15.44	1,733
Business and government	137,223	5.22	7,169	127,928	5.54	7,090
Total loans	377,501	5.12	19,344	360,624	5.52	19,895
Total Canadian dollar	586,109	4.35	25,490	534,993	5.18	27,736
U.S. Dollar and Other Currencies
Interest bearing deposits with banks and other interest bearing assets (1)	38,175	7.41	2,828	57,512	5.60	3,221
Securities	296,246	3.94	11,661	268,401	3.91	10,492
Securities borrowed or purchased under resale agreements	82,542	5.55	4,583	80,168	6.06	4,855
Loans
Residential mortgages	33,226	5.01	1,663	28,485	4.90	1,395
Consumer instalment and other personal	23,097	7.31	1,688	23,931	6.73	1,611
Credit cards	1,334	13.67	182	1,509	12.23	185
Business and government	244,343	6.32	15,442	240,831	6.85	16,490
Total loans	302,000	6.28	18,975	294,756	6.68	19,681
Total U.S. dollar and other currencies	718,963	5.29	38,047	700,837	5.46	38,249
Other non-interest bearing assets	175,489	–	–	133,585	–	–
Total All Currencies
Total assets and interest income	1,480,561	4.29	63,537	1,369,415	4.82	65,985

Liabilities
Canadian Dollar
Deposits
Banks	4,314	1.44	62	4,362	2.47	108
Business and government	213,652	2.86	6,107	199,249	3.94	7,846
Individuals	186,717	2.16	4,035	181,924	2.72	4,950
Total deposits	404,683	2.52	10,204	385,535	3.35	12,904
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	47,920	4.23	2,028	43,159	5.03	2,171
Subordinated debt and other interest bearing liabilities	27,288	3.18	869	26,076	3.83	999
Total Canadian dollar	479,891	2.73	13,101	454,770	3.53	16,074
U.S. Dollar and Other Currencies
Deposits
Banks	28,356	4.29	1,217	27,243	5.12	1,395
Business and government	415,530	3.51	14,589	399,499	4.17	16,661
Individuals	139,241	2.33	3,245	136,679	2.65	3,620
Total deposits	583,127	3.27	19,051	563,421	3.85	21,676
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	135,530	5.19	7,036	118,474	5.69	6,736
Subordinated debt and other interest bearing liabilities	42,356	6.76	2,862	34,188	5.94	2,031
Total U.S. dollar and other currencies	761,013	3.80	28,949	716,083	4.25	30,443
Other non-interest bearing liabilities	153,366	–	–	119,016	–	–
Total All Currencies
Total liabilities and interest expense	1,394,270	3.02	42,050	1,289,869	3.61	46,517
Shareholders’ equity	86,251	–	–	79,516	–	–
Non-controlling interest in subsidiaries	40	–	–	30	–	–
Total Liabilities, Equity and Interest Expense	1,480,561	2.84	42,050	1,369,415	3.40	46,517
Net interest margin
– based on earning assets	–	1.65	–	–	1.58	–
– based on total assets	–	1.45	–	–	1.42	–
Net interest income	–	–	21,487	–	–	19,468

(1)	Includes cheques and other items in transit, which represent the net position of the uncleared cheques and other items in transit between BMO and other banks.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

116	BMO Financial Group 208th Annual Report 2025

Volume/Rate Analysis of Changes in Net Interest Income
TABLE 63

			2025/2024
	Increase (decrease) due to change in
($ millions) For the year ended October 31	Average balance	Average rate	Total
Assets
Canadian Dollar
Interest bearing deposits with banks and other interest bearing assets	562	(1,413)	(851)
Securities	775	(1,120)	(345)
Securities borrowed or purchased under resale agreements	99	(598)	(499)
Loans
Residential mortgages	331	(553)	(222)
Consumer instalment and other personal	(10)	(532)	(542)
Credit cards	51	83	134
Business and government	515	(436)	79
Total loans	887	(1,438)	(551)
Change in Canadian dollar interest income	2,323	(4,569)	(2,246)
U.S. Dollar and Other Currencies
Interest bearing deposits with banks and other interest bearing assets	(1,084)	691	(393)
Securities	1,090	79	1,169
Securities borrowed or purchased under resale agreements	144	(416)	(272)
Loans
Residential mortgages	232	36	268
Consumer instalment and other personal	(56)	133	77
Credit cards	(21)	18	(3)
Business and government	240	(1,288)	(1,048)
Total loans	395	(1,101)	(706)
Change in U.S. dollar and other currencies interest income	545	(747)	(202)
Total All Currencies
Change in total interest income (a)	2,868	(5,316)	(2,448)

Liabilities
Canadian Dollar
Deposits
Banks	(2)	(44)	(46)
Business and government	567	(2,306)	(1,739)
Individuals	130	(1,045)	(915)
Total deposits	695	(3,395)	(2,700)
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	239	(382)	(143)
Subordinated debt and other interest bearing liabilities	47	(177)	(130)
Change in Canadian dollar interest expense	981	(3,954)	(2,973)
U.S. Dollar and Other Currencies
Deposits
Banks	57	(235)	(178)
Business and government	670	(2,742)	(2,072)
Individuals	68	(443)	(375)
Total deposits	795	(3,420)	(2,625)
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	969	(669)	300
Subordinated debt and other interest bearing liabilities	485	346	831
Change in U.S. dollar and other currencies interest expense	2,249	(3,743)	(1,494)
Total All Currencies
Change in total interest expense (b)	3,230	(7,697)	(4,467)
Change in total net interest income (a – b)	(362)	2,381	2,019

BMO Financial Group 208th Annual Report 2025	117

SUPPLEMENTAL INFORMATION

Net Loans and Acceptances
(1) (2)
TABLE 64

($ millions)	Canada		United States		Other countries		Total
As at October 31	2025	2024	2025	2024	2025	2024	2025	2024
Consumer
Residential mortgages	162,328	158,902	33,693	32,168	–	–	196,021	191,070
Consumer instalment and other personal	69,721	69,557	22,860	22,962	–	–	92,581	92,519
Credit cards	11,528	12,271	1,121	1,341	–	–	12,649	13,612
Total consumer	243,577	240,730	57,674	56,471	–	–	301,251	297,201
Business and government
Commercial real estate	44,061	41,317	32,829	34,032	29	3	76,919	75,352
Construction (non-real estate)	2,950	2,712	4,790	4,402	–	82	7,740	7,196
Retail trade	17,429	17,682	13,485	15,555	61	58	30,975	33,295
Wholesale trade	7,006	6,968	17,969	18,470	94	51	25,069	25,489
Agriculture	14,003	13,449	4,328	5,031	–	–	18,331	18,480
Communications	806	817	376	559	–	–	1,182	1,376
Financing products	12	–	10,750	7,070	–	–	10,762	7,070
Manufacturing	8,551	7,949	28,575	30,678	1,921	1,593	39,047	40,220
Mining	1,139	1,015	196	433	2,118	1,876	3,453	3,324
Oil and gas	2,884	2,345	400	860	263	261	3,547	3,466
Transportation	3,978	4,594	8,850	9,936	87	16	12,915	14,546
Utilities	3,086	7,031	3,853	3,365	407	589	7,346	10,985
Forest products	616	708	558	648	3	–	1,177	1,356
Service industries	28,809	27,695	33,533	36,052	310	386	62,652	64,133
Financial	14,035	11,965	53,700	52,757	6,104	7,076	73,839	71,798
Government	1,963	1,870	308	341	283	459	2,554	2,670
Other	2,649	3,232	512	873	28	16	3,189	4,121
Total business and government	153,977	151,349	215,012	221,062	11,708	12,466	380,697	384,877
Total loans and acceptances, net of allowance for credit losses on impaired loans	397,554	392,079	272,686	277,533	11,708	12,466	681,948	682,078
Allowance for credit losses on performing loans	(1,842)	(1,531)	(2,203)	(2,141)	(31)	(31)	(4,076)	(3,703)
Total net loans and acceptances	395,712	390,548	270,483	275,392	11,677	12,435	677,872	678,375

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)	Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only.
Net Loans and Acceptances – Canada by Province
(1)
TABLE 65

($ millions) As at October 31	2025	2024
Net Loans and Acceptances in Canada by Province
Atlantic provinces	20,314	19,431
Quebec	56,654	57,974
Ontario	184,771	177,878
Prairie provinces	57,866	60,975
British Columbia and territories	76,107	74,290
Total net loans and acceptances in Canada	395,712	390,548

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.

118	BMO Financial Group 208th Annual Report 2025

Gross Impaired Loans
(1)
TABLE 66

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2025	2024	2025	2024	2025	2024	2025	2024
Consumer
Residential mortgages	693	444	210	213	–	–	903	657
Consumer instalment and other personal	449	369	178	208	–	–	627	577
Total consumer	1,142	813	388	421	–	–	1,530	1,234
Business and government
Commercial real estate	541	270	450	463	–	–	991	733
Construction (non-real estate)	134	82	106	162	–	–	240	244
Retail trade	351	269	153	239	–	–	504	508
Wholesale trade	142	75	130	294	–	–	272	369
Agriculture	303	84	111	85	–	–	414	169
Communications	9	7	39	2	–	–	48	9
Financing products	–	–	2	–	–	–	2	–
Manufacturing	185	155	974	635	–	–	1,159	790
Mining	13	15	2	1	–	–	15	16
Oil and gas	1	1	–	2	–	–	1	3
Transportation	187	246	398	218	–	–	585	464
Utilities	1	2	2	3	–	–	3	5
Forest products	7	4	–	1	–	–	7	5
Service industries	465	410	742	760	1	3	1,208	1,173
Financial	6	4	15	22	–	–	21	26
Government	21	–	–	–	–	–	21	–
Other	42	76	28	19	–	–	70	95
Total business and government	2,408	1,700	3,152	2,906	1	3	5,561	4,609
Total gross impaired loans and acceptances (GIL)	3,550	2,513	3,540	3,327	1	3	7,091	5,843
Condition Ratios
GIL as a % of gross loans and acceptances
Consumer	0.47	0.34	0.67	0.75	–	–	0.51	0.41
Business and government	1.56	1.12	1.46	1.31	0.01	0.02	1.46	1.20
Total	0.89	0.64	1.30	1.20	0.01	0.02	1.04	0.86

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
Changes in Gross Impaired Loans
(1)
TABLE 67

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2025	2024	2025	2024	2025	2024	2025	2024
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	813	539	421	434	–	–	1,234	973
Business and government	1,700	1,090	2,906	1,897	3	–	4,609	2,987
Total GIL, beginning of year	2,513	1,629	3,327	2,331	3	–	5,843	3,960
Additions to impaired loans and acceptances
Consumer	1,809	1,355	285	351	–	–	2,094	1,706
Business and government	2,095	1,491	3,586	4,219	–	3	5,681	5,713
Total additions	3,904	2,846	3,871	4,570	–	3	7,775	7,419
Reductions to impaired loans and acceptances (2)
Consumer	(955)	(649)	(141)	(168)	–	–	(1,096)	(817)
Business and government	(896)	(480)	(2,484)	(1,810)	18	1	(3,362)	(2,289)
Total reductions to impaired loans and acceptances	(1,851)	(1,129)	(2,625)	(1,978)	18	1	(4,458)	(3,106)
Write-offs (3)
Consumer	(525)	(432)	(177)	(196)	–	–	(702)	(628)
Business and government	(491)	(401)	(856)	(1,400)	(20)	(1)	(1,367)	(1,802)
Total write-offs	(1,016)	(833)	(1,033)	(1,596)	(20)	(1)	(2,069)	(2,430)
GIL, end of year
Consumer	1,142	813	388	421	–	–	1,530	1,234
Business and government	2,408	1,700	3,152	2,906	1	3	5,561	4,609
Total GIL, end of year	3,550	2,513	3,540	3,327	1	3	7,091	5,843

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)
Includes impaired amounts returned to performing status, sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized in formations.

(3)	Excludes certain loans that are written off directly and not classified as new formations.

BMO Financial Group 208th Annual Report 2025	119

SUPPLEMENTAL INFORMATION

Total Allowance for Credit Losses
(1)
TABLE 68

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2025	2024	2025	2024	2025	2024	2025	2024
Consumer
Residential mortgages	12	8	–	2	–	–	12	10
Consumer instalment and other personal	143	136	17	32	–	–	160	168
Total consumer	155	144	17	34	–	–	172	178
Business and government
Commercial real estate	57	24	11	15	–	–	68	39
Construction (non-real estate)	52	33	23	11	–	–	75	44
Retail trade	85	28	14	18	–	–	99	46
Wholesale trade	32	24	24	14	–	–	56	38
Agriculture	17	2	10	5	–	–	27	7
Communications	3	1	14	1	–	–	17	2
Financing products	–	–	–	–	–	–	–	–
Manufacturing	61	48	121	44	–	–	182	92
Mining	1	–	–	–	–	–	1	–
Oil and gas	1	1	–	1	–	–	1	2
Transportation	42	46	29	22	–	–	71	68
Utilities	1	2	–	–	–	–	1	2
Forest products	4	3	–	–	–	–	4	3
Service industries	141	93	47	17	–	–	188	110
Financial	2	2	1	–	–	–	3	2
Government	–	–	–	–	–	–	–	–
Other	9	10	–	10	–	–	9	20
Total business and government	508	317	294	158	–	–	802	475
Total allowance for credit losses on impaired loans	663	461	311	192	–	–	974	653
Total allowance for credit losses on performing loans	1,842	1,531	2,203	2,141	31	31	4,076	3,703
Total allowance for credit losses on loans	2,505	1,992	2,514	2,333	31	31	5,050	4,356
Allowance for credit losses related to off-balance sheet instruments (2)	253	193	378	318	58	69	689	580
Total allowance for credit losses	2,758	2,185	2,892	2,651	89	100	5,739	4,936
Coverage Ratios
Allowance for credit losses (ACL) on impaired loans as a % of gross impaired loans and acceptances
Consumer	13.57	17.71	4.38	8.08	–	–	11.24	14.42
Business and government	21.10	18.65	9.33	5.44	–	–	14.42	10.31
Total	18.68	18.34	8.79	5.77	–	–	13.74	11.18

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)	Reported in Other Liabilities.
Changes in Allowance for Credit Losses
(1)
TABLE 69

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2025	2024	2025	2024	2025	2024	2025	2024
Allowance for credit losses (ACL), beginning of year
Consumer	1,365	1,074	444	462	–	–	1,809	1,536
Business and government	820	824	2,207	1,885	100	22	3,127	2,731
Total ACL, beginning of year	2,185	1,898	2,651	2,347	100	22	4,936	4,267
Provision for credit losses (2)
Consumer	1,426	1,225	181	258	–	–	1,607	1,483
Business and government	950	407	1,054	1,778	7	83	2,011	2,268
Total provision for credit losses	2,376	1,632	1,235	2,036	7	83	3,618	3,751
Recoveries
Consumer	259	230	110	143	–	–	369	373
Business and government	52	106	262	88	–	–	314	194
Total recoveries	311	336	372	231	–	–	683	567
Write-offs
Consumer	(1,308)	(1,032)	(297)	(316)	–	–	(1,605)	(1,348)
Business and government	(491)	(401)	(856)	(1,400)	(20)	(1)	(1,367)	(1,802)
Total write-offs	(1,799)	(1,433)	(1,153)	(1,716)	(20)	(1)	(2,972)	(3,150)
Other, including foreign exchange rate changes
Consumer	(180)	(132)	(47)	(103)	–	–	(227)	(235)
Business and government	(135)	(116)	(166)	(144)	2	(4)	(299)	(264)
Total other, including foreign exchange rate changes	(315)	(248)	(213)	(247)	2	(4)	(526)	(499)
ACL, end of year
Consumer	1,562	1,365	391	444	–	–	1,953	1,809
Business and government	1,196	820	2,501	2,207	89	100	3,786	3,127
Total ACL, end of year	2,758	2,185	2,892	2,651	89	100	5,739	4,936
Net write-offs as a % of average net loans and acceptances (3)	0.38	0.29	0.28	0.54	0.17	0.01	0.34	0.39

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)	Excludes provision for credit losses on other assets.
(3)	Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments).

120	BMO Financial Group 208th Annual Report 2025

Provision for Credit Losses
(1)
TABLE 70

($ millions)	Canada		United States		Other countries		Total
For the year ended October 31	2025	2024	2025	2024	2025	2024	2025	2024
Consumer
Residential mortgages	59	38	1	10	–	–	60	48
Consumer instalment and other personal	498	420	96	80	–	–	594	500
Credit cards	682	496	90	108	–	–	772	604
Total consumer	1,239	954	187	198	–	–	1,426	1,152
Business and Government
Commercial real estate	76	29	37	143	–	–	113	172
Construction (non-real estate)	56	16	55	49	–	–	111	65
Retail trade	135	(4)	107	106	–	–	242	102
Wholesale trade	71	23	65	229	–	–	136	252
Agriculture	21	8	(6)	8	–	–	15	16
Communications	2	6	21	2	–	–	23	8
Financing products	–	–	–	–	–	–	–	–
Manufacturing	129	50	270	315	–	–	399	365
Mining	1	37	–	–	–	–	1	37
Oil and gas	–	1	(2)	(7)	–	–	(2)	(6)
Transportation	62	71	134	188	–	–	196	259
Utilities	–	–	–	1	–	–	–	1
Forest products	2	1	–	–	–	–	2	1
Service industries	139	95	236	354	–	1	375	450
Financial	4	1	7	63	4	62	15	126
Government	1	–	–	–	–	–	1	–
Other	68	53	26	13	–	–	94	66
Total business and government	767	387	950	1,464	4	63	1,721	1,914
Total provision for credit losses on impaired loans	2,006	1,341	1,137	1,662	4	63	3,147	3,066
Provision for credit losses on performing loans	366	296	100	378	4	21	470	695
Total provision for credit losses	2,372	1,637	1,237	2,040	8	84	3,617	3,761
Performance Ratios (%)
Total PCL-to-average net loans and acceptances	0.60	0.44	0.45	0.75	0.07	0.73	0.53	0.57
PCL on impaired loans-to-average net loans and acceptances
Consumer	0.52	0.41	0.33	0.36	–	–	0.48	0.40
Business and government	0.50	0.27	0.44	0.67	0.03	0.55	0.45	0.51
Total PCL on impaired loans-to-average net loans and acceptances	0.51	0.36	0.41	0.61	0.03	0.55	0.46	0.47

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
Average Deposits
(1) (2)
TABLE 71

		2025		2024
($ millions, except as noted)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Payable on demand – interest bearing	73,504	3.19	62,464	4.58
Payable on demand – non-interest bearing	67,292	–	64,555	–
Payable after notice	157,775	2.50	135,487	3.59
Payable on a fixed date	322,715	3.89	329,317	4.55
Total deposits booked in Canada	621,286	3.03	591,823	3.84
Deposits Booked in the United States
Payable on demand – interest bearing	10,261	3.98	10,577	5.00
Payable on demand – non-interest bearing	10,640	–	10,244	–
Payable after notice	204,155	1.98	195,017	2.19
Payable on a fixed date	87,247	4.27	93,339	4.97
Total deposits booked in the United States	312,303	2.61	309,177	3.05
Deposits Booked in Other Countries
Payable on demand – interest bearing	66	3.10	106	2.64
Payable on demand – non-interest bearing	2	–	6	–
Payable after notice	1,966	4.34	2,202	5.20
Payable on a fixed date	52,187	4.15	45,642	5.07
Total deposits booked in other countries	54,221	4.15	47,956	5.07
Total average deposits	987,810	2.96	948,956	3.64

(1)	As at October 31, 2025 and 2024: deposits by foreign depositors in our Canadian bank offices amounted to $121,150 million and $123,141 million, respectively.
(2)
Average deposits payable on a fixed date included $24 million, $45,361 million and $19,042 million of federal funds purchased, commercial paper issued and other deposit liabilities, respectively, as at October 31, 2025 ($26 million, $44,501 million and $18,427 million, respectively, as at October 31, 2024).

BMO Financial Group 208th Annual Report 2025	121

Glossary of Financial Terms

Adjusted Earnings and Measures
are
non-GAAP
and exclude certain specified items from revenue,
non-interest
expense, provision for credit losses and income taxes that may not reflect ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the
Non-GAAP
and Other Financial Measures section.
Allowance for Credit Losses
represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards.
Allowance on Impaired Loans
is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.
Allowance on Performing Loans
is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
Allowance on Performing Loans Ratio
is calculated as the allowance for credit losses on performing loans as a percentage of gross performing loans and acceptances.
Allowance for Credit Losses Ratio
is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.
Assets under Administration (AUA)
refers to the assets administered by the bank, including assets under custody, that are beneficially owned by clients and therefore not reported on the bank’s consolidated balance sheet. BMO provides administrative services for these assets, including safekeeping, recordkeeping, income collection and distribution, and reporting.
Assets under Management (AUM)
refers to the total market value of assets beneficially owned by clients and managed by the bank. Services provided in respect of AUM include the provision of investment advice and discretionary portfolio management. AUM is not reported on the bank’s consolidated balance sheet.
Asset-Backed Commercial Paper (ABCP)
is backed by assets such as trade receivables, and is generally used for short-term financing needs.
Average Earning Assets
represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over a period.
Bankers’ Acceptances (BAs)
are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.
Basis Point
is one
one-hundredth
of a percentage point.
Book Value per Share
represents common shareholders’ equity divided by the number of common shares at the end of a period.
Collateral
is assets pledged as security to secure loans or other obligations.
Collateralized Mortgage Obligations (CMOs)
are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche carries different terms, interest rates and risks.
Common Equity Tier 1 (CET1) Capital
comprises common shareholders’ equity, including applicable contractual service margin, less regulatory deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.
Common Equity Tier 1 (CET1) Ratio
is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Common Shareholders’ Equity
is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.
Contractual Service Margin (CSM)
represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services are provided.
Credit Valuation Adjustment (CVA)
represents fair value adjustments to capture counterparty credit risk in our derivative valuations.
Derivatives
are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices, or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.
Dividend Payout Ratio
represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.
Dividend Yield
is calculated as dividends per common share divided by the closing share price.
Earnings per Share (EPS)
is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.
Earnings Sensitivity
is a measure of the impact of potential changes in interest rates on the projected 12-month
pre-tax
net income from a portfolio of assets, liabilities and
off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Capital
is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading),
operational
non-financial,
business and insurance, based on a
one-year
time horizon using a defined confidence level.
Economic Value Sensitivity
is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Effective Tax Rate
 is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

122	BMO Financial Group 208th Annual Report 2025

Efficiency Ratio (or
Expense-to-Revenue
Ratio)
is a measure of productivity. It is a percentage calculated as non-interest
expense divided by total revenue (on a taxable equivalent basis in the operating segments).
Fair Value
is the amount of consideration that would be agreed upon in an arm’s-length
transaction between knowledgeable, willing parties, who are under no compulsion to act, in an orderly market transaction.
Forwards and Futures
are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter
market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.
Gross Impaired Loans and Acceptances (GIL)
is calculated as the credit impaired balance of loans and customers’ liability under acceptances.
Gross Impaired Loans and Acceptances (GIL) Ratio
is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.
Guarantees and Standby Letters of Credit
represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.
Hedging
is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.
High-Quality Liquid Assets (HQLA)
are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.
Impaired Loans
are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.
Insurance Investment Results
represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.
Insurance Service Results
represent insurance revenue, insurance service expenses and reinsurance results.
Leverage Exposures (LE)
consist of
on-balance
sheet items and specified
off-balance
sheet items, net of specified adjustments.
Leverage Ratio
is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Liquidity and Funding Risk
is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.
Liquidity Coverage Ratio (LCR)
is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day
period under a stress scenario, in accordance with guidelines issued by OSFI.
Market Risk
is the potential for financial loss as a result of the impact to capital and earnings from adverse changes in market variables that may affect the bank’s trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Mark-to-Market
represents the valuation of financial instruments at fair value as of the balance sheet date.
Master Netting Agreements
are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.
Net Interest Income
comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.
Net Interest Margin
is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.
Net Stable Funding Ratio (NSFR)
is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) Guideline.
Notional Amount
refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-Balance
Sheet Financial Instruments
comprise a variety of financial arrangements offered to clients, including credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Office of the Superintendent of Financial Institutions (OSFI)
is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.
Operating Leverage
is the difference between the growth rates of revenue and
non-interest
expense.
Options
are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Pre-Provision,
Pre-Tax
Earnings (PPPT)
is a
non-GAAP
measure, calculated as income before provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.
Provision for Credit Losses (PCL)
is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.
Provision for Credit Losses (PCL) Ratio
is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

BMO Financial Group 208th Annual Report 2025	123

GLOSSARY OF FINANCIAL TERMS

Provision for Credit Losses (PCL) Impaired Loans Ratio
is calculated as the annualized total provision for credit losses on impaired loans as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) Performing Loans Ratio
is calculated as the annualized provision for credit losses on performing loans as a percentage of average net loans and acceptances.
Return on Assets (ROA)
is calculated as net income, as a percentage of average assets.
Return on Equity or Return on Common Shareholders’ Equity (ROE)
is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
Return on Tangible Common Equity (ROTCE)
is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.
Risk-Weighted Assets (RWA)
are
on-
and
off-balance
sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.
Securities Borrowed or Purchased under Resale Agreements
are
low-cost,
low-risk
instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements
are
low-cost,
low-risk
liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Securitization
is the practice of selling pools of contractual debts, such as residential mortgages and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.
Structured Entities (SEs)
include entities for which voting or similar rights are not the primary factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.
Structural
(Non-Trading)
Market Risk
comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.
Swaps
are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.
Tangible Common Equity
is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.
Taxable Equivalent Basis (teb):
Operating segment revenue is presented on a taxable equivalent basis (teb). Net interest income, total revenue and provision for income taxes in Capital Markets and U.S. Banking are increased on tax-exempt
securities to an equivalent
pre-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources, and are reflected in the key metrics. The offset to operating segment teb adjustments is reflected in Corporate Services net interest income, revenue and provision for (recovery of) income taxes.
Tier 1 Capital
comprises CET1 Capital and
Additional Tier 1 (AT1) Capital
. AT1 Capital consists of preferred shares, limited recourse capital notes, less regulatory deductions.
Tier 2 Capital
comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital
comprises Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC)
comprises Total Capital and senior unsecured debt subject to the Canadian
Bail-In
Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.
Total Loss Absorbing Capacity (TLAC) Ratio
is calculated as TLAC divided by risk-weighted assets.
Total Loss Absorbing Capacity (TLAC) Leverage Ratio
is calculated as TLAC divided by leverage exposures.
Total Shareholder Return (TSR)
represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. It includes the change in share price and assumes dividends received were reinvested in additional common shares.
Trading-Related Revenue
comprises net interest income and
non-interest
revenue earned from
on-balance
sheet and
off-balance
sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.
Value-at-Risk
(VaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day
holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

124	BMO Financial Group 208th Annual Report 2025